Exhibit (c)
The annual budget for the Registrant as set forth in the Program Document for 2008-2011
(Documento di Programmazione Economica e Finanziaria per gli anni 2008-2011 — DPEF), dated June 28, 2007, and the Update to the Program Document for 2008-2011 (Nota di Aggiornamento al
Documento di Programmazione Economico-Finanziaria per gli anni 2008-2011) and the Annual
Program Report for 2008 (Relazione Previsionale e Programmatica per il 2008), each dated
September 28, 2007 and filed in paper format under cover of Form SE on April 23, 2008.

Ministero dell“Economia e Delle Finanze
2008-2011
Economic and Financial
Planning Document
The
2008-2011
ECONOMIC AND FINANCIAL PLANNING DOCUMENT
is available on-line at
the Internet address listed below:
ww.mef.gov.it
www.dt.tesora.it

2008-2011
Economic and Financial
Planning Document
Submitted by Prime Minister
Romano Prodi
and
by Minister of the Economy and Finance
Tommaso Padoa-Schioppa
Adopted by the Cabinet on June 28, 2007

2008-2011 Economic and Financial Planning Document

Rome, 29 June 2007
     Illustre e Caro Presidente
     The Economic and Financial Planning Document approved by the Government one year ago indicated the objective, for the entire political term, of getting the Italian economy back on a sustainable growth track. The dreary state into which the economy had lapsed in the preceding years—low growth, deterioration in public accounts, and growing social concerns—had to be overcome.
     The progress made after just one year is quite clear: employment is up, prices have stabilised to a point not seen in a decade, thereby reinforcing the public’s purchasing power; Italian firms are being restructured, while the reduction of the fiscal wedge will grow their competitiveness. The Government has tackled the most acute issues of social concerns, it has tapped and allocated resources for development and for the southern regions of the country; it has respected the commitments taken with regard to the European Union, and has laid the groundwork for the repeal of the Excessive Deficit Procedure initiated in 2005. For the first time in a long time, the trend of the public accounts is such that there will be no need for corrective measures for the year to come for the purpose of fiscal consolidation. This is a strikingly significant development.
     The rejection of a two-step strategy—first, fiscal consolidation, and then, enhancing growth—has borne fruit: the country is once again on a growth track after years of stagnation, and it has emerged from its fiscal predicament.
     While much has been accomplished, a lot more still needs to be done. The effort of the Government and the country must be concentrated on the objective of transforming the cyclical recovery into long-lasting and sustainable growth. Recent trends confirm that serious shortcomings persist with respect to the rest

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of Europe: weak capacity to innovate and adopt new technologies; insufficient competitive pressure, particularly in the services sector; labour market participation that is well below the European average, especially for women and older workers; low level of education for the work force; shortage of infrastructures; and inefficiency in the public administration.
     These shortcomings are depressing the economy’s potential growth and have left the country unprepared to meet future challenges.
     We can transform shortcomings into opportunities: closing the productivity and labour-participation gap with the rest of Europe would mean growing at a pace of nearly 3 per cent for many years. It is feasible: we need a burst of pride, renewed ambition that can leverage the country’s enormous vital energy. We also need to ensure that the legitimate defence of special interests does not exceed the threshold of reason, and that the voice of a minority does not prevail over the profound, but faint, voice of general interest.
     In addition to illustrating how much has been done in the first year of the political term, this Economic and Financial Planning Document points out economic-policy initiatives to be implemented and to be strengthened such as: to make the actions of the state and local government more effective; to lighten the burden of public administration on the economy by increasing its productivity; to enhance competition in markets for products and services; and to remedy social concerns. The commitments remain firm with respect to: renovating and strengthening the school and university system; removing the bottlenecks within the fixed infrastructures that are impeding economic development; promoting greater equal opportunity; and pursuing energy efficiency and the development of renewable sources. The Document concentrates on policies for the environment, thereby evidencing the central position that the issues of climate change and sustainable development have achieved within modern economies.
     Achieving higher growth is not possible without greater unity and social justice, a guiding principle behind the activity of the Government since it was formed. The time has come for putting the finishing touches on Italy’s welfare state, while also ensuring fiscal sustainability over the long term. The Decree Law approved along with this Document achieves a very important step in this direction: the initiative to sustain small pensions and the programme to aid workers having difficulty in securing full-time employment will alleviate very distressing situations for many of the country’s elderly and young people. At this point, it is possible to complete the pension reform process initiated in the early nineties and finally to provide the protection that workers need, by coming up with a framework that is compatible with the needs for social justice and fiscal sustainability.
     Tax evasion in Italy is at an unacceptable level and has the untenable effects of an unfairly distributed, very high burden for honest taxpayers, and serious distortion of competition. Evasion robs the tax authorities of income equivalent to more than 15 per cent of GDP; getting tax evasion back to a level more in line with the size of the economy would give the Treasury tens of billions of euros of annual revenues, a sum that would allow a significant reduction in

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the burden for taxpayers by several percentage points across the board. The Government reaffirms the commitment in the most recent Budget Law to reduce taxes as soon as the results from the fight against tax evasion are sounder and provided such reduction is compatible with fiscal consolidation.
     Even though Italy has emerged from its fiscal predicament, this does not mean that the fiscal consolidation process is complete. From this standpoint, there are some concerns about the recent, false perception that there is no longer a need for a balance between ends and means, or between resources available and resources used.
     Struggling to stay within the boundaries set by the past Budget Law, the trend of spending continues to raise some concerns. With the highest public debt in Europe, Italy is more sensitive than other countries to interest-rate fluctuations. Given the effect of the increases that have occurred since the beginning of the year, the most recent estimates indicate interest expenditure will rise by about €2.5 billion. We must never lose sight of a simple fact: if the public debt were to be cut in half, an additional €35 billion per year would be available for development, infrastructure improvement and better social protection. The reduction of the debt must thus be the state’s first investment in favour of young people and future generations.
     The Government reaffirms the commitment made one year ago to balance the budget and to bring the debt below 100 per cent of GDP by the end of the political term.
     Whereas it is true that a net adjustment in the accounts for fiscal consolidation purposes will not be needed in September, it is also true that it will be necessary to tap a sizeable amount of resources, albeit smaller than in the past year, through a series of fiscal measures. Such resources will be needed to cover expenditures for public contracts, service contracts, international commitments and so forth, which, though not included in the forecasts based on unchanged legislation, are based on signed commitments or customary practices and would thus be difficult to ignore. There are also expenditures that will arise from the initiatives that the Government intends to undertake.
     How is it possible to reconcile the need for additional resources with the intention to reduce the tax burden and the constraint of fiscal consolidation? There is only one answer: to spend more intelligently. To recover resources within the general government’s budget, by augmenting the quality and the efficiency of the spending; to re-examine in-depth what the state does and how it does it.
     The absolute value of primary expenditures can and must become a point of reference in Parliament’s review of this Document and in the preparation thereafter of the proposal for the next Budget Law.
     With the previous Budget Law and the initiatives of recent months, the Government has undertaken significant action to control the public accounts. It has implemented a new budget classification system — focused on the clear identification of the state’s main objectives and programmes. As a result of the new system, the public, Parliament and the Government itself will find the

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budget less complicated and easier to understand, while the management of the resources is more flexible and results-oriented. The system also provides a basis for reorganising the structures, responsibilities and incentives within the public administration.
     The Government has also inaugurated a spending review within certain ministries (Education, Home Affairs, Infrastructure, Transport and Justice), with the initiative to be gradually extended to all of the administrations. A procedure that has yielded significant results in other countries, the spending review involves the evaluation of needs in relation to results to be achieved, with the practice of adding resources to existing structures thus being abandoned.
     The strategy of spending more intelligently also embraces the commitment to reduce the costs of the political system and to make its financing clearer and more transparent. It aims to correct practices, behaviour and rules increasingly accepted by holders of public offices—Government, central administrations, local entities, public-sector companies, institutions—that are siphoning off public resources and increasing citizens’ aversion toward public officials.
     The public sector includes administrations that are exemplar for their quality and efficiency, but it also includes those that are overabundant, top-heavy and squandering resources. Effective application of the Productivity Accord signed with the unions with regard to transfers, responsibilities and performance evaluations for employees in the public sector provides a new basis for making the state sector and other sectors more modern. Steering the public sector toward levels of excellence and simultaneously freeing up resources to be channelled into priority initiatives is indeed a feasible undertaking. Bringing the prefectures, courts, hospitals, universities and schools up to the levels of excellence seen in the best cases within the public sector means securing better services and substantial savings at the same time.
     The Planning Act issued jointly with this Document is based precisely on this line of action, as a guide to the preparation of the Budget Law in September. The resources for new initiatives and for reinforcing the most important activities will be sought first within the sector to which the initiatives apply. The Planning Act references this commitment for all administrative responsibility centres.
     With regard to the so-called ‘fiscal federalism’, the Government has achieved historic progress for the country, by fully implementing Title V of the Constitution, in concert with system in place for the regions and local autonomous areas. The bill for the enabling act serves as the basis for a major revision of the system for financing territorial entities, and is inspired by several fundamental principles: achieving balance between public functions and financial responsibility; ensuring territories having different needs and different pools of resources are essentially treated equally; substituting the historical expense criterion; ensuring coordination between levels of government; and respecting the European Stability and Growth Pact.

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     Improving the spending quality and making the intervention of the public sector more effective are not simply issues of political will; they are likewise questions of how resources are concretely managed by public officials at a central and local level, and issues of the constant commitment within individual offices, entities and public institutions. The Government will do its part, but all of the administrations will need to intensify their effort with renewed enthusiasm and sense of responsibility. It is by acting in this regard that we can ensure a better future for our country.
     The Government is transmitting and publishing this Document with the conviction that it may be useful as the basis for debate and decisions on the part of the Italian Parliament and that it may prompt constructive reflection between those who have the future of Italy at heart.
To the Chairmen
of the Senate of the Republic
and the Chamber of Deputies

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2008-2011 Economic and Financial Planning Document .
“The first difficulty is to realize that the proper object of true political skill is not the interest of private individuals but the common good. This is what knits a state together, whereas private interests make it disintegrate. If the public interest is well served, rather than the private, then the individual and the community alike are benefited.”
Plato, Laws (IX, 875a)

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TABLE OF CONTENTS

I.	Summary

Part I

II.	The International Economy

II.1	Economic Trends
II.2	Prospects for 2008 and Beyond
II.3	Risks of the Forecasts

III.	The Economy and Public Finance in Italy

III.1	2007 and Current Trends
III.2	The Framework for 2008-2011
III.3	The Scenario Based on Unchanged Legislation and Additional Expenditures

Part II

IV.	Strategic choices and sectoral policies

IV.1	Sustainable Growth, Social Justice, Fiscal Consolidation

V.	Policies for sustainable growth

V.1	International Role
V.2	Defence
V.3	Justice, Law Enforcement and Rule of Law
V.4	Consumers, Users, Competition, Transparency
V.5	Administrative and Regulatory Simplification
V.6	Climate and Environment
V.7	Energy
V.8	Labour Policies
V.9	Education
V.10	Higher Education and Research
V.11	Infrastructure
V.12	Mobility
V.13	Telecommunications Network and Digitalization
V.14	Innovation and Competitiveness
V.15	Internationalization of Italy’s Exporting firms

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V.16	Tourism
V.17	Culture
V.18	Agro-food Sector and Fishing

VI.	Policies for social justice

VI.1	Social Justice
VI.2	Tax Policy between Growth and Social Justice
VI.3	Family Action Plan
VI.4	Equal Opportunities Action Plan
VI.5	Youth Policies
VI.6	Health
VI.7	Development Aid

VII.	Fiscal Sustainability

VII.1	Quality of Public Expenditure and Fiscal Reform
VII.2	Modernising Public Administration
VII.3	Pensions
VII.4	Public Debt
VII.5	Privatisation

VIII.	Southern Italy and Local Government Finance

VIII.1	Economic Trends, Policy Objectives and Local Government Policies
VIII.2	Regional Finance, Rules, Tax Authorities

IX.	Appendices

IX.1	Social Justice
IX.2	Labour Productivity
IX.3	Italian Households’ Financial Wealth
IX.4	Trend of the Property Market in Italy
IX.5	Non-Financial Firms: Balance Sheet Accounts and Sources of Financing
IX.6	Qualitative Upgrading of Italian Exports in Traditional Sectors
IX.7	Impact of Deregulation on Prices
IX.8	Deregulation in 2007
IX.9	Fight Against Tax Evasion
IX.10	Fiscal Rules
IX.11	Kyoto Objectives

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Tables

Table I.1	Public Finance, Policy Scenario and Scenario Based on Unchanged Legislation
Table II.1	International Economic Growth
Table II.2	International Prices
Table III.1	Value Added
Table III.2	Employment
Table III.3	Comparison of Forecasts for 2007
Table III.4	Macroeconomic Scenario Based on Unchanged Legislation
Table III.5	General Government Account Based on Unchanged Legislation
Table III.6	Differences in 2007, 2008 and 2009 Forecasts Versus RUEF
Table III.7	General Government Based on Unchanged Legislation
Table III.8	General Government Account 2006-2011
Table III.9	Macroeconomic Indicators over Medium Term, Policy Scenario
Table III.10	Public Finance, Based on Unchanged Legislation and Policy Scenario
Table lll.11	Public Finance Targets
Table III.12	Change in Debt Adjusted for Cyclical Component and One-Off Measures
Table III.13	Classification of Possible Expenditures
Table V.1	Government Capital Expenditure
Table VI.1	2000-2006 Health Spending
Table VII.1	Percentage Composition of Primary Expenditure in Italy by Function
Table VIII.1	Government Capital Spending
Table VIII.2	Resources of the 2007-2013 National Strategic Framework
Table IX.l	Non-Financiai Firms in Italy, Balance-Sheet Composition, 1995, 2000, 2006
Table IX.2	Composition of Corporate Liabilities, 2005

Charts

Chart II.1	Trend of GDP 1997-2007
Chart III.1	Contribution to GDP Growth
Chart III.2	Growth Assumptions, Alternative Scenarios
Chart V.1	Government Investments per Sectors and Levels of Government
Chart VII.1	Government Spending on Pensions as a Proportion of GDP
Chart VII.2	Trend in Debt-service Costs As a Proportion of GDP and By Average Cost At Issuance
Chart VII.3	Evolution Of Debt Duration and Average Life
Chart VII.4	Evolution of Debt Composition By Instruments
Chart VII.5	Evolution of Debt to GDP Ratio
Chart VIII.1	Business and Consumer Confidence
Chart VIII.2	GDP Growth in the South, Policy Scenario
Chart VIII.3	Breakdown By Priority Of The 2007-2013 National Strategic Framework Funds In The South
Chart IX.1	Relative Poverty by Geographic Area
Chart IX.2	Relative Poverty by Type of Household

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Chart IX.3	Relative Poverty in 2004
Chart IX.4	Subjective Poverty, Total for Italy
Chart IX.5	Breakdown of GDP Growth Rate
Chart IX.6	Mix of Assets in Households Portfolios for Various European Countries
Chart IX.7	Flow of Mortgage Loans to Italian Households
Chart IX.8	Private Residential Investment in Italy and Stock of Residential Construction
Chart IX.9	Weights of Different Types of Financing 1995-2006
Chart IX.10	Venture Capital Investment, 1995, 2000 and 2005
Chart IX.11	Average Unit Values and Volumes of Exports for Textile/Apparel Sector
Chart IX.12	Average Unit Values and Volumes of Exports for Footwear Sector
Chart IX.13	Absolute Qualitative Change of Italian Exports
Chart IX.14	Relative Qualitative Change of Italian Exports Compared with EU Imports from World
Chart IX.15	Absolute Qualitative Change of Exports in France, Germany, and Spain (Apparel)
Chart IX.16	Absolute Qualitative Change of Exports in France, Germany, and Spain (Footwear)

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I. SUMMARY
     The Government has made economic development its priority, while continuing fiscal consolidation. Robust, sustainable growth is needed so that the fiscal adjustment resulting from the significant and rigorous measures adopted last year will translate into lasting improvement. In order for growth and fiscal consolidation to have long-term repercussions, they must be socially equitable and environmentally sustainable, as indicated in the specific chapters of this document.
     The 2007-2011 Economic and Financial Planning Document (DPEF) presented last year traced the guidelines of the Government’s actions for the entire political term. This year’s document reports on the state of completion of the projects undertaken and provides indications for those still to be inaugurated. From this perspective, the progress is encouraging: the recovery of the Italian economy continues, and the fiscal consolidation steps undertaken have already shown to be effective. There is, however, still much to be done.
     In line with cyclical developments in Europe, Italy’s GDP expansion is expected to move beyond its potential for the second consecutive year, hitting 2.0 per cent in 2007. Growth will likely be driven by domestic demand, and particularly, private consumption which is poised to benefit from a gradual recovery in confidence. Though still mostly of a cyclical nature, encouraging signs are coming from the positive performance of exports and the recovery in productivity. Such signs could indicate that significant progress has been made in the process of restructuring Italian industry and the economy as a whole.
     Compared with the forecasts contained in the Combined Report on the Economy and Public Finance (RUEF) published in March, the forecasts in this document call for slightly higher growth in 2008 and the years thereafter. The policy scenario’s growth objectives set out in the Economic and Financial Planning Document (DPEF) for the 2008-2011 period take into account the economic-policy measures that the Government intends to adopt in the next few years. The GDP growth indicated in the policy scenario is slightly higher than the forecast for the scenario based on unchanged legislation. This is due to the conservative nature of the projections and to the fact that the policy scenario’s objectives take into account the fiscal consolidation measures needed to achieve a balanced budget in the medium term.
     From this perspective, the potential advantages from implementation of the reforms programme could be underestimated. The more optimistic, though not unrealistic, assumptions regarding the trend of several fundamental economic variables (e.g. the growth in total factor productivity and the rate of participation of the working age population, as indicated in the objectives of the Lisbon process) would yield substantially more favourable performance. Should such circumstances actually be realised by the end of the period, the GDP growth rate could get close to 3 per cent.
     From a public finance perspective, recent developments have been positive and better than expected. Public accounts should continue to move in a favourable direction

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in 2007, following the significant improvement realised during the previous year thanks both to the Government’s commitment to fiscal consolidation and economic recovery.
     Considering the results achieved to date and the updating of current trends in revenues and expenditures, the public accounts projections presented in the Economic and Financial Planning Document show some changes with respect to the Combined Report on the Economy and Public Finance (RUEF). On the revenue side, the tax receipts realised in the first three months of 2007 served as the basis for projecting incremental tax revenues of roughly €3.1 billion for the current year. Although the scenario for expenditures is basically in line with that contemplated by the RUEF, some concerns exist about the trend of some components of healthcare expenditure, as well as some risk factors related to interest and other current expenditures. It should also be noted that the budget consolidation effort—which mobilised more than €45 billion last year alone—is not a single-year initiative, but one that spans three years, and it is over this period that the complete evaluation thereof should be made.
TABLE I.1: PUBLIC FINANCE, POLICY SCENARIO AND SCENARIO BASED ON UNCHANGED LEGISLATION

	2006	2007	2008	2009	2010	2011

NET BORROWING: RESULTS AND ESTIMATES
RUEF (March 2007) based on unchanged legislation	-4.4	-2.3	-2.3	-2.1	—	—
New trend data prior to the Decree Law (June 2007)	-4.4	-2.1	-2.1	-1.8	-1.3	-1.1

2008-2011 DPEF
Decree Law (% of GDP)	—	0.4	0.1	0.1	0.1	0.1
Updated net borrowing based on unchanged legislation	—	-2.5	-2.2	-1.9	-1.4	-1.3
Net borrowing policy scenario	—	-2.5	-2.2	-1.5	-0.7	0.1
Fiscal adjustment per year to be achieved (€ bn)	—	0.0	0.0	-6.3	-6.5	-11.4
Cumulative correction to be achieved (€ bn)	—	0.0	0.0	-6.3	-12.8	-24.2
% of GDP	—	0.0	0.0	-0.4	-0.7	-1.4

     Due to the effectiveness of the Government’s measures, it will be possible, for the first time in many years, to achieve the policy objective without having to rely on additional corrective measures for the year to come. Any future measures that the Government may elect to put into place this year will thus not be based on the need for correcting unexpected developments, but rather on the opportunity for redistributing resources, including for the purpose of meeting essential binding commitments not yet fully included in the projections based on unchanged legislation. Despite the more favourable prospects for public finance, Italy cannot afford to let down its guard. The Government intends to respect the commitments undertaken with Europe with regard to the Excessive Deficit Procedure. At the same time, the Government plans to use the extra tax revenues closely linked to the structural improvement in the economy for initiatives to promote development and for specific measures to sustain the weaker social classes.

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     Within the framework of the policy objectives, 2007 net borrowing should equal 2.5 per cent of GDP, after incorporating the effects of the new measures for an amount of financial resources equal to roughly 0.4 per cent of GDP. The policy scenario fully respects the commitment made to the EU to eliminate the deficit in the 2006-2007 two-year period, the cyclically-adjusted cumulative adjustment, net of one-off measures, is equal to 1.7 per cent of GDP, or 0.1 percentage points more than that required by the July 2005 Ecofin Recommendation. A reversal of the trend in the debt-to-GDP ratio is also expected, with the ratio starting to decline again and getting to 105.1 per cent in 2007.
     Net borrowing should be at 2.2 per cent of GDP in 2008. This objective implies rigorous control over spending. Should this not happen, the Government intends to take the necessary steps during the year to make the achievement of the policy goal possible.
     A further, gradual decline in net borrowing is projected over the 2009-2011 period, with the country achieving a balanced budget in 2011, when the primary surplus should be equal to around 5 per cent of GDP. The structural adjustment to be introduced in order to ensure a balanced budget by 2011 is approximately 1.4 per cent of GDP. Public debt is expected to dip below 100 per cent of GDP, reaching 95.0 per cent in 2011.
     In order to transform the current economic recovery into lasting and sustainable growth from a social, environmental and fiscal perspective, the reference horizon for Government’s action must be extended so as favour greater inter-generational justice, thus reducing the debt burden for future generations. The concrete completion of such a process is not an easy undertaking, but the objective must be pursued with determination nonetheless.
     The fiscal sustainability which has been reinstated during the first year of the political term must be safeguarded. It thus becomes necessary to pinpoint the sources of funding to finance the initiatives that the Government may elect to implement. The Government does not intend to tap any such funding through further increasing the tax burden for individuals who are already paying their fair share of taxes; on the contrary, the Government plans to alleviate the tax burden over time, and as established by the 2007 Budget Law, to fund certain new initiatives with resources recovered through efforts to fight tax evasion. Still, it will be possible to cut the tax burden only if the current trend in public spending develops in line with the forecasts.
     If the raising of tax rates is excluded, then the additional resources can only be found through increasing the quality and efficiency of spending. This is the point of convergence for stronger economic development, greater justice, and fiscal consolidation.
     This document’s analysis is thus not focused on the distribution of additional resources; instead, it focuses on the more effective and efficient use of existing resources. A particular emphasis thus goes to the issue of ‘spending better’. The leeway to secure additional savings and greater effectiveness within the public spending sectors is indeed significant. If every area of the public administration (education, universities, justice, public works, security, etc.) were to be able to achieve the highest levels of efficiency already observed within each of the areas themselves, the achievement would not only

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lead to significant savings on expenditures, but also to improvement in services to the public.
     The emphasis of last year’s DPEF on the need for cutting expenditures in four major areas—the pension system, healthcare, public employment, local government—is still as valid as ever. The actions undertaken to date must therefore be considered only as an initial step of a more general process for urgently improving the quality of public expenditure—a process that must be moved ahead with firm determination in the next few years.
     A pivotal aspect of this project is the text of the draft delegated legislation that the Government passed with regard to the implementation of Title V of the Constitution.
     In accordance therewith, the financing for the policy actions set out in this document must be found within the overall process of making the public sector more effective. The resources recovered through ‘spending better’ will mostly be re-allocated within the same areas. The start-up of both the process of reforming the public budget and the spending review will provide an important contribution in this regard.
     The ultimate goal driving the Government’s action remains that of enhancing sustainable growth, and matching it with greater social justice and fiscal consolidation.

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Part I

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II. THE INTERNATIONAL ECONOMY
II.1 ECONOMIC TRENDS
     Global economy
     The global economy and international trade continued to grow at robust rates in the first few months of 2007, keeping pace with the trend set in 2006. The cyclical strengthening was significant in the Euro Area and Japan, while the U.S. economic expansion gradually lost steam, lingering below potential. The growth of the countries in the rest of Asia and in Latin America was strong.
     Major fluctuations in commodity prices, and particularly energy prices, have continued to influence price trends at a global level, although international inflationary tensions are still modest, partly as a result of cautious monetary policies by the central banks of the most industrialized countries.
     The differential between long-term interest rates in the Euro Area and the United States has gradually narrowed, and this, together with expectations about European growth, has contributed to the euro’s appreciation against the dollar. The European currency has also gained ground against the Japanese yen, while Japan’s interest rates are continuing to hover at low levels.
     On the basis of the most recent figures published by international institutions, global GDP is estimated to expand by 4.9 per cent in 2007, compared with 5.4 per cent in 2006. The pace of growth of international trade also looks poised to slow to around 7.0 per cent, compared with 9.2 per cent in 2006.
     United States
     After having expanded above its potential for three consecutive years, the U.S. economy experienced a slowdown starting in the second quarter of 2006. GDP growth for the full year stood at 3.3 per cent. The weaker momentum can mostly be attributed to a roughly 20 per cent decrease in residential investment in comparison with the previous year. An inventory adjustment in the manufacturing sector also contributed to the slowdown, while private consumption continues to expand at a high rate, fuelled by growing employment and wages.
     The overall growth rate for 2007 is projected to slow further, to around 2.1 per cent. Consumer spending is expected to diminish gradually as a result of subdued employment growth. Net exports should contribute positively to growth in 2007, and then return to having a neutral impact in subsequent years. The most recent indicators point to the possibility that the U.S. economy will gradually begin to move beyond its current weakness as of the second half of this year.
     Despite some price tensions, the expectations of a rise in the inflation rate continue to be modest, while the prospects for the Federal Reserve’s monetary policy remain essentially unchanged.
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     Euro Area
     The Euro Area economy logged growth of 2.7 per cent in 2006, the best result since 2000: the average growth for the three previous years stood at 1.4 per cent. The feared slowdown (as a result of high oil prices, the euro’s appreciation, and the difficulties encountered by the U.S. economy) has yet to materialise, partly due to the strength of the global cycle. Investments have led economic growth, along with a still modest contribution on the part of consumer spending. Net exports made a positive contribution, despite the real appreciation of the euro.
     For 2007, the expected growth of 2.6 per cent is slightly below the prior-year level. The growth of consumer spending is poised to strengthen gradually as a result of several factors: the strong rebound of employment in the past two years; improving consumer confidence; and the continuing favourable trend of the financial and property markets. More robust domestic demand, together with a continuing positive contribution of foreign demand, should make for a more balanced and sustainable cyclical recovery.
     Even though the European Central Bank has gradually lifted the reference rate since December 2005, taking it to 4.0 per cent at the start of June, financing conditions remain favourable overall, and the growth of credit continues to be high.
     Japan
     The Japanese economy grew by an average annual rate of 2.2 per cent in 2006, thereby surpassing its potential. The weakness seen in private consumption in mid-year was eventually overcome, partly due to the favourable situation in the labour market. Investments (sustained by strong levels of corporate earnings) and net exports proved to be the main components of growth, particularly in relation to demand coming from
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China. The economy can be expected to grow at an even more robust 2.4 per cent rate in 2007, partly due to some rebalancing of growth in favour of domestic demand.
     In terms of monetary policy, the Bank of Japan has committed to a gradual process of normalisation in the level of interest rates. Even though the annual rate of inflation continues to hover around zero, the threat of deflation seems to have been overcome, given the expected strengthening of domestic demand. Hence, the raising of interest rates will probably be done in a very gradual manner.
     Public finance remains a key aspect of the government’s medium-term programme. A primary surplus is needed in order to stabilize the public debt/GDP ratio, and this implies the continuation of the current fiscal-consolidation effort.
     Asian economies
     The rest of Asia continues on its fast-track development, thanks to the strong momentum of both foreign trade and investments.
     China again achieved annual GDP growth in excess of 10 per cent in 2006. Investment activity has continued to be the principal driving force of China’s economy, even though policymakers have adopted restrictive measures (liquidity restraint, control of credit flows, increased borrowing rates, and higher mandatory reserve requirements) in order to slow the pace of capital spending. The growth rate of private consumption continues to remain below the rate of GDP growth.
     The Chinese economy is expected to grow at a strong pace again in 2007 (around 10 per cent). Foreign trade and the current surplus are projected to increase further, as suggested by the figures for the first months of the year.
     In India, economic growth is likely to experience a slight slowdown in 2007 due to the impact of restrictive monetary measures on domestic demand. The rate of growth is forecast at 8.4 per cent, compared with the 9.2 per cent achieved in 2006.
II.2 PROSPECTS FOR 2008 AND BEYOND
     As projected by leading international institutions, the global economy should grow on average by 4.8 per cent per year over the 2008-2011 four-year period, thus decelerating with respect to the 5.1 per cent logged for the 2005-2007 three-year period. In any event, the current phase of expansion of the global economy is poised to continue.
     The growth of industrialised countries during the forecast period should be around 2.6 per cent per year, thus decreasing by 0.2 percentage points with respect to the preceding three-year period. World trade is projected to expand by a stronger 7.4 per cent, though this is slightly below the 7.9 per cent annual growth achieved for the 2005-2007 period.
     The U.S. economy is expected to resume growing at a strong pace (2.7 per cent per year), even though the rate of expansion should be lower than that for the previous three-year period. Unlike the past, foreign trade should make a positive contribution to GDP growth over the entire forecast period, as a result both of the dollar’s prior depreciation and growth of leading trade partners.
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TABLE II.1: INTERNATIONAL ECONOMIC GROWTH (% changes in GDP)

	2005	2006	2007	2008	2009	2010	2011

GDP

Industrialised countries	2.5	3.2	2.6	2.7	2.6	2.5	2.5
United States	3.2	3.3	2.1	2.6	2.7	2.7	2.7
Japan	1.9	2.2	2.4	2.1	1.7	1.4	1.3
Euro Area (13 countries)	1.4	2.7	2.6	2.5	2.0	2.0	2.0
Italy	0.1	1.9	2.0	1.9	1.8	1.7	1.7
France	1.2	2.0	2.4	2.2	1.9	2.0	2.2
Germany	0.9	2.7	2.5	2.4	1.6	1.6	1.5
UK	1.9	2.8	2.7	2.5	2.4	2.4	2.4
Spain	3.5	3.9	3.6	3.2	2.5	2.4	2.3

World, excluding EU	5.7	6.0	5.4	5.5	5.4	5.3	5.3
World	4.9	5.4	4.9	4.9	4.8	4.7	4.7

World trade	7.4	-9.2	7.0	7.4	7.4	7.4	7.4

Source Based on IMF OECD, and European Commission data
     Over the medium term, the Euro Area is expected to grow by 2.1 per cent per year, thus close to potential and essentially in line with the 2005-2007 period. Initially driven by exports, the economic expansion should gradually spread out to domestic demand components, and private consumption in particular. The favourable economic growth should have a positive impact on continuing reduction of fiscal deficits in some of the main countries in the Euro Area.
     In Japan, the annual growth rate is forecast to slow to 1.6 per cent during the four-year period considered, thus decreasing by 0.5 percentage points with respect to the prior three years. Should this occur, the economy would be back growing at a rate close to its potential. The deceleration is ascribed to expected moderation of demand from the main outlet markets for Japanese products (China and Southeast Asian countries) and to possible appreciation of the yen.
     Though recently rising, the price of oil should stabilise around $65 per barrel due to some easing of pressure on the demand side. Even so, the market backdrop can be expected to remain highly volatile, given the outlook for delays in the structural adjustment of supply and the continuation of geopolitical instability. As far as prices for non-energy commodities and manufactured goods are concerned, the prevailing estimates point to a gradual slowdown consistent with the trend of the global economy.
     Turning to exchange rates, the forecast calls for the EUR-USD rate to stabilise around 1.34, thereby confirming the weakness of the dollar manifested in 2006 and the first half of 2007. Emerging countries (and China, in particular) do not show any signs of changing the direction of their foreign exchange policies in the near term, despite the recent higher inflation.
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2008-2011 Economic and Financial Planning Document
TABLE II.2: INTERNATIONAL PRICE (% changes)

	2005	2006	2007	2008	2009	2010	2011

Oil (cif, dollar/barrel)	54.4	65.1	65.0	65.0	65.0	65.0	65.0
Non-energy commodities	-0.8	16.5	6.1	-1.9	1.3	1.3	1.3
Manufactured goods	5.1	4.6	2.8	0.9	0.8	0.8	0.8

Source Our calculations on data supplied by the IMF, OECD, and European Commission
II.3 RISKS OF THE FORECASTS
     It has been many years since the forecasts of global growth have been so favourable, but the positive scenario could be influenced by the risks mentioned below.
     First of all, there are the possible consequences of a further slowing of the U.S. economy. The crisis in the property market has weakened investment in housing, and the question remains as to the possible impact of the crisis on household spending in the U.S. as well as the possible spillover effects on other sectors and markets abroad. Even so, the current rates of expansion of the Chinese and Indian economies and the solid recovery of the European and Japanese economies would seem to validate the argument that the global economy is able to absorb yet another moderation in U.S. economic growth without excessive repercussions.
     Another type of risk concerns the timing and the manner with which the U.S. foreign trade deficit is to be re-absorbed. The deterioration of the current account balance seems to have reached a turning point in the final quarter of 2006. Still, the correction may turn out to be only transitory as two circumstances continue to cause concern: (i) U.S. households have shown no significant tendency to moderate spending or to reduce debt; and (ii) the depreciation of the dollar in real terms is still insufficient and has mainly occurred with regard to the euro only.
     Finally, commodity prices (and oil prices, in particular) pose considerable risks for the growth of inflation.
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III.	THE ECONOMY AND PUBLIC FINANCE IN ITALY
III.1	2007 AND CURRENT TRENDS
     The economy in 2007
     The Italian economy continued to expand in the first quarter of 2007, albeit at a more moderate pace than that posted in the final three months of 2006. GDP was up by 0.3 per cent in comparison with the previous quarter and by 2.3 per cent year on year. Domestic demand and net exports represented the main factors driving the economy, while inventories dragged on GDP growth by 0.7 percentage points. Industrial production was weaker as well, falling by 0.9 per cent in the first quarter of 2007 compared with the final quarter of 2006. Stripping out quarterly fluctuations, the economy continues to expand at rates above its potential.
     Italian consumer price inflation has continued to ease gradually, and as a result it is now fully in line with the rate of inflation for the Euro Area as a whole. A breakdown of inflation components shows deceleration in imported inflation countered by acceleration in inflation for domestically produced goods and services. The GDP deflator increased by 2.8 per cent year on year in the first quarter, while the private consumption deflator shows a declining trend.
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2008-2011 Economic and Financial Planning Document
     The latest available indicators project a positive second quarter. Even though industrial production contracted between March and April, business confidence remains at high levels. Taking into account the results of the first quarter and the significant carryover effect into 2007 (equal to 1.2 percentage points), it is estimated that GDP could grow by 2.0 per cent in 2007. The estimate incorporates expectations of more robust growth in the second quarter and some moderation in the second half of the year.
     Growth is seen to be mainly driven by domestic demand. Investments and private consumption are expected to contribute 0.8 and 1.2 percentage points to growth respectively. The contribution of net exports should level off in light of both the euro’s recent appreciation and the expected strengthening of domestic demand.
     Machinery and equipment investment growth is likely to be favoured by the expected positive trend in foreign demand (especially from Germany) and the ongoing recovery of production. Such expectations are confirmed by the current high level of plant capacity utilisation. Despite the outlook for higher interest rates, investments in construction continue to show high rates of growth.
     Consumer spending is forecast to rise by 2.0 per cent versus the previous year. Household consumption is likely to be supported by renewed confidence and continuing employment growth. The estimate incorporates a positive trend in household real disposable income in relation to the moderation in inflation.
     The expected gradual recovery in competitiveness of Italian exports will likely be offset by a slowdown in world trade growth and the high level of the euro versus other leading currencies. Growth in exports should thus be lower than in 2006, at around 4.4 per cent. The trend of imports is expected to be somewhat weaker than exports, with 4.2 per cent growth. Italy’s share of global exports calculated at current prices declined further in 2006, falling to 3.5 per cent from 3.7 per cent in 2005.
     Considering the changes outlined above, the current account of the balance of payments will still be negative at -1.7 per cent of GDP. The goods balance, which moved back into a deficit position in 2006 (-0.6 per cent of GDP) after 15 years of surpluses, is expected to recover slightly as a result of improved terms of trade. The deficit for services and income should stand around 1.6 per cent, slightly improving over the previous-year level.
     The value-added in industry, excluding construction, is expected to continue to grow briskly, albeit slightly below the growth rates recorded in 2006. The construction sector is poised to see some acceleration in comparison with the previous year. Benefiting from the ongoing cyclical recovery, the services sector can be expected to grow by more than 2.0 per cent.
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2008-2011 Economic and Financial Planning Document
TABLE III.1: VALUE ADDED (Chain-linked volumes, 2000=100, % changes)

	2005	2006	2007

Agriculture	-4.4	-3.1	1.0
Industry	-1.3	2.3	2.3
Excluding construction	-1.8	2.5	2.2
Construction	0.7	1.6	2.9
Services	1.0	1.6	2.0
Private sector*	0.9	1.8	2.4
Public sector **	1.0	1.2	0.6
Value added	0.2	1.7	2.0
GDP	0.1	1.9	2.0

*	Includes retailing, hotels, transport, communications, banking, various services to businesses and consumers.

**	Includes public administration, education, heathcare, other public services, domestic services to families.
     Given the results for the first quarter, the increase in employment (in full-time equivalents) should continue, though at a more moderate pace than in 2006, at 0.8 per cent for the whole year. Construction and private services are poised to remain the most dynamic sectors. In manufacturing, where there is a need to regain productivity, the increase in employment is likely to be less robust than in 2006.
TABLE III.2: EMPLOYMENT (full-time equivalents, % changes)

	2005	2006	2007

Agriculture	-5.6	0.6	-l.0
Industry	-0.6	1.1	0.6
Excluding construction	-2.2	1.3	0.4
Construction	3.7	0.6	1.1
Services	0.5	1.9	1.1
Private sector*	0.5	1.9	1.3
Public Sector**	0.4	1.9	-0.1
Total economy	-0.2	1.6	0.8
Employees	1.5	2.0	1.1

*	Includes retailing, hotels, transport, communications, banking, various services to businesses and consumers.

**	Includes public administration, education, heathcare, other public services, domestic services to families.
     The labour force survey for the first quarter of 2007 indicates that the number of people employed rose by 0.4 per cent year on year to 22.846 million. The moderation in employment growth in the first quarter was due to both a smaller increase in the number of workers on temporary contracts and the phasing out of the amnesty programme for immigrants. The unemployment rate stood at 6.4 per cent in the first quarter.
     Given the trends outlined above and the expected deceleration in labour supply vis-à-vis 2006, the unemployment rate for 2007 is expected to remain broadly unchanged at the first-quarter level.
     Labour cost is projected to rise by 2.3 per cent. Considering the ongoing cyclical recovery in productivity, growth in unit labour costs should be halved in 2007 (1.2 per cent versus 2.3 per cent in 2006).
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2008-2011 Economic and Financial Planning Document
     Domestic inflation, as measured by the GDP deflator, is expected to equal 2.4 per cent, reflecting the above-mentioned trend in wages and the expected recovery in profit margins in the manufacturing sector and in private services. Measured on the national index NIC, inflation should be 1.8 per cent, below the 2.1 per cent recorded in 2006, partly due to soft inflation at the beginning of 2007. In addition, the inflation rate is also likely to benefit from the effects of Government’s deregulation policies (see Appendix IX. 7 and 8).
     The macroeconomic forecasts for 2007 have been revised upward versus those presented in last year’s Economic and Financial Planning Document (DPEF), while they have remained unchanged with respect to the Combined Report on the Economy and Public Finance (RUEF).
     Much of the improvement in the prospects for the current year can be attributed to the better-than-expected results for the fourth quarter of 2006, which implies a significant carryover into 2007 (1.2 percentage points). In addition, the cyclical recovery in Europe (led by German growth) is expected to provide greater support to Italian exports and investment activity.
TABLE III.3: COMPARISON OF FORECASTS FOR 2007

	2007-2011 DPEF	2008-2011 DPEF
GDP	1.2	2.0
Inflation *	2.0	1.7
Term interest rate on 12-month BOTs **	3.82	4.55
Employment (FTE)	0.4	0.8
Unemployment rate	7.5	6.4
Employment rate (specific rate for 15-64 age bracket)	58.4	59.0

*	Planned for the 2007-2011 DPEF; estimated (FOI index, net of tobacco products) for 2008-2011 DPEF.

**	Year end.
     The economy in 2008 and thereafter
     In 2008, GDP growth is expected to equal 1.9 per cent1. During the three-year period thereafter, the average annual growth of GDP should be around 1.7 per cent.
     Domestic demand will continue to provide the greatest contribution to growth, which should account for 1.9 percentage points in 2008 (0.6 percentage points for investments and 1.2 percentage points for consumer spending). Instead, the contribution of exports should be flat in 2008 and slightly positive afterwards thanks to a gradual recovery in competitiveness.
     Consumer spending looks poised to increase by 1.9 per cent in 2008, thus keeping pace with the growth anticipated for 2007 and reflecting the positive trend of real disposable income. In the years thereafter, consumer spending is projected to rise steadily at 1.6 per cent.

[1]	The forecasts for the Italian economy are based on current trends, the international scenario outlined in the second chapter of this document, and prevailing legislation. The estimates thus include the effects of the 2007 Budget Law.
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2008-2011 Economic and Financial Planning Document
     Supported by the outlook for external demand, and especially Europe’s demand, investments in machinery and equipment are projected to continue to expand in 2008 and then experience a slight cyclical deceleration from 2009 onwards. Meanwhile, investments in construction should slow down somewhat in 2008.
     Though strengthening moderately versus 2007, growth in export volumes should be outpaced by that in world trade in 2008, thus highlighting ongoing erosion in Italy’s export market share. It is expected that Italian exporters will gradually regain competitiveness in the years thereafter, with export prices rising at a lower pace than in the past (2.8 per cent in 2008 versus 5.2 per cent in 2007). Given such dynamics, the trade deficit should slightly narrow in 2008. Assuming that the other components of the balance of payments move in line with the most recent trends, the balance of the current account would progressively improve to -0.9 per cent of GDP by the end of the period. Lastly, imports should continue to show high elasticity with respect to GDP.
     From a sector perspective, both manufacturing and private services should continue to post strong advances in value added in 2008. Against this backdrop, employment growth, as measured by full-time equivalents, should rise by 0.8 per cent, with most of new jobs coming from private services and construction; employment gains in manufacturing should moderate slightly versus the previous year. Such trends are expected to continue in the following years, with employment growing by an average annual rate of 0.7 per cent. The unemployment rate would thus fall to 6.2 per cent in 2008, and then progressively decrease to 5.7 per cent by 2011.
     Gross wages per employee for the whole economy are expected to show a 3.5 per cent increase in 2008, temporarily skewed by the deferral of several labour contract renewals for employees in the public sector. Labour cost per employee is projected to grow in line with wages, and the trend of unit labour costs for the entire economy should thus accelerate compared with 2007. Unit labour costs in the manufacturing sector are expected to slow down, benefiting from a recovery in productivity (1.8 per cent) higher than that estimated for the economy as a whole (1.0 per cent). In the years thereafter, growth in per-capita wages for the entire economy should be slightly stronger than consumer price inflation. Benefiting from more moderate wage growth and a recovery in productivity, unit labour costs are expected to grow at a decreasing rate.
     Domestic inflation, as measured by the GDP deflator, should remain broadly unchanged. As measured by the consumption deflator, inflation should stabilise at a level slightly below 2.0 per cent, thereby reflecting constant growth of both import prices and prices for domestically produced goods and services. Both measures are forecast to decline slightly thereafter.
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2008-2011 Economic and Financial Planning Document
TABLE III.4: MACROECONOMIC SCENARIO BASED ON UNCHANGED LEGISLATION

	2005	2006	2007	2008	2009	2010	2011
ITALY VOLUMES
GDP	0.1	1.9	2.0	1.9	1.8	1.7	1.7
Imports	0.5	4.3	4.2	4.4	4.2	4.1	4.1
Household consumption	0.6	1.5	2.0	1.9	1.8	1.6	1.6
Gross fixed capital formation	-0.5	2.3	3.5	2.9	2.7	2.5	2.5
Exports	-0.5	5.3	4.4	4.6	4.5	4.5	4.4
Memo item: Current account of the balance of payments (as % of GDP)	-1.5	-2.4	-1.7	-1.5	-1.2	-1.1	-0.9

CONTRIBUTION TO GDP GROWTH
Net exports	-0.3	0.3	0.0	0.0	0.1	0.1	0.1
Inventories	-0.2	0.3	-0.1	0.0	0.0	0.0	0.0
Domestic demand	0.6	1.3	2.1	1.9	1.7	1.6	1.6

PRICES
Import deflator	7.9	9.1	3.3	2.5	2.2	2.1	1.9
GDP deflator	2.2	1.8	2.4	2.3	1.9	1.8	1.8
Nominal GDP	2.3	3.7	4.5	4.2	3.7	3.5	3.5
Consumption deflator	2.4	2.7	1.9	1.9	1.8	1.8	1.7

LABOUR
Labour cost	3.1	2.5	2.3	3.5	2.2	2.2	2.1
Productivity (calculated on GDP)	0.3	0.2	1.1	1.1	1.0	0.9	0.9
Unit labour costs (calculation GDP)	2.8	2.3	1.2	2.4	1.2	1.2	1.2
Employment (FTE)	-0.2	1.6	0.8	0.8	0.8	0.7	0.7
Unemployment rate	7.7	6.8	6.4	6.2	6.1	5.9	5.7
Employment rate (15-64 age bracket)	57.4	58.4	59.0	59.7	60.3	60.9	61.4
Memo Item: Nominal GDP (in € mn)	1,423,048	1,475,402	1,514,113	1,606,072	1,664,947	1,723,681	1,784,358
     Public finance
     The public finance scenario outlined in the latest Economic and Financial Planning Document (DPEF) indicated a net borrowing target at 2.8 per cent of GDP and a primary surplus at 2.1 per cent in 2007, whereas economic growth for the year was projected at 1.2 per cent. With estimates for net borrowing at 4.1 per cent of GDP and the primary surplus at 0.8 per cent of GDP based on unchanged legislation, a package of corrective measures equivalent to 1.3 per cent of GDP was introduced, in line with the July 2005 Ecofin Recommendation to reduce the excessive deficit
     The Forecast and Planning Report (RPP) and the Update to the DPEF in September 2006 re-affirmed the net borrowing target of 2.8 per cent of GDP. The extra revenues, estimated as a result of higher-than-expected actual tax revenues in 2006 (some of which are structural) and a slightly higher growth profile, made it possible to decrease the size of the fiscal adjustment to around 1 per cent of GDP, while setting aside greater financial resources for growth-enhancing and welfare initiatives. At the same time, the Government introduced measures to compensate for the effects of the European Court of Justice’s ruling on the deductibility of value-added taxes. The impact of the ruling was estimated to be roughly €5.2 billion.
     The Update to the Stability Programme in December re-affirmed the net borrowing target of 2.8 per cent of GDP, and increased the target for the primary surplus
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2008-2011 Economic and Financial Planning Document
to 2.3 per cent. In March 2007, as a result of the evaluation of the Programme, the Ecofin Council concluded that Italy’s consolidation path was consistent with a correction of the excessive deficit by the end of 2007.
TAVOLA III.5: GENERAL GOVERNMENT ACCOUNT BASED ON UNCHANGED LAGISLATION (in € mn)

	2006	2007	2008	2009	2010	2011
REVENUES
Direct taxes	213,664	226,788	237,544	246,514	255,317	264,042
Indirect taxes	218,250	224,616	230,267	237,188	243,903	250,804
Capital account taxes	222	883	356	33	30	30
Total tax revenues	432,136	452,287	468,167	483,735	499,250	514,876

Social contributions	192,038	206,794	216,214	223,300	230,017	236,936
Cash contributions	188,444	203,197	212,531	219,588	226,268	233,152

Non-cash contributions	3,504	3,597	3,683	3,712	3,749	3,784

Other current revenues	51,630	52,650	54,000	54,843	56,064	57,500

Other capital account revenues	4,250	3,677	4,410	4,835	4,861	4,889

Total revenues	680,054	715,408	742,791	766,713	790,192	814,201
Memo item: Tax burden net of severance pay (%)		42.4	42.2	42.1	42.0	41.8
Memo item: Tax burden (%)	42.3	42.8	42.6	42.5	42.3	42.1

EXPENDITURES
Compensation of employees	162,999	164,475	172,677	174,628	177,207	180,459
Intermediate consumption	119,600	123,015	127,715	131,718	134,082	138,083
Pensions	207,001	215,110	224,020	230,120	237,030	244,630
Other social benefits	45,992	49,040	51,590	51,720	53,400	55,950
Production subsidies	13,539	14,871	14,296	14,217	14,071	14,171
Other current expenditures, net of interest	39,894	42,767	43,708	44,664	45,717	46,424
Current expenditures, net of interest	589,025	609,278	634,006	647,067	661,507	679,717
Interest expenditure	67,552	73,759	78,087	80,920	83,887	86,561

Total current payments	656,577	683,037	712,093	727,987	745,394	766,278
including: healthcare spending	101,429	102,555	108,390	110,756	114,954	119,115

Capital expenditures	88,981	63,988	64,674	68,015	67,773	68,249
including: investments	33,850	39,578	41,216	42,750	42,834	42,797

Total expenditures, net of interest	678,006	673,266	698,680	715,082	729,280	747,966

Total expenditures	745,558	747,025	776,767	796,002	813,167	834,527

Primary balance	2,043	42,142	44,111	51,631	60,912	66,235
	0.1	2.7	2.7	3.1	3.5	3.7
Current account balance	19,005	27,811	25,932	33,858	39,907	43,004
	1.3	1.8	1.6	2.O	2.3	2.4
Net borrowing	-65,504	-31,617	-33,976	-29,289	-22,975	-20,326
	4.4	-2.1	-2.1	-1.8	-1.3	-1.1

State sector’s borrowing requirement	-34,609	-22,900	-32,000	-16,600	-10,000	-7,300
	-2.3	-1.5	-2.0	-1.0	-0.6	-0.4
Debt as a % of GDP	106,8	104,7	102,7	100,9	98,7	96,6
Nominal GDP	1475402	1541113	1606072	1664947	1723681	1784358
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2008-2011 Economic and Financial Planning Document
     In March, the forecasts were again updated to reflect substantial improvement in public accounts achieved in 2006 and significantly more favourable prospects for growth in 2007 (GDP growth at 2.0 per cent). Such updates were incorporated into the Combined Report on the Economy and Public Finance (RUEF), which put the net borrowing at 2.3 per cent of GDP and the primary surplus at 2.6 per cent.
     The improvement was the result of roughly €9 billion upward revision in total revenues (driven by the solid trend in tax revenues) partly offset by a modest €1.1 billion increase in expenditures (mainly due to higher interest charges). Tax revenues were estimated to be about €6 billion in excess of the figure presented in the Forecast and Planning Report (RPP): the new projection reflected reduced one-offs and tax revenues (for roughly €1.2 billion) as a result of the wiping out of proposed legislation on capital income taxation that had previously been included.
     The revised net borrowing estimate also took into account several risk elements, including: the uncertainty about the composition of extra tax revenues (i.e. how much is to be considered structural and how much cyclical); the possibility of financial needs being higher than planned to cover costs on initiatives already planned and in the process of execution; and additional financial obligations linked to international agreements. At the same time, the forecast also included the expected effects of the measures incorporated into the Budget Law for the purpose of fighting tax avoidance and tax evasion.
     With the new macroeconomic framework and recent data on tax revenues and expenditures, the outlook for Italy’s public finance is slightly more favourable than that outlined in the Combined Report on the Economy and Public Finance (RUEF). Current projections point to a net borrowing reduction to 2.1 per cent of GDP in 2007.
     The improvement—0.2 percentage points of GDP in 2007—reflects the estimate that net extra revenues will be approximately €2.0 billion, the net result of a roughly €3.1 billion increase in tax revenues and a roughly €1 billion decrease in social contributions. The new estimate of expenditures mainly reflects: the deferral to 2008 of several labour contract renewals for non-state public sector employees (with savings of about €1.4 billion in 2007); higher charges for public education workers (about €300 million); and higher intermediate consumption due to incremental healthcare spending related in part to the abolition of certain patient co-payments (about 1 billion), partially offset by savings within central administrations.
     A similar 0.2 percentage-point improvement is estimated with respect to 2008. The revised net borrowing estimate is thus 2.1 per cent of GDP (compared with the 2.3 per cent indicated in the RUEF) and incorporates roughly €6 billion of additional net revenues and roughly €2.8 billion of higher expenditures. The increase in expenditures mainly comes from: additional expenditures for personnel (roughly €1.6 billion, inclusive of the aforementioned deferral of the contract renewals); higher intermediate consumption (roughly €1.5 billion, mainly due to higher healthcare spending which is assumed to be offset by the regions, partly through cost savings); additional interest payments (about €2.4 billion), mostly for the effect of higher market interest rates; and
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2008-2011 Economic and Financial Planning Document
lower capital account expenditures resulting from the revision of the estimates presented in the RUEF (roughly €2.7 billion).
TABLE III.6: DIFFERENCES IN 2007, 2008 AND 2009 FORECASTS VERSUS RUEF

	2006		2007			2008			2009
	Actual	RUEF	DPEF	Δ	RUEF	DPEF	Δ	RUEF	DPEF	Δ

REVENUES
Tax revenues	432,136	449,120	452,287	3,167	462,212	468,167	5,955	477,593	483,735	6,142
Including: Direct taxes	213,664	225,412	226,788	1,376	233,822	237,544	3,722	242,821	246,514	3.693
Indirect taxes	218,250	222,825	224,616	1,791	228,034	230,267	2,233	234,739	237,188	2.449
Capital account taxes	222	883	883	0	356	356	—	33	33	0
Social contributions	192,038	207,792	206,794	-998	216,604	216,214	-390	223,838	223,300	-538
Including: Cash contributions	188,444	204,168	203,197	-971	212,929	212,531	-398	220,117	219,588	-529
Non-cash contributions	3,594	3,624	3,597	-27	3,675	3,683	8	3,721	3,712	-9
Other current revenues	51,630	52,691	52,650	-41	53,547	54,000	453	53,847	54,843	996
Other capital account revenues	4,250	3,645	3,677	32	4,384	4,410	26	4,817	4,835	18
TOTALE REVENUES	680,054	713,248	715,408	2,160	736,747	742,791	6,044	760,095	766,713	6.618
Memo item: Tax burden (%)	42.3	42,8	42.8		42.7	42.6		42.6	42.5

EXPENDITURES
Compensation of employees	162,999	165,573	164,475	-1,098	171,037	172.677	1,640	174,357	174,628	271
Intermediate consumption	119,600	122,045	123,015	970	126,267	127,715	1,448	129,617	131,718	2,101
Pensions	207,001	215,110	215,110	0	224,020	224,020	0	230,120	230.120	0
Other social benefits	45,992	49,040	49,040	0	51,590	51,590	0	51,720	51,720	0
Production subsidies	13,539	15,507	14,871	-636	14,159	14,296	137	14,552	14,217	-335
Other,current expenditures, net of interest	39,894	42,292	42,767	475	43,838	43,708	-130	44.681	44,664	-17
Current-expenditures, net of interest	589,025	609,567	609,278	-289	630,911	634,006	3,095	645,047	647,067	2,020
Interest expenditure	67,552	73,991	73,759	-232	75,673	78,087	2,414	76,871	80,920	4,049
TOTAL CURRENT EXPENDITURES	656,577	683,558	683,037	-521	706,584	712,093	5,509	721,918	727,987	6,069
Including: Healthcare	101,429	102,333	102, 555	222	106,208	108,390	2,182	109,428	110,756	1, 328
Capital expenditures	88,981	64,272	63,988	-284	67,409	64,674	-2,735	72,070	68,015	-4,055
Including: Investments	33,850	39,032	39,513	481	40,683	41,216	533	42,692	42,750	58
TOTAL EXPENDITURES NET OF INTEREST	678,006	673,839	673,266	-573	698,320	698,680	360	717.117	715,082	-2,035
TOTALE EXPENDITURES	745,558	74 7.330	747,025	-805	773,993	776,767	2,774	793,988	796,002	2,014

BALANCES
Primary balance	2,048	39,409	42,142	2,733	38,427	44,111	5,684	42,978	51.631	8,653
	0.1	2.6	2.7		2.4	2,7		2.6	3.1
Current account balance	19,005	25,162	27,811	2,649	25,423	25,932	509	33,327	33,858	531
	1.3	1.6	1.8		1.6	1.6		2.0	2.0
Net borrowing	-65,504	-34,582	-31,617	2,965	-37,246	33,976	3,270	-33,893	-29,289	4,604
	-4.4	-2.3	-2.1		-2.3	-2.1		-2.1	-1.8

NOMINAL GDP	1,475,402	1,534,196	1,541,113		1,590,892	1,606,072		1,648,305	1,664,947

     The net borrowing based on unchanged legislation improves even further in 2009, when it is estimated to equal 1.8 per cent of GDP, versus the 2.1 per cent presented in the RUEF in March. For the years thereafter, it is expected to contract further to 1.3 per cent of GDP in 2010 and 1.1 per cent in 2011.
     These estimates are based on the typical assumptions used for projecting public finance data.2 The forecast contemplates a level of structural tax revenues for 2007 and

[2]	(a)	Wages to public-sector workers have been computed by incorporating the effects of the contract renewals for the 2006-2007 period and the payment of allowances for the period between the expiration of the previous contract and the date on which the new contract becomes effective. The number of full-time workers within the general government is assumed to remain substantially unchanged over the entire forecast period.
Ministero Dell’Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
later years that is higher than that presented in the RUEF. The improvement is related to a more favourable outlook for the economy and additional tax revenues projected as a result of the efforts to fight tax evasion.
     While broadly confirming the previous fiscal consolidation path, the Government intends to use part of the aforementioned improvement to finance (i) ongoing welfare spending initiatives to sustain the weaker social categories, via an increase in small pensions, and (ii) non-recurring initiatives to enhance economic growth. The latter concern: railway, road and highway infrastructures; environmental protection; efforts to strengthen research; and programmes to make the public administration more efficient, particular with regard to security, education and the fight against tax evasion. For this purpose, the Government is enacting, along with the preparation of this document, a Decree Law whose impact for the current year and subsequent years is quantified in 0.4 per cent and 0.1 per cent of GDP respectively.
     Taking into account this Decree and the approval of the Economic and Financial Planning Document (DPEF), the updated baseline projections for Italy’s public finances are presented in the table that follows. The net borrowing for 2007 stands at 2.5 per cent of GDP, and then decreases to 2.2 per cent of GDP in 2008.
(b) The expenditure for intermediate consumption, inclusive of healthcare spending, was estimated for 2008 ran the basis of a growth rate that is less than the rate of growth of nominal GDP, and thereafter, with average implicit elasticity with respect to nominal GDP around 0.7 per cent.
(c) Healthcare spending was computed on the basis of an average growth rate of 3.8 per cent for the period. This rate takes into account the forecast criteria concerning personnel expenditure (average annual growth of 3.2 per cent during the period), expenditures for the purchase of goods and services (4.4 per cent), and expenditures for service providers operating in a deregulated market environment (3.7 per cent). The forecast incorporates the effects of measures included in previous Budget Laws to curb healthcare spending as well as the effects of the deficit-reduction measures. The ratio of expenditures to GDP is expected to fall gradually, to reach 6.7 per cent by the end of the period.
(d) The total spending on social benefits paid in cash rises by an average of 3.3 per cent during the period. The outlays for pensions are estimated to rise by an average of 3.3 per cent per year, in relation to the number of new pensions to be paid, estimated rates for the discontinuation of the payments, and prevailing regulations for the indexing of pensions to inflation. The figures as of 2008 reflect the effects of Law 243 of 2004 which provides for increasing the age at which a person is eligible for a retirement pension; such effects become more pronounced as from 2009. The ratio of pension expenditures to GDP is projected to decrease gradually during the period, to reach 13.7 per cent
(e) Interest payments were computed by taking into account the term structure of market interest rates.
(f) Capital account expenditures were estimated in relation to the new authorizations established by previous Budget Laws, the implementation status of such authorisations, and the residual amounts in relation thereto.
(g) Tax revenues were estimated on the basis of an average annual increase of 3.3 per cent and on the basis of average elasticity of 0.9 per cent during the period.
(h) Social contributions were calculated in relation to the trend of employment. The average annual increase for the period is estimated at 3.5 per cent, with elasticity pegged at 1.1 per cent of GDP for 2008 and thereafter at 0.9 per cent.
Ministero dell’Economia e delle Finanze

2008-011 Economic and Financial Planning Document
TABLE III.7: GENERAL GOVERNMENT ACCOUNT BASED ON UNCHANGED LEGISLATION
(supplemented by effects of law Decree on expenditures, in € mn )

	2006	2007	2008	2009	2010	2011

REVENUES

Direct taxes	213,664	226,702	237,569	246,514	255,317	264,042
Indirect taxes	218,250	224,616	230,267	237,188	243,903	250,804
Capital account taxes	222	883	356	33	30	30
Total tax revenues	432,136	452,201	468,192	483,735	499,250	514,876

Social contributions	192,038	206,794	216,214	223,300	230,017	236,936
Cash contributions	188,444	203,197	212,531	219,588	226,268	233,152

Non-cash Contributions	3,594	3,597	3,683	3,712	3,749	3,784

Other current revenues	51,630	52,650	54,000	54,843	56,064	57,500

Other capital account revenues	4,250	3,677	4,410	4,835	4,861	4,889

Total revenues	680,054	715,322	742,816	766,713	790,192	814,201
Memo item: Tax burden net of severance pay (%)		42.4	42.2	42.1	42.0	41.8
Memo item: Tax burden (%)	42.3	42.8	42.6	42.5	42.3	42.1

EXPENDITURES
Compensation of employees	162,999	164,689	172,677	174,628	177,207	180,459
Intermediate consumption	119,600	124,955	127,745	131,733	134,082	138,083
Pensions	207,001	215,810	225,520	231,620	238,530	246,130
Other social benefits	45,992	49,1111	51,590	51,720	53,400	55,950
Production subsidies	13,539	5,121	14,296	14,217	14,071	14,171
Other current expenditures, net of interest	39,894	44,446	43,718	44,669	45,717	46,424
Current expenditures, net of interest	589,025	614,132	635,546	648,587	663,007	681,217
Intesrest expenditure	67,552	73,825	78,391	81,310	84,316	87,089

Total current expenditures	656,577	687,957	713,937	729,897	747,323	768,306
Including: healthcare spending	101,429	102,555	108,390	110,756	114,954	119,115

Capital expenditures	88,981	65,667	64,754	68,105	67,773	68,249
Including: investments	33,850	40,306	41,256	42,790	42,834	42,797

Total expenditures, net of interest	678,006	679,779	700,300	716,692	730,780	749,466

Total expenditures	745,558	753,624	778,691	798,002	815,096	836,555

Primary balance	2,048	35,523	42,516	50,021	59,412	64,735
	0.1	2.3	2.6	3.0	3.4	3.6
Current account balance	19,005	22,805	24,113	31,948	32,978	40,976
	1.3	1.5	1.5	1.9	2.2	2.3
Net borrowing	-65,504	-38,302	-35,876	-31,289	-24,904	-22,354
	-4.4	-2.5	-2.2	-1.9	-1.4	-1.3

State sector’s borrowing requirement	-34,609	-28,900	-33,500	-18,100	-11,500	-8,800
	-2.3	-1.9	-2.1	-1.1	-0.7	-0.5
Debt as % of GDP	106.8	-105.1	103.2	10.4	99.3	97.2

GDP	1,475,402	1,541,113	1,606,072	1,664,947	1,723,681	1,784,358

Ministero dell’Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
TABLE III.8: GENERAL GOVERNMENT ACCOUNT 2006-2011 (in € mn)

	2006	GDP %	2007	GDP %	% var.	2008	GDP %	% var.	2009	GDP %	% var.	2010	GDP %	% var.	2011	GDP %	% var.

CURRENT EXPENDITURES
Compensation of employees	162,899	11.0	164,689	10.7	1.0	172,677	10.8	4.9	174,628	10.5	1.1	177,207	10.3	1.5	180,459	10.1	1.8
Central government	89,917	6.1	93,684	6.1	4.2	96,339	6.0	2.8	97,298	5.8	1.0	98,592	5.7	1.3	100,629	5.6	2.1
State balance	87,458	5.9	91,374	5.9	4.5	93,920	5.8	2.8	94,871	5.7	1.0	96,130	5.6	1.3	98,133	5.5	2.1
Other institutions	2,459	0.2	2,310	0.1	-6.1	2,419	0.2	4.7	2,427	0.1	0.3	2,462	0.1	1.4	2,496	0.1	1.4
Local government	69,779	4.7	67,634	4.4	-3.1	72,911	4.5	7.8	73,852	4.4	1.3	75,080	4.4	1.7	76,243	4.3	1.5
Social security funds	3,303	0.2	3,371	0.2	2.1	3,427	0.2	1.7	3,478	0.2	1.5	3,535	0.2	1.6	3,587	0.2	1.5
Intermediate consumption	119,600	8.1	124,955	8.1	4.5	127,745	8.0	2.2	131,733	7.9	3.1	134,082	7.8	1.8	138,083	7.7	3.0
Central government	20,919	1.4	23,829	1.5	13.9	23,831	1.5	0.0	24,909	1.5	4.5	23,404	1.4	-6.0	23,453	1.3	0.2
State balance	17,972	1.2	20,699	1.3	15.2	20,722	1.3	0.1	21,885	1.3	5.6	20,268	1.2	-7.4	20,198	1.1	-0.3
Other institutions	2,947	0.2	3,130	0.2	6.2	3,109	0.2	-0.7	3,024	0.2	2.7	3,136	0.2	3.7	3,255	0.2	3.8
Local government	96,043	6.5	98,396	6.4	2.4	101,153	6.3	2.8	103,995	6.2	2.8	107,780	6.3	3.6	111,656	6.3	3.6
Social security funds	2,638	0.2	2,730	0.2	3.5	2,761	0.2	1.1	2,829	0.2	2.5	2,898	0.2	2.4	2,974	0.2	2.6
Social benefits	252,993	17.1	264,921	17.2	4.7	277,110	17.3	4.6	283,340	17.0	2.2	291,930	16.9	3.0	302,080	16.9	3.5
Other current expenditures	53,433	3.6	59,567	3.9	11.5	58,014	3.6	-2.6	58,886	3.5	1.5	59,788	3.5	1.5	60,595	3.4	1.3
Central government	31,604	2.1	38,293	2.5	21.2	36,491	2.3	-4.7	37,115	2.2	1.7	37,749	2.2	1.7	38,310	2.1	1.5
State balance	26,981	1.8	33,427	2.2	23.9	31,653	2.0	-5.3	32,192	1.9	1.7	32,743	1.9	1.7	33,218	1.9	1.5
Other institutions	4,623	0.3	4,866	0.3	5.3	4,838	0.3	0.6	4,923	0.2	1.8	5,006	0.3	1.7	5,072	0.3	1.7
Local government	20,655	1.4	20,061	1.3	-2.9	20,258	1.3	1.0	20,461	1.2	1.0	20,683	1.2	1.1	20,885	1.2	1.0
Social security funds	1,174	0.1	1,213	0.1	3.3	1,265	0.1	4.3	1,310	0.1	3.6	1,356	0.1	3.5	1,400	0.1	3.2

Total current expenditures, net of interest	589,025	39.9	614,132	39.8	4.3	635,546	39.6	3.5	648,587	39.0	2.1	663,007	38.5	2.2	681,217	38.2	2.7

Interest expenditure	67,552	4.6	73,825	4.8	9.3	78,391	4.9	6.2	81,310	4.9	3.7	84,316	4.9	3.7	87,089	4.9	3.3

CAPITAL EXPENDITURES
Divestment	1,386	0.1	1,180	0.1	-14.9	1,000	0.1	-15.3	1,000	0.1	0.0	1,000	0.1	0.0	1,000	0.1	0.0
Gross fixed investments (net of divestment)	35,236	2.4	41,486	2.7	17.7	42,256	2.6	1.9	43,790	2.6	3.6	43,834	2.5	0.1	43,797	2.5	-0.1
Central government	6,638	0.4	11,317	0.7	70.5	10,692	0.7	5.9	10,605	0.6	-0.8	9,003	0.5	-15.1	7,177	0.4	-20.3
State balance	3,956	0.3	6,544	0.4	65.4	6,423	0.4	-1.8	6,228	0.4	-3.0	5,718	0.3	-8.2	5,325	0.3	-6.9
Other institutions	2,682	0.2	4,773	0.3	78.0	4,269	0.3	-10.6	4,377	0.3	2.5	3,285	0.2	-24.9	1,852	0.1	-43.6
Local government	28,387	1.9	29,944	1.9	5.5	31,326	2.0	4.6	32,937	2.0	5.1	34,571	2.0	5.0	36,349	2.0	5.1
Social security funds	211	0.0	225	0.0	6.6	238	0.0	5.8	248	0.0	4.2	260	0.0	4.8	271	0.0	4.2
Other capital expenditures	55,131	3.7	25,361	1.6	-54.0	23,498	1.5	-7.3	25,315	1.5	7.7	24,939	1.4	-1.5	25,452	1.4	2.1
Central government	44,159	3.0	14,570	0.9	67.0	12,380	0.6	-15.0	13,643	0.8	10.2	12,902	0.7	-5.4	13,036	0.7	1.0
State balance	43,589	3.0	13,101	0.9	-69.9	10,910	0.7	-16.7	12,076	0.7	10.7	11,240	0.7	-6.9	11,275	0.6	0.3
Other institutions	570	0.0	1,469	0.1	157.7	1,470	0.1	0.1	1,567	0.1	6.6	1,662	0.1	6.1	1,761	0.1	6.0
Local government	10,972	0.7	10,791	0.7	-1.6	11,118	0.7	3.0	11,672	0.7	5.0	12,037	0.7	3.1	12,416	0.7	3.1
Social security funds	0	0.0	0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Total capital expenditures (net of divestment)	90,367	6.1	66,847	4.3	-26.0	65,754	4.1	-1.6	69,105	4.2	5.1	68,773	4.0	-0.5	69,249	3.9	0.7

Total expenditures, net of interest	678,006	46.0	679,799	44.1	0.3	700,300	43.6	3.0	716,692	43.0	2.3	730,780	42.4	2.0	749,466	42.0	2.6

Total expenditures	745,558	50.5	753,624	48.9	1.1	778,691	48.5	3.3	798,002	47.9	2.5	851,096	47.3	2.1	836,555	46.9	2.6

Nominal GDP	1,475,402		1,541,113		4.5	1,606,072		4.2	1,654,947		3.7	1,723,681		3.5	1,784,358		3.5

Ministero dell’Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
TABLE III.8 (continued): GENERAL GOVERNMENT ACCOUNT 2006 2011 (in mn)

	2006	GDP %	2007	GDP %	% var,	2008	GDP %	% var,	2009	GDP %	% var,	2010	GDP %	% var,	2011	GDP %	% var,

CURRENT REVENUES
Total tax revenues	432,136	29.3	452,201	29.3	4.6	468,192	29.2	3.5	483,735	29.1	3.3	499,250	29.0	3.2	514,876	28.9	3.1
Direct taxes	213,664	14.5	226,702	14.7	6.1	237,569	14.8	4.8	246,514	14.8	3.8	255,317	14.8	3.6	264,042	14.8	3.4
Central government	189,579	12.8	201,247	13.1	6.2	210,734	13.1	4.7	218,832	13.1	3.8	226,823	13.2	3.7	234,719	13.2	3.5
Local government	24,085	1.6	25,455	1.7	5.7	26,835	1.7	5.4	27,682	1.7	3.2	28,494	1.7	2.9	29,323	1.6	2.9
Social security funds	0	0.0	0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
In direct taxes	218,250	14.8	224,616	14.6	2.9	230,267	14.3	2.5	237,188	14.2	3.0	243,903	14.2	2.8	250,804	14.1	2.8
Central government	147,654	10.0	153,278	9.9	3.8	156,352	9.7	2.0	161,813	9.7	3.5	166,510	9.7	2.9	171,296	9.6	2.9
- State balance	147,342	10.0	152,954	9.9	3.8	156,014	9.7	2.0	161,463	9.7	3.5	166,152	9.6	2.9	170,929	9.6	2.9
- Other institutions	312	0.0	324	0.0	3.8	338	0.0	4.3	350	0.0	3.6	358	0.0	2.3	367	0.0	2.5
Local government	70,596	4.8	71,338	4.6	1.1	73,915	4.6	3.6	75,375	4.5	2.0	77,393	4.5	2.7	79,508	4.5	2.7
Social security funds	0	0.0	0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Capital account taxes	222	0.0	883	0.1	297.7	356	0.0	-59.7	33	0.0	-90.7	30	0.0	-9.1	30	0.0	0.0
Central government	211	0.0	872	0.1	313.3	345	0.0	-60.4	22	0.0	-93.6	19	0.0	-13.6	19	0.0	0.0
Local government	11	0.0	11	0.0	0.0	11	0.0	0.0	11	0.0	0.0	11	0.0	0.0	11	0.0	0.0
Social security funds	0	0.0	0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Social contributions	192,038	13.0	206,794	13.4	7.7	216,214	13.5	4.6	223,300	13.4	3.3	230,017	13.3	3.0	236,936	13.3	3.0
Other current revenues	51,630	3.5	52,650	3.4	2.0	54,000	3.4	2.6	54,843	3.3	1.6	56,064	3.3	2.2	57,500	3.2	2.6
Central government	23,824	1.6	23,900	1.6	0.3	24,898	1.6	4.2	25,250	1.5	1.4	25,640	1.5	1.5	26,257	1.5	2.4
Local government	25,790	1.7	26,600	1.7	3.1	26,796	1.7	0.7	27,128	1.6	1.2	27,795	1.6	2.5	28,447	1.6	2.3
Social security funds	2,016	0.1	2,150	0.1	6.6	2,306	0.1	7.3	2,465	0.1	6.9	2,629	0.2	6.7	2,796	0.2	6.4

CAPITAL ACCOUNT REVENUES
Capital account revenues	4,250	0.3	3,677	0.2	-13.5	4,410	0.3	19.9	4,835	0.3	9.6	4,861	0.3	0.5	4,889	0.3	0.6
Central government	891	0.1	483	0.0	-45.8	773	0.0	60.0	773	0.0	0.0	773	0.0	0.0	773	0.0	0.0
Local government	3,359	0.2	3,194	0.2	-4.9	3,637	0.2	13.9	4,062	0.2	11.7	4,088	0.2	0.6	4,116	0.2	0.7
Social security funds	0	0.0	0	0.0		0	0.0		0	0.0		0	0.0		0	0.0
Total revenues	680,054	46.1	715,322	46.4	5.2	742,816	46.3	3.8	766,713	46.1	3.2	790,192	45.8	3.1	814,201	45.6	3.0

Primary balance	2,048	0.1	35,523	2.3	1,634.5	42,516	2.6	19.7	50,021	3.0	17.7	59,412	3.4	18.8	64,735	3.6	9.0

Current account balance	19,005	1.3	22,805	1.5	20.0	24,113	1.5	5.7	31,948	1.9	32.5	37,978	2.2	18.9	40,976	2.3	7.9

Net borrowing	-65,504	-4.4	-38,302	-2.5	-41.5	-35,875	-2.2	-6.3	-31,289	-1.9	-12.8	-24,904	-1.4	-20.4	-22,354	-1.3	-10.2

Ministero dell’Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
III.2 THE FRAMEWORK FOR 2008-2011
     The economy
     The Italian economy is projected to expand by 1.9 per cent in 2008 and by 1.7 per cent in 2009. The effects of a future reduction in the tax burden are expected to have a positive impact on consumer and business confidence during the 2010-2011 period. Domestic demand should be the driving component of GDP over the entire forecast period.
     Though falling slightly in 2009, employment should grow by an average of 0.8 per cent per year for the next two years. The unemployment rate is projected to decline further, hitting 5.6 per cent in 2011.
     Benefiting from a slight recovery in productivity, unit labour costs should exhibit a slightly decreasing trend, with positive effects on domestic inflation.
TABLE III.9: MACROECONOMIC INDICATORS OVER MEDIUM TERM, POLICY SCENARIO

	2005	2006	2007	2008	2009	2010	2011

ITALY MACRO VOLUMES
GDP	0.1	1.9	2.0	1.9	1.7	1.8	1.8
Imports	0.5	4.3	4.2	4.4	4.2	4.3	4.4
Household consumption	0.6	1.5	2.0	1.9	1.8	1.8	1.8
Gross fixed capital formation	-0.5	2.3	3.5	2.9	2.7	2.6	2.5
Exports	-0.5	5.3	4.4	4.6	4.5	4.6	4.7
Memo item: Current account of the balance of payments (as % of GDP)	1.5	-2.4	-1.7	-1.5	-1.2	-1.1	-1.0

CONTRIBUTION TO GDP GROWTH
Net exports	0.3	0.3	0.0	0.0	0.1	0.1	0.1
Invetories	0.2	0.3	0.1	0.0	0.0	0.1	0.1
Domestic demand	0.6	1.3	2.1	1.9	1.6	1.6	1.6

PRICES
Import deflator	7.9	9.1	3.3	2.5	2.2	2.1	1.9
GDP deflator	2.2	1.8	2.4	2.3	1.8	1.8	1.7
Nominal GDP	2.3	3.7	4.5	4.2	3.6	3.6	3.6
Consumption deflator	2.4	2.7	1.9	1.9	1.8	1.8	1.7
Inflation (planned)	1.6	1.7	2.0	1.7	1.5	1.5	1.5

LABOUR
Labour cost	3.1	2.5	2.3	3.5	2.2	2.1	2.1
Productivity (calculation on GDP)	0.3	0.2	1.1	1.1	0.9	1.0	1.0
Unit labour costs (calcul on GDP)	2.8	2.3	1.2	2.4	1.2	1.1	1.1
Employment (FTE)	0.2	1.6	0.8	0.8	0.7	0.8	0.8
Unemployment Rate	7.7	6.8	6.4	6.2	6.1	5.8	5.6
Employment rate (15-64 age bracket)	57.4	58.4	59.0	59.7	60.3	60.9	61.5
Memo item Nominal GDP (in € mn)	1,423,048	1,475,402	1,541,113	1,606,072	1,663,165	1,723,480	1,785,413

     The policy scenario shows only a modest increase in GDP growth at the end of the forecast period (0.1 percentage points in 2011) versus the scenario based on unchanged legislation. Given that GDP growth in this latter scenario is slightly higher than that presented in the latest DPEF (as a result of the measures already put at work), the shift is modest.
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2008-2011 Economic and Financial Planning Document
     The potential advantages from implementing the chosen reform programme could be underestimated by the techniques used in preparing the forecasts. For example, the United Kingdom, which undertook significant structural measures before Italy, achieved an annual growth rate that was a good 1.8 percentage points higher than Italy for the 2001-2005 five-year period. Given similar demographic trends, the higher growth rate in the United Kingdom is due primarily to productivity gains.
     By way of illustration, the attached graph shows the impact on Italy’s growth rate of a further increase in productivity (in terms of total factor productivity) vis-à-vis the productivity gains assumed in the Economic and Financial Planning Document (DPEF) for the 2008-2011 four-year period. This analysis assumes that productivity grows at a rate equal to the average achieved by the United Kingdom during the 2001-2005 period, namely, around 1.2 per cent. Another possible source of higher growth is labour market participation. The demographic trends in Italy are rather unfavourable—without additional flows of immigrants, the working age population is set to decline rapidly. In any event, labour market participation—which is well under the European average—could significantly increase. The decline in the unemployment rate in recent years has not been accompanied by favourable changes in the participation rate. Assuming better-than-expected progress—with a further increase of one percentage point in the participation rate by 2011—economic growth would be enhanced as shown in the graph below. Taking the total of these effects, the growth of the Italian economy would approach the threshold of 3 per cent by the end of the period.

     The projections of higher growth have been developed by applying the same methodology used in the analysis of growth components (Appendix on productivity).
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2008-2011 Economic and Financial Planning Document
     Compared with the baseline policy scenario, the change in total factor productivity would rise by one-tenth of one percentage point each year, which would produce an equivalent rise in GDP growth. The increase in the participation rate, carried out by holding constant in the policy scenario all other variables related to the labour market (including the unemployment rate), would cause a further increase in employment and higher GDP growth.
     As highlighted by this purely indicative analysis, the Italian economy’s growth potential would be significantly higher than that in the baseline policy scenario. Achieving higher potential depends on the successful pursuit of the current reform process, while continuing fiscal consolidation.
     Public finance
     In light of the macroeconomic and public finance scenario (inclusive of the effects of the accounting adjustment—Assestamento di Bilancio), the Government has weighed the possibilities for revising the deficit targets for the 2007-2011 period.
     In this regard, it needs to be noted that if Italy were literally to follow the EU’s recent recommendations, it should use all of the improvement in its accounts in 2007 for deficit reduction in the same year and a cyclically-adjusted balance adjustment of around 0.5 per cent of GDP per year from 2008 onwards. The scenario that would emerge (see Table III.10, EU Guidelines) would mean net borrowing at 2.1 per cent of GDP in 2007 and at 1.5 per cent in 2008. Given the scenario based on unchanged legislation, this would require corrective measures of 0.6 per cent of GDP in 2008, i.e. roughly €10 billion. A correction of this magnitude for 2008 would represent almost one-half of the total correction to be made in order to reach the balanced budget objective in 2011.
     The Government is of the opinion that such a scenario cannot be considered realistic, taking into account both economic and social conditions in Italy, and also considering the large structural adjustment already carried out by the country during the current year by means of the 2007 Budget Law. The Government is thus opting for a rigorous although more gradual approach, which reconciles the need for using a large part of the incremental resources surfacing in 2007 for net-borrowing reduction (in order to avoid new corrective measures in 2008) with the need for some urgent infrastructure investments and essential welfare spending. After having succeded in bringing the net borrowing below the 3 per cent threshold, the Government is reaffirming its commitment to achieve and maintain fiscal consolidation and thus plans to achieve a balanced budget and a public debt-to-GDP ratio to less than 100 per cent by 2011. For 2008, the Government thus also confirms the net-borrowing target indicated in the December 2006 Update to the Stability Programme, namely 2.2 per cent of GDP. The reduction of the fiscal deficit with respect to 2007 (equal to 0.3 per cent of GDP) is equivalent to a reduction of the ‘structural’ deficit (cyclically-adjusted, net of one-off measures) equal to 0.2 percentage points.
Ministero dell’Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
TABLE III. 10: PUBLIC FINANCE: BASED ON UNCHANGED LEGISLATION AND POLICY SCENARIO

	2006	2007	2008	2009	2010	2011
NET BORROWING: RESULTS AND ESTIMATES
Forecasting & Planning Report (RPP), scenario based on unchanged
lagislation (September 2006)	—	2.8	-2.9	-2.7	—	—
Stability programme (PdS) policy scenario (December 2006)	—	-2.8	-2.2	-1.5	-0.7	0.1
RUEF, based on unchanged legislation (March 2007)	-4.4	-2.3	-2.3	-2.1	—	—
EU Commission (1) (May 2007)	-4.4	-2.1	-2.2	—	—	—
New trend data prior to the Decree Law (June 2007)	-4.4	-2.1	-2.1	-1.8	-1.3	-1.1

EU GUIDELINES: TARGETS AND CORRECTIONS(2)
Net borrowing, policy scenario	—	-2.1	-1.5	-1.0	-0.4	0.0
Fiscal adustment per year to be achieved (€ bn )	—	0.0	-10.1	-3.0	-2.5	5.5
Cumulative correction to be achieved (€ bn)	—	0.0	-10.1	-13.1	-15.6	-21.1
% of GDP	—	0.0	-0.6	-0.8	-0.9	-1.2

2008-2011 DPEF
Decree Law
% of GDP	—	0.4	0.1	0.1	0.1	0.1
Updated net borrowing, basded on unchanged legislation	—	-2.5	-2.2	-1.9	-1.4	-1.3
Net borrowing, policy scenario	—	-2.5	-2.2	-1.5	-0.7	0.1
Fiscal adjustment per year to be achieved (€ bn)	—	0.0	0.0	-6.3	-6.5	-11.4
Cumlative correction to be achieved (€ bn)	—	0.0	0.0	-6.3	-12.8	-24.2
% of GDP	—	0.0	0.0	-0.4	-0.7	-1.4
Policy scenario
Net borrowing, net of one-off measures	-3.3	-2.6	-2.3	-1.6	-0.8	0.0
Net borrowing, net of one off measures and cyclically-adjusted	2.7	-2.3	-2.1	-1.4	-0.7	0.2
Change in cyclically-adjusted net borrowing, net of one-off measures	-1.3	-0.4	-0.2	-0.7	-0.8	-0.8

(1)	Forecasts.

(2)	All no-tax revenues for 2007 will be used for reducing the deficit and the annual structural correction equal to 0.5 per cent of GDP for the subsequent years.
     On the basis of the above policy scenario and the updated scenario based on ucnchanged legislation (which are inclusive of the accounting adjustment — Assestamento di Bilancio —and the Decree Law, approved at the same time), there is no need for futher correcgtive measures in 2008. The scenario based on unchanged legislastion, however, does not accurately define the outlook for public spending, since it does not take into account the resources needed in order to meet the commitments already made (see Section III. 3), though not yet approved by law. The measures that the Government plans to incorporate into the 2008 Budget Law will thus consist of a reprogramming of expenditures, with increases in various sectors to be offset by reductions in others, so as not to increase the overall tax burden.
     The net borrwing targets previously established for 2008 onwards are basically confirmed: 1.5 per cent of GDP in 2009 and 0.7 per cent in 2010. The budget should be balanced by 2011.
     Taking into account trend data, achievement of the targets outlined above will require total corrective measures equivalent to around 1.4 per cent of GDP for the years of 2009-2011.
Ministero dell’ Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
TABLE III.11: PUBLIC FINANCE TARGETS (as % of of GDP)

	2007	2008	2009	2010	2011

Net borrowing, at unchanged legislation (including the Decree Law)	-2.5	-2.2	-1.9	-1.4	-1.3
Interest expenditure at unchanged legislation	4.8	4.9	4.9	4.9	4.9
Primary surplus at unchanged legislation (including the Decree Law)	2.3	2.6	3.0	3.4	3.6
Net cumulative correction		0.0	-0.4	-0.7	-1.4
Net borrowing, policy scenario	-2.5	-2.2	-1.5	-0.7	0.1
Interest expenditure, policy scenario	4.8	4.9	4.9	4.9	4.8
Current balance, net of interest, policy scenario	6.3	6.4	7.2	8.0	8.8
Primary surplus, policy scenario	2.3	2.7	3.4	4.2	4.9
Public debt at unchanged legislation (including the with Decree Law)	105.1	103.2	101.4	99.3	97.2
Public debt, policy scenario	105.1	103.2	101.2	98.3	95.0
State sector borrowing requirement at unchanged legislation	1.9	2.1	1.1	0.7	0.5
State sector borrowing requirement, policy scenario	1.9	2.1	0.7	0.0	-0.7
Public sector borrowing requirement at unchanged legislation	2.6	2.3	1.6	1.2	1.0
Public sector borrowing requirement, policy scenario	2.6	2.3	1.3	0.6	-0.1

     The public debt is projected to decrease gradually as a percentage of GDP, reaching around 95 per cent of GDP by the end of the forecast period.
TABLE III.12: CHANGE IN DEBT ADJUSTED FOR CYCLICAL COMPONENT AND ONE-OFF MEASURES

	2006	2007	2008	2009	2010	2011

GDP	1.9	2.0	1.9	1.7	1.8	1.8
Potential GDP	1.5	1.5	1.6	1.6	1.7	1.9
Output gap	-1.1	-0.7	-0.3	-0.3	-0.2	-0.2
Cyclical budgetary component	-0.6	-0.3	-0.2	-0.1	-0.1	-0.1
Net borrowing	-4.4	-2.5	-2.2	-1.5	-0.7	0.1
Cyclically adjusted balance	-3.9	-2.2	-2.1	-1.4	-0.6	0.2
Cyclically-adjusted primary surplus	0.7	2.6	2.8	3.5	4.3	5.0
One-off measures	-1.2	0.1	0.1	0.1	0.1	0.1
Cyclically-adjusted deficit net of one-off measures	-2.7	-2.3	-2.1	-1.4	-0.7	0.2
Cyclically-adjusted primary surplus net of one-off measures	1.9	2.5	2.7	3.4	4.2	5.0

Change in cyclically-adjusted primary balance, net of one-off measures	-1.3	-0.4	-0.2	-0.7	-0.8	-0.8

     As for the policy scenario for the budget, the key revenue and expenditure components will be outlined upon the definition of the initiatives at the time of the preparation of the 2008 Budget Law. The level of the net balance to be financed, net of accounting and debt adjustments, will be no more than €24 billion for 2008, €21.5 billion for 2009 and €18 billion for 2010.
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2008-2011 Economic and Financial Planning Document
III.3 THE SCENARIO BASED ON UNCHANGED LEGISLATION AND ADDITIONAL EXPENDITURES
     The public finance scenarios outlined in Section III.2 present the policy targets for 2008-2011. Scenarios are developed starting from trend forecasts based on unchanged legislation, as required by the law; therefore, the effects of spending and tax legislation set to expire—even legislative measures reasonably expected to be re-enacted—are excluded. Targets also exclude commitments (whether formal or not) undertaken by the Government with respect to unions, other public-administration entities, and international bodies. Instead, up to 1999 the trend scenario was based on ‘current policies’, even if not formalised by law.
     Both methods are based on conventions, and present advantages and disadvantages. Making forecasts using the ‘current policies’ criterion theoretically provides a more realistic picture of the current trend of public finances, but risks overstating public spending and more importantly, it feeds an inertial mechanism into the spending trend. It is also more arbitrary than the ‘unchanged legislation’ criterion since there is no clear dividing line between what falls within the concept of ‘current policies’ and what does not.
     On the other hand, basing the forecasts on unchanged legislation excludes the effects of events that have a high probability of occurring (and are often even certain) whose financing will be sought at the time of the preparation of the Budget Law. While this method provides greater clarity and transparency in the construction of the forecasts based on trends, it also can understate the trend of future expenditures. It thus creates an illusion that it will not be necessary to tap resources in order to meet the targets.
     The trend and target data on public finance for 2008 are the same. This means that the current state of accounts, as a result of the measures contained in the previous Budget Law, does not require any additional net corrective measure for budget consolidation purposes. There are, however, measures for which there are commitments (even though not legally binding) traditionally undertaken by all of the country’s Governments, or commitments undertaken by the present Government that only need to be enacted into law, or other initiatives that the Government may wish to implement and finance through regulatory changes made upon the preparation of the Budget Law.
     A representation of the policy scenario that includes some of the aforementioned items reconciles the ‘unchanged legislation” criterion with policy initiatives that should already be included into the gross fiscal adjustment envisaged for the next Budget Law. This approach establishes the boundaries for actual new initiatives that the Government and Parliament may wish to propose.
     A conceptual and methodological format is thus needed for drawing the boundary line between what can be considered as a standard expenditure over time and what can instead be considered related to decisions still to be made. The following three categories are currently not included in the forecasts based on unchanged legislation, even though they have consistently emerged in the past. The proposed classification represents the aggregate of measures to be considered in the preparation of the next Budget Law. The categories are presented in decreasing order of their ‘obligatory’ nature.
•	Signed commitments. These are initiatives for which a political agreement has already been reached with the parties involved. The expenditures in relation thereto have already been quantified in general terms. First, this

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2008-2011 Economic and Financial Planning Document
category includes an agreement signed on 6 April 2007 regarding contracts for employees in the public sector, and another accord executed on 29 May 2007 in which the parties have committed to streamlining the operation of the public administration. Next, the category also covers certain expenditures regarding social security and labour issues that are currently being negotiated and are not yet included in the forecasts based on unchanged legislation; more specifically, these initiatives are aimed at the development and streamlining of support to the unemployed and a system of incentives and protection to employment that will increase the probability of younger people getting jobs and will make for more stable employment over a person’s working life. A third element regards international obligations which, although not covered by laws enacted in Italy, are part of the country’s political commitment with regard to the international community, e.g. supplements to the AIDS Fund as part of cooperation on development, the funding of the world’s poorest countries by the World Bank (IDA XIV), and amounts contributed to other international cooperation organisations. The fact that these expenditures ate not yet authorised by Italian law is due to the regulatory procedures contemplated (as in the case of employees in the public sector) or the timing needed in order to transform the accord into law, as in the case of the current negotiations over social security and labour issues.

•	Customary obligations. The category covers service contracts, public works, tax benefits and future renewals of contracts for employees in the public sector. The state acquires services and ensures the planning and execution of activities of general interest by entering into special contracts with certain public-sector entities, which have been recently transformed into joint-stock companies (including, for example, the National Railways (FS), the National Road Board (ANAS), and the Post Office). The resources for the new labour contracts, net of the allowances for the period between the expiration of a contract and the date on which the new contract becomes effective, are not included in the forecasts based on unchanged legislation since the amounts thereof have not been defined and sanctioned by law. It is evident, however, that the Budget Law will have to ensure the continuation of such essential services. Not executing the contracts would mean opposing a customary practice and creating budget difficulties for the recipients. At the same time, however, the value of the contract (and thus the expenditure that will actually be borne by the state) is not certain and must be negotiated between the Government and entities involved. In comparison with the items in the first category, the uncertainty for this category is a question of ‘how much’ and not ‘what if’. The same can be said for both some public works already financed through a ‘Framework Law’ (Legge Obiettivo) and the tax benefits regularly granted for decades (as in the case of small farm ownership) that have repeatedly been included in the Budget Law.

•	Possible new initiatives. The third category includes initiatives which the Government has debated and is studying further, so as to decide about which ones to adopt and which ones not to adopt, the priorities and the timing. The list of these initiatives is long and is not objectively determined: the most
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2008-2011 Economic and Financial Planning Document
important issues, in terms of their quantitative impact, are the reduction of the property tax (ICI) on a first home and a tax deduction for renters. This category includes several initiatives for which the Government has given the go-ahead for 2007 via their inclusion in the Decree Law presented with this Economic and Financial Planning Document (DPEF); these initiatives require additional coverage should they be continued in future years.
     Furthermore, the Government remains committed to implementing the measures described in the box below so as to initiate the process of upgrading of the welfare state and to support the competitiveness of the economic system. As an indication only, the spending for all of these additional measures is expected to total roughly €10 billion for 2008 and for the years thereafter.
SMALL PENSIONS, YOUNG PEOPLE AND COMPETITIVENESS:
FINANCIAL RESOURCES
The Government is reaffirming its commitment to set aside €2.5 billion (net) for the planning and implementation of measures in favour of the welfare state and competitiveness; such measures are summarised below. The Government also indicates that it will be possible to make available additional resources for social security only to the extent to which such resources are tapped within the social security system.
The measures include €1,300 million earmarked for increasing small pensions and €600 million for programmes involving young people. Such resources represent more than 75 per cent of the entire sum projected.
Welfare support provisions:
€1,500 million, including:
•	€1,300 million for increasing small pensions;

•	€200 million for supplementing pension contributions;
Social buffers:
€700 million, including:
•	€600 million for cash and non-cash contributions (inclusive of roughly €300 million for young people;

•	€100 million for policies aimed at the employment of young people;
Competitiveness and productivity:
€300 million for (i) an increase in the productivity-based element of wages in the decentralised bargaining and (ii) overtime:
•	For 2007, the Decree Law passed simultaneously with this document, allocates €900 million for small pensions, with particular reference to the contributions paid and a lump-sum amount of €10 million for the creation of funds to facilitate access to credit for the benefit of young people who are employed on temporary contracts, self-employed individuals and women.
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2008-2011 Economic and Financial Planning Document
     The elements within the First category need to be considered as priorities within the scope of the next Budget Law since their exclusion would mean breaking the commitments made. The decision not to sustain the expenditures included in the second category would mean abandoning customary practices. For the third category, the issue is different since the items included therein do not represent formal commitment or customary practices.
     Table III. 13 summarises the categories described and the magnitude of the amounts involved. The inclusion of the first and second categories provides an indication of what the forecasts would look like if the current policies criterion were to be used. The amounts shown in the second and third categories in the table are not be to considered as already established amounts or commitments made. The debate that will take place between the presentation of the DPEF and the draft of the Budget Law (which will be organised through a ‘Planning Act’ that sets up procedures and methods for the identification of new proposals) will establish the specific amounts and initiatives to be financed.
     The main task at hand is to reconcile the scenario outlined above with the objectives arising from European commitments, namely, moving toward the achievement of a balanced budget. The government’s priority is to contain the tax burden and then gradually reduce it. As a result, the resources for financing all of the initiatives already quantified in the first category, the initiatives in the second category whose quantification is now the subject of an in-depth review, and those in the third category must be sought within primary expenditure. For 2008, the primary expenditure is roughly €700 billion, or 43. 5 per cent of GDP.
     In consideration of the foregoing, it is to be hoped that the primary expenditure will become a point of reference in Parliament’s discussion of this Economic and Financial Planning Document (DPEF). Should Parliament indicate it will move in this direction, it would represent another important aspect of the strategy employed in recent months for the purpose of improving the quality of public spending and supporting the consolidation efforts. Such an indication would be a strategic element for the Government in its preparation of the draft of the Budget Law and for Parliament, when amendments are being made to such draft. A scenario of this sort would dovetail with the provisions of Law 468 of 1978 on the subject of the budget, and specifically, the provisions of that law which require the DPEF to contain elements related to spending changes needed in order to meet the deficit—to-GDP target3.
     The focus on spending is part of the strategy discussed at length in this DPEF and aimed at a revision of public finance so as to make it possible to guarantee simultaneously fiscal sustainability and the requalification of policy measures. Such focus also responds to the indications provided by various international organisations to European countries which call for flanking the Stability and Growth Pact rules about budget balances with rules about spending. It is noted that the European countries which have adopted this strategy (including Spain, Finland, Netherlands, Sweden and Denmark) have improved the quality of public spending and have got their public accounts under control. The U. S. Budget Enforcement Act, which remained in effect during the nineties, is another valid example thereof (see Section IX. 10).

[3]	Article 3, Paragraph 2.
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2008-2011 Economic and Financial Planning Document
TABLE III. 13: CLASSIFICATION OF POSSIBLE EXPENDITURES (in € mn)

	2008	2009	2010

SIGNED COMMITMENTS *
Resources allocated to social security and labour(1)	1,000	1,000	1,000
Contracts for public sectors employees (including school system)	2,354	561	561
Cooperation on development AIDS Fund and IDA XIV	750	150	150
Total Category 1	1,104	1,711	1,711

CUSTOMARY OBLIGATIONS *
National Railways (FF.SS.)	4,000	3,500	3,500
National Road Board (ANAS)	1,000	1,500	1,500
ENAV	30	30	30
Post Office	130	130	130
Reserve to offset commitments overruns	800	1,000	1,000
Resources for next round of collective bargaining with public sector	To be established
employees
Extension of fiscal benefits	1,200	1,500	1,500
Total Category 2	7,160	7,660	7,660

Total ( Categories 1 and 2)	11,264	9,371	9,371

Estimates for new initiatives (Category 3)	10,000	10,000	10,000

Total ( Categories 1, 2 and 3)	21,264	19,371	19,371

(*)	The list is indicative of the main initiatives, showing them by the amount exclusively in order to provide an indication of their magnitude. The figures for Categories 2 and 3 are general estimates only:

(1)	In addition to the 1,500 already considered with the June measures (see box in Section III 3)
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2008-2011 Economic and Financial Planning Document
Part II
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2008-2011 Economic and Financial Planning Document
IV. STRATEGIC CHOICES AND SECTORAL POLICIES
IV. 1  SUSTAINABLE GROWTH, SOCIAL JUSTICE, FISCAL CONSOLIDATION
     At the European Council which took place in Lisbon at the start of the decade the European Union set itself the goal of becoming the world’s most competitive and dynamic economy by 20101. The 2005 Spring European Council recognised that this decision needed to be accompanied by a common and coordinated political effort. Hence it decided to focus on growth and employment to highlight the tangible benefits of policies aimed at reforming and liberalising the goods and services markets as well as the benefits resulting from more knowledge and innovation2. After five years of modest economic growth, in 2006 Italy’s economy began to recover. To ensure that this cyclical recovery becomes sustainable and lasting growth, the Government must continue its reform process with determination, reconciling economic growth and social justice, fiscal consolidation and environmental sustainability.
     Environmental sustainability has become particularly important, especially in the light of the strategic objective that Italy wants to achieve in the energy sector. Building on the Commission strategy set out in the ‘energy package’, the European Council of 27 March 2007 redesigned the energy and environmental policies of the Union. The aim is to rise up to the challenges of sustainability, competitiveness and security of energy supplies. In quantitative terms, and as against 1990 levels, by 2020 the European Union has committed itself to: (i) covering at least 20 per cent of overall EU energy consumption with renewable sources; (ii) increasing energy efficiency by 20 per cent as against projections for 2020; (iii) reduce its greenhouse gas emissions by 20 per cent as against 1990 levels.
     Strategic choices and industrial growth policies are part of the so-called ‘Lisbon process’. In its new formulation envisaging three-year National Reform Programmes and yearly progress reports, the Lisbon Strategy has become the permanent framework for the European Union’s growth policies. It is an important tool that weaves national actions into a consistent whole. Through shared objectives and priorities, the European Union has established convergent tools to increase the competitiveness of Member States.
     The Progress Report on the 2006-2008 National Reform Programme, submitted last October, contains an analytical description of the progress made on projects and an outline of the new tools designed by the Government to meet national targets and European priorities more effectively3. It also embraces the objectives of fiscal stability as well as those relating to the labour market. The financial effort needed to implement actions in the relevant sectors has been estimated to amount to over €60 billion in three years, or 1.3 per cent of GDP a year.
     The new Lisbon Strategy envisages that every year the Council of Ministers of the European Union, at the Commission’s proposal, makes recommendations to Member States, highlighting areas where progress is necessary or attention is required. This year’s

[1]	European Council, Presidency Conclusions, Lisbon, 24 March 2000, available online: http://www.consilium.europa. eu/ueDocs/cms_Data/docs/pressData/it/ec/00100-rl.i0.htm

[2]	European Council, Presidency Conclusions, Brussels, 22-23 March, available online: http://www.consilium.europa.eu/ueDocs/newsWord/it/ec/84343.doc

[3]	http://www.politichecomunitarie.it/file_download/65.
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assessment of Italy’s National Reform Plan has been positive. The European Council has recognised that Italy “is making progress” in implementing the Lisbon Strategy and has approved the following recommendations:
•	rigorously pursue fiscal consolidation policy so as to put the debt-to-GDP ratio on a declining path and fully implement the pension reforms with a view to improving the long-term sustainability of public finances;

•	pursue the implementation of recently announced reforms aiming at increasing competition in products and service markets;

•	reduce regional disparities in employment by tackling undeclared work, increasing childcare provision and ensuring the efficient operation of the employment services throughout the country;

•	develop a comprehensive life-long learning strategy and improve quality and labour market relevance of education[4].
     In addition to the above recommendations, the Council added further points for consideration: a strategy for Research & Development (R&D), the sustainability of health spending, a sustainable use of natural resources, infrastructure improvement and an impact assessment of the proposed regulations.
     These suggestions, like the priorities mentioned by the European Council in 2006, are an essential basis for defining Italy’s reform policies and hence for this Economic and Financial Planning Document. Hence, education and life-long learning policies, a strategic and regulatory framework promoting the development of private research and greater interaction of the latter with public research, more open markets and a reduction of administrative costs for firms, closing the existing infrastructural gaps and embracing Europe’s policies on energy and climate change will be of key importance for the country’s growth.
     In less dynamic areas such as the South of Italy, one of the biggest obstacles to growth is the lack of two fundamental public goods: law and order and the rule of law. Also tax evasion, which is quite high in Italy, is a further factor contributing to distorting competition (See. Section VI.2 and Appendix IX.9).
     As the World Bank studies show5, high crime rates, organised crime and corruption hamper economic growth and have a discouraging effect on investors. One of the most serious consequences of criminal activity is that the illegal economy pervades the healthy economic fabric thus depressing investment activity.
     In addition, the uncertain enforcement of laws has a negative impact on financial markets, leading investors to apply less favourable financing terms. The malfunctioning of justice discourages industrial investment and makes it more difficult to start up new firms. The synthetic indicators of the quality of the rule of law developed by the World Bank6

[4]	‘Council Recommendation of 27 March 2007 on the 2007 update of the broad guidelines for the economic policies of the Member States and the Community and on the implementation of Member States’ employment policies’, available on line at: http: //eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2007:092:0023:0042:IT:PDF.

[5]	World Bank, ‘Doing business 2005’.

[6]	See the World Bank website: http://info.worldbank.org/governance.
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(‘the certainty of the law’7 and ‘control of corruption’8) show a clear negative trend in Italy since 1998, compared to an EU average which has basically remained stable.
     The Government is still committed to improving the economic context in which business is done, especially in ‘difficult’ areas, by improving the two fundamental goods: law and order and the rule of law.
     There will be no lasting economic growth unless the gaps that still exist in Italy are closed and welfare services are improved. The welfare state provides all those services through which a community helps individuals cope with four types of distress: sickness, old age, unemployment and poverty. Italy’s welfare state is comprehensive in some respects, but it is still lagging behind in terms of unemployment benefits, poverty and marginalisation, as reported in the relevant sections of this Economic and Financial Planning Document.
     Italy now has the opportunity to establish a well-developed welfare state. Its main deficiencies are low pension benefits, often not ensuring economic self-sufficiency, and the lack of social security schemes for some extremely disadvantaged social groups: mainly the young, the elderly and women.
     Young people are disadvantaged on three accounts: (i) they have to allocate too high a portion of their income to supporting pensioners; (ii) they are accumulating pension entitlements, which, by the time they retire, will give them lower benefits than the ones they are contributing to paying to current pensioners; (iii) they basically lack protection against unemployment, as the existing safety nets still work on the basis of labour market practices that promote permanent employment. Disadvantaged young people are one of the main factors preventing economic growth.
     Italy’s female employment rate is one of the lowest in Europe and is one of the most important obstacles to stable growth and gender equality which the European Commission defined as “an essential value” and “a crucial factor of growth and poverty reduction” 9.
     It is therefore essential to launch an extraordinary programme for women’s employment and their access to career and business opportunities is essential. This should be done recognising their rights, starting from the right to maternity, especially for women who do not work on a continuous basis and that still lack any form of protection. All this is a major impediment in a country where the female employment rate in the South is below 30 per cent and whose birth rate is the lowest in Europe. As statistics show, there is a positive correlation between the level and quality of women’s employment and birth rates.
     These considerations, and the following ones on sectoral policies, show that there is still a long way to go to achieve more justice. Actions aimed at reaching this goal should

[7]	The ‘rule of law’ indicator measures the citizens’ trust in the ability of Government administrations to enforce the laws of the State, the perceived incidence of crime, the certainty of punishment, the protection of private property and the ability to enforce contracts.

[8]	The ‘control of corruption’ indicator measures the ability of the political, legal and judicial systems to prevent and combat corruption phenomena.

[9]	Commission’s Communication to the European Parliament and the Council “Equal opportunities of women and men and women’s emancipation in development cooperation”, Brussels 8/3/2007.
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not undermine fiscal consolidation. Therefore, the issue of justice leads to another fundamental concern set out in this Economic and Financial Planning Document improving the quality of public spending.
     Italy has been lifted out of its fiscal predicament, but consolidation is far from complete. It will be complete when Italy has a balanced budget, a public debt lower than 100 per cent of GDP and a primary surplus equal to 5 per cent of GDP. This Economic and Financial Planning Document confirms these objectives.
     There is no correlation between the level of public spending, economic growth and social justice: the key is not how much, but how you spend. In order to grow more and achieve more social justice, it is necessary to improve spending. The incremental logic, whereby any spending programme is systematically refinanced should be replaced by a periodic critical review of actual needs. Actions taken so far by the Government are only the first steps of a more general improvement of the quality of public spending, which is reported in detail in the section on the spending review process (see Section VII. 1). There is still ample scope in the individual sectors to achieve further savings and more cost-effectiveness.
     This means that actions outlined below can be implemented provided the necessary funding is available to enhance the effectiveness of Government action. This process is instrumental to carry on fiscal consolidation, but it is also the prerequisite for ensuring greater effectiveness of Government action and increasing the overall productivity of the system. The resources freed up through ‘better spending’ will partly be reallocated under the same expenditure category.
     This part of the Economic and Financial Planning Document sets out the policies that have been implemented and what still needs to be done in the various sectors with regard to the policies outlined in last year’s document. It has been drawn up following the same order as last year: growth, social justice and fiscal consolidation.
     In several cases the Government policies embrace all these aspects in a unified whole. However, for the sake of clarity, they have been kept separate in this document.
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V. POLICIES FOR SUSTAINABLE GROWTH
V.1  INTERNATIONAL ROLE
     Italy’s active presence on the international political scene—based on sound structures and growing coordination and synergy among all the actors involved in Italy’s engagement abroad—is a key factor driving economic development and fostering trade.
     Investing more in foreign policy and the tools to conduct it thus means laying firm and lasting foundations for a greater international presence of the country’s economy.
     The Government intends to continue building upon what was started in 2007, notably focusing on:
•	Strengthening Italy’s role and presence on the European scene and reinforcing transatlantic relations.

•	Increasing the effectiveness of Italy’s commitment to peace, security and stability first and foremost in the Mediterranean area, also through the presence of our Armed Forces in international missions.

•	Revitalising the relations between Italy and the leading newly industrialised Asian countries.
     In this connection and with a view to favouring Italy’s engagement abroad, a more efficient network of embassies and consulates is a fundamental prerequisite for any active policy promoting Italy’s presence on the international scene. These diplomatic missions should be rearranged to reflect the new geopolitical and socio-economic situations, as well as streamlined and strengthened to respond to the unprecedented tasks to be fulfilled in compliance with the important provisions already envisaged in the last Budget. Within the limits of available resources, investing in this objective shall be placed high on the Government’s agenda, thus reversing the present trend towards a progressive reduction in human and financial resources allocated to this purpose, while at the same time taking concrete steps to increase productivity and effectiveness.
V.2 DEFENCE
     Pursuant to the provisions of the Constitution, Italy’s task is to actively promote peace and the rule of law at international level, by supporting the relevant organisations in accordance with the principles of multilateralism and multi-polarism. In this framework and in compliance with the tasks entrusted to them by law, the Armed Forces must ensure surveillance of the national territory and immediate defence capability against existing threats. In addition, they must contribute to the management of current crises by minimising conflicts through timely intervention and cautious use of force, which should be viewed as a tool in a comprehensive security policy, envisaging diplomatic and economic actions as well as development aid.
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     Putting in place the operational capabilities needed to perform the tasks entrusted to the Armed Forces requires careful management of available resources and hence constant development of the organisation of the military forces and the Ministry of Defence as a whole.
     To this end we are carrying out an in-depth factual analysis of the sustainability of the current “Defence Model”—which is 190, 000 strong in addition to the regular Carabinieri officers—with respect to the commitments envisaged in Constitutional provisions and international agreements and within the limits of available resources.
     After the abolition of compulsory military conscription on 30 June, 2005 a ‘professional model’ for the Armed Forces is consistently being implemented, through:
•	Adjustment in personnel numbers;

•	Promotion of personnel well-being, with particular reference to social security and housing, while underscoring the contribution made by the military establishment;

•	Gradual completion of female recruitment in the various military ranks, in all units and with no limits as to the positions women can fill.
     The Government intends to maintain the efficiency and performance levels of assets, systems and infrastructures (included in the stock of capital) used for national defence and security purposes.
     Moreover, an overall review of easements for military purposes is underway in preparation for the next national conference on this issue. Our goal is to harmonise the presence and training activities of the Armed Forces in the community, while at the same time keeping them effective and protecting the legitimate interests of local communities.
     The constant adjustment of our defence capabilities to changing needs is also reflected in the ongoing updating and streamlining processes of military codes and regulations, especially with respect to military and civilian personnel and mainly in the fields of security and health protection.
     All this will be possible only if a ‘culture of defence’ is properly fostered, so that citizens are involved and take part in the formulation of political choices in the fields of security and military defence.
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V.3 JUSTICE, LAW ENFORCEMENT AND RULE OF LAW
     The judicial system plays a key role within the State for the country’s economic competitiveness and as a cornerstone of the democratic system in the protection of individual rights and law and order. The actual settings in which justice is administered are varied and therefore targeted action is needed to achieve strategic objectives.
     The prerequisite for achieving the desired results and for adequately meeting society’s needs is the provision of quality services for users.
     As to the judicial system, the goals pursued by the Government, consistently with its agenda, are part of an overall project that aims at positively impacting the critical aspects of the judicial system that are most detrimental to the community. The actions described below aim at reducing the length of proceedings, containing the costs of litigation and ensuring the certainty of the law.
     As far as reducing the length of proceedings is concerned, within the constraints of available financial resources, it is necessary: (i) to establish the judicial proceedings unit, as an administrative structure to support judicial activity; the new organisational practice that has been put forward must meet modernisation requirements by developing cooperation and synergies among human resources, analytical, statistical and IT tools; (ii) to introduce information technology in the justice system, a process which has already been initiated, so as to allow the changeover from paper-based to on-line services and procedures.
     The use of information technology and on-line procedures in all the offices may be a quantum leap for the administration of justice, allowing it to benefit from projects that have already been tested. By 2010 and within the constraints of available resources, the goal is to enable all offices to process injunctions, notices to counsels, appeals filed for social security entitlements and the execution of rulings on line.
     In the last five years the resources for the ordinary administration of justice have substantially decreased, as in all sectors of public spending. Making spending more cost-effective is an essential tool to favour an actual reduction in costs and correct distortions in the current spending mechanisms.
     Within the Extraordinary Development Programme for judicial facilities, jails and juvenile prisons, it is necessary—within the constraints of available financial resources— to make an effort to extend, modernise and upgrade correctional facilities so as to ensure their safety and security. Overcrowded prisons are placing a great deal of pressure on the system.
     Other important initiatives to offer further alternatives to prison sentences are contacts with Agencies and Local Authorities to help inmates find work and the provision of medical care at health centres located outside the prison. In addition, deviant behaviour in minors must be addressed through actions aimed at seeking and enhancing the work of voluntary organisations and promoting cooperation among central and local government. It is necessary to strengthen the educational and social role of sports as a tool for combating youth hardship and favouring the rehabilitation and integration of deviant or socially marginalised individuals.
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     The European Union has been proactively engaged in launching and supporting networks of institutions and judicial bodies, such as the network of the Councils of the Judiciary, the European Network of Supreme Courts and the European Judicial Training Network. The Ministry of Justice will make all possible operational and professional contributions to these initiatives and will also strengthen cooperation and sharing of information with the European authorities, especially in order to prevent and combat international terrorism.
     Strengthening the national security system is an important factor for the development of our country, since it improves our citizens’ quality of life and facilitates the establishment and growth of social, cultural, economic and entrepreneurial activities. Therefore, within the framework of broader domestic security and international defence policies, it is necessary to envisage carefully-designed measures for the operation and effectiveness of law-enforcement agencies and the Armed Forces.
     The policies to enforce law and order and ensure the rule of law are intended to combat various types of crime: organised crime including that of economic nature, illegal immigration, domestic and international terrorism, prostitution, predatory crimes, trafficking in human beings, unauthorised street vending, hooliganism. Here law-enforcement agencies — including the Guardia di Finanza (Customs and Finance Police) make a fundamental contribution.
     Different levels of government cooperate on security policies. It is therefore important to enhance the complementarity between primary- and secondary-level security, with a view to increasing the quality of life in cities and suburban areas. The integrated security projects, which have already been started in the last few months, involve Regional and Local Authorities in the development of organisational strategies aimed at providing advanced security solutions.
     Technological innovation is an important element of security policy. The electronic identity card and the sharing of personal data are initiatives to be further developed to improve the relationship between citizens and government.
     Within the limits of available financial resources, the improvement of resource management policies must include the updating of regulations governing law-enforcement agencies and the upgrading of information and communications technologies as well as IT networks.
     From an organisational point of view, coordinated control over the national territory ought to be given strong impetus, using the working methods of neighbourhood police and community police, while at the same time reorganising facilities, closing offices that are no longer necessary and cutting police staff in charge of administrative tasks.
     At domestic level, the national civil defence system plays a particularly important role in safeguarding the security of the State and the safety of people and property. It is a sensitive and vital sector, for which special measures will have to be designed, also with a view to emphasising the contribution made by civil defence agencies; a good starting point could be updating the relevant law. The Government intends to maintain the efficiency and performance levels of assets, systems and infrastructures (included in the stock of capital) used for national defence and security purposes.
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     The Government confirms the pledges made to the European Union and international organizations as regards immigration, asylum and refugees, and, within the constraints of available financial resources, will do its utmost to ensure the relevant reception and integration efforts. The aim is to develop the rights of foreign nationals and new Italian citizens, leveraging the acquisition of Italian citizenship and promoting social-inclusion projects. Strengthening cooperation practices among the various levels of local government is crucial for the activities of the Local Immigration Councils. Improving the conditions of the immigrants living in guarded temporary accommodation and assistance centres and in reception and identification centres is a fundamental objective to be pursued.
V.4 CONSUMERS, USERS, COMPETITION, TRANSPARENCY
     Consistently with the guidelines for action set out in the latest Economic and Financial Planning Document (DPEF), the Government engaged in a major effort last year to remove barriers and constraints hampering economic activity, an effort which is bound to improve the well-being of consumers and firms. The various actions were a crucial necessary step for the development of a market-oriented culture in this country and for safeguarding its principles, and ensuring competition is its core principle.
     The efforts Government has made and the results achieved have been welcomed by the European Commission in its assessment of Italy’s National Reform Programme and have given rise to favourable reactions from the OECD and the International Monetary Fund.
     Special focus has been placed on the tertiary sector, which accounts for 70 per cent of added value in Italy and has important spillovers on the whole economy.
     The measures adopted by the Government1 have removed restrictions on competition, ensured greater transparency on the market and competition among the various players, strengthened the powers of the Competition Authority and Sectoral Regulators. New bills2, containing measures streamlining administrative procedures for companies, and bills of a more sectoral nature3 have complemented the Government’s initiative.
     The actions taken last year contribute to strengthening the deregulation process initiated a few years ago in the utilities sector, during which new pricing criteria were developed in order to boost competition and at the same time provide benefits for users/consumers.
     The results achieved so far suggest that the repercussions on the well-being of society will be substantial in the medium and long term. In addition to boosting growth, Government action has contributed to containing inflation, especially in sectors on which

[1]	Introduced by Laws No. 248/2006 and No. 40/2007.

[2]	Government bill A. C. 2272, envisaging ‘Measures for consumers and to facilitate production and business activities, as well as actions in nationally important sectors’, currently being considered by the Senate (A. S. 1644).

[3]	Such as those concerning class compensation action, consumer protection (A. C. 1495), reorganisation of independent authorities (A. S. 1366) and those of the electricity and natural gas sectors (A. S. 691), of local public services (A. S. 772) and the reform bills of intellectual professions (A. C. 2160).
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the new regulations have had an immediate impact (mainly pharmaceuticals, banking services and mobile telephony).
     The Regional Authorities have started, and in many cases completed, the legislative proceedings for changing their regulations to bring them into line with the new competition rules. In the regulated professions, professional associations have brought their ethical codes in line with the new principles on pricing, advertising and corporate status. In this respect, a final assessment by the Competition Authority, following the relevant fact-finding investigation started early this year, is still pending. The legislative measures adopted so far affected the banking and insurance sectors, regulated professions, retailing, bread making, local public transport (including taxis), telephony, the sale of pharmaceuticals, air transport, real-estate mortgage loans. In addition, measures have been taken to facilitate the establishment of new companies (see Appendix IX. 8).
     As to the petrol station network, the Government wants to ensure actual competition in the market, by abolishing minimum distances between petrol stations and removing restrictions on the sale of non-oil products.
     In other sectors, where adherence to the Community framework plays a more important role, the Government has developed the necessary measures to comply with EU policies, while at the same time protecting demand during the changeover to a deregulated market. The recently approved Decree Law deregulating energy markets4 envisages initial measures to open up the market for domestic customers that will become eligible clients as of July 1st, while maintaining measures to ensure the protection of households and small firms.
     In addition, the Electricity and Gas Authority has fixed new electricity prices effective as of July 1st, which will be further reviewed so as to introduce the so-called ‘social pricing’, to be defined on the basis of the relevant Government policies, to protect weaker consumers5.
     These measures, combined with the functional and operational separation of the sale and supply of electricity and together with the confirmation of the regulatory and supervisory functions of the Competition Authority, will open up a deregulated market for non-industrial consumers, without undermining the safeguards put in place for energy security and terms of supply. Equally important are the measures ensuring non-discriminatory access to information, so as to compare prices and ensure transparency of the mix of energy sources used to produce the supplied energy, which is necessary to allow consumers to make an informed choice.
     As to postal services, the introduction of special pricing is being studied for ‘bulk’ mail (characterised by a lot of deliveries), to check if it is actually compatible with competition rules and to identify possible corrections to the existing regulations in preparation for the opening of the market envisaged for 2009 in the European Directive.

[4]	Decree Law No. 73/2007 of 18 June 2007: ‘Urgent measures for the implementation of Community provisions concerning the deregulation of energy markets’.

[5]	Deliberation of the Electricity and Gas Authority No. 135/07 of 13 June 2007.
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     The envisaged annual Government bill on the promotion of competition and consumer protection6 should introduce a structured operational method to ensure continuity with Government action. This will be done by bringing the legal system into line with the reporting activity of the Competition Authority. The Government bill should establish the regulatory framework within which the autonomous Regional and Provincial Authorities can take action.
V.5 ADMINISTRATIVE AND REGULATORY SIMPLIFICATION
     In the last few years several European governments have started a far-reaching regulatory reform process aimed at simplifying the context in which companies and institutions operate.
     Regulatory simplification is a key factor for the country’s competitiveness, but it needs to be part of a consistent action where a reduction in the number of rules is accompanied by measures aimed at improving the existing ones.
     The Conclusions of the Spring European Council remind Member States that the quality of regulation contributes to balanced growth and suggest the need to set stringent targets for cutting red tape and its costs and improving regulation. The objective, shared by the Government, is to reduce administrative costs resulting from Community regulations by 25 per cent by 2012.
     The far-reaching regulatory reform programme—which also includes actions to deregulate markets—has the following distinctive features: administrative simplification, the modernization and efficiency of Public Administration and the reduction of administrative costs for citizens and firms.
     In order to achieve these objectives, the Government has recast roles and responsibilities and has moved away from a planning approach based on annual simplification laws to a strategy consisting in actions and programmes that can be measured, with clear timeframes, converging towards objectives that can be assessed. To this end, an Interministerial Committee has been set up to provide orientation and strategic guidance on simplification policies and the quality of regulation. A few months ago, an Action Plan for regulatory simplification and quality was approved, defining the links among strategic objectives, the actions needed for their achievement and the assessment of outcomes. Finally, an action to simplify regulations and to reduce the number of laws has also been envisaged, aimed at simplifying the regulatory framework so as to boost competitiveness, increase economic growth and improve the relationship between citizens and government.
     The results expected from this new approach are a more rapid growth in competitiveness, better regulation and smoother functioning of Public Administration.

[6]	If the rule envisaged in the Government bill A. C. 2272 is approved.
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V.6 CLIMATE AND ENVIRONMENT
     The climate change that we have experienced has contributed to raising the environmental awareness of both society and government and has strengthened the belief that it is necessary to take decisive action on the quantity and type of natural resources and energy sources we use with a view to ensuring a balanced and sustainable development of modern economies.
     Adherence to the Kyoto Protocol7 means that over the 2008-2012 period Italy must have emissions that are 6.5 per cent lower on average than its 1990 levels. Recent estimates, however, show higher greenhouse gas emissions on the national territory— about 12.5 per cent higher than expected, which means that the commitment to reduce emissions over the period considered has to go up to 19 per cent.
     This means a commitment to reduce CO2 emissions by 98 Mt/year between 2008 and 2012. Recent data have shown that the costs resulting from failure to enforce the Kyoto Protocol in Italy risk going up to 2.56 billion euros a year over the 2008-2012 period, unless consistent rigorous action to reduce emissions is taken.
     In order to monitor progress made on the Kyoto targets, a monitoring programme will be put in place by the Ministry of the Economy and Finance and the Ministry of the Environment.
     The “Fourth Assessment Report” of the Intergovernmental Panel on Climate Change (IPCC) shows that global warming is mainly due to the concentration of man-made greenhouse gases in the atmosphere. This has led the European Union to adopt policies clearly aimed at mitigating climate change at global level, in the belief that the benefits for the planet will outweigh the costs of these actions.
     The European Strategy has resolutely addressed one of the key challenges facing industrialised countries: how to reconcile the need to secure the energy supply required to support economic growth with the protection of natural resources and the challenge of climate change. Energy efficiency and the development of clean renewable sources are also a way to reduce our dependence on foreign energy supplies, which is a sensitive issue in our country.
     The European Council has set the target for national governments and EU institutions to reduce greenhouse gas emissions by at least 20 per cent as against 1990 levels by 2020 through energy and environmental policies, especially by increasing energy efficiency and through the introduction of binding targets for renewable energy and bio-fuels.
     The general policies proposed by the European institutions will require Italy to notably increase the amount of energy produced from renewable sources.
     To meet this target, the Italian Government has adopted all the necessary measures to assess the current availability of renewable sources in Italy, to define development prospects and the targets that can realistically be met by 2020, with a view to avoiding overambitious targets that cannot be met, which would result in extra costs for the implementation of policies.

[7]	‘Protocol to the United Nations Framework Convention on Climate Change’, 11 December 1997, ratified by Law No. 120/2002.
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     In addition, the Italian Government has committed itself to promoting the sustainable use of biomass and bio-fuels, by favouring the setting up of national sub-sectors to be established in cooperation with farmers, who may find ample opportunities for growth in the waste-to-energy business. A significant stimulus to energy efficiency and saving has already been given by the Budget Law for 2007; further R&D investment will be made in the fields of energy-saving technologies, the production of renewable energy and in a national co-generation initiative in district-heating.
     Within the constraints of available fiscal resources, the Government is also committed to ensuring the full operation of flexible mechanisms (Clean Development Mechanism and Joint Implementation) and the register of carbon sinks.
     In order to prepare plans and programmes to adjust to ongoing climate change against a backdrop of continuous updating of scientific studies on the subject, the Government has organised the National Conference on Climate Change which will provide clear indications on how to ‘adjust’ to a changing climate.
     Environmental policy may be an effective tool for the implementation of the Lisbon Agenda8. In this connection, suitable incentives, and hence a correct use of market-based instruments, would on the one hand make it possible to shift the tax burden from welfare-negative (i.e. taxes on labour) to welfare-positive taxes (i.e. taxing polluting activities), and on the other it would free up resources to encourage environment-friendly behaviour, in addition to promoting innovation and research.
     Market-based instruments and tax policies will play a decisive role in the next few years in meeting the EU environmental and energy targets. The use of economic instruments enables an efficient correction of market failures on the cost side, while at the same time contributing to the security of supply, competitiveness and the sustainability of energy policies and giving a clear signal to industry, investors and consumers.
     Despite the increase in ‘innovative’ tools for environmental regulation, traditional tools, such as taxes, are still one of the main policy methods to implement Kyoto targets; in addition, taxes make up a large proportion of fuel prices. Hence, it will be necessary to identify the elements that are at odds with the tools aimed at reducing emissions responsible for global warming, also considering the need to reduce emissions in sectors that are still unregulated (household/commercial and transport), as recommended by the European Union.
     The challenge of climate change also requires a review of the current economic and financial accounting systems, which should be coupled with fiscal and accounting systems that can assess the environmental impact of public policies.
     To this end, the Government is committed to introducing a green fiscal and accounting system in Government and Regional and Local Authorities, integrating the fiscal plan actions of Government, Regional, Provincial and Municipal Authorities, with a view to ensuring that all levels of Government can make informed and transparent

[8]	As mentioned by the EU Commission in the recent ‘Green Paper on market-based instruments for environmental and energy related policy purposes’.
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decisions and their action is accountable to the principles of sustainable development, while ensuring the right to environmental information.
     In particular, the Government believes local public transport plays a key role, because of its strategic importance for sustainable development, environmental protection and competition. By 2007, within the constraints of availble fiscal resources, a coordinated set of financial actions will be taken, including regulatory actions, aimed at launching a reform process which can: (i) give new impetus to socially sustainable deregulation processes and (ii) allow a qualitative and quantitative development of services. The latter will be targeted to maximising benefits for users and citizens, in terms of service efficiency and quality, less congestion in urban areas and air quality.
     Specifically, efficiency and quality in the supply of services will be favoured by the introduction of qualitative standards on the minimum quantity for service agreements, standard costs and performance reserve in the allotment of resources, as well as by protecting transparency and impartiality in tender procedures.
     Envisaging incentives to actions aimed at encouraging the use of public transport and improving pollution and congestion levels, and the extension, in an environment-friendly perspective, of the notion of minimum essential service, will contribute to strengthening environmental protection mechanisms and compliance with the Kyoto Protocol targets.
     The Government’s mobility policy will have to be planned in coordination with Regional Authorities, so as to achieve a significant reduction in emissions of pollutants and greenhouse gases at local level, while at the same time optimising the costs of policies, thus achieving a twofold environmental objective.
     However, with a view to strengthening the regulatory framework, the Government intends to promptly start reviewing the 2002 environmental action strategy for sustainable development in Italy, which is the framework for designing, implementing and assessing public policies predicated on the principles of sustainable development. The reviewed strategy will be consistent with the policies of the new EU Strategy on sustainable development, adopted by the European Council in June 2006.
     Other EU environmental priorities, which in the Italian context present their particular features and difficulties, will also have to be addressed. Hence, in reasserting its commitment to combat environmental crime syndicates, and more generally, environment-related criminal phenomena, the Government reiterates the priority it attaches to policies aimed at managing natural resources, protecting the natural environment and biodiversity, reducing the production of waste and aimed at proper integrated waste management. Therefore, within the constraints of available resources, the Government confirms (in addition to actions implementing the Kyoto Protocol) the five areas of action related to the above-mentioned EU principles:
•	Environmental protection actions should no longer be planned in isolation from the context, also because an integrated approach would facilitate and improve Environmental Impact Assessments and/or assessments of impacts on nature and wildlife. As far as industrial contexts are concerned, it is necessary to change the institutional and administrative systems to bring them into line with the new system of rules resulting from the enforcement of the
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Integrated Pollution Prevention and Control (IPPC) and the framework regulation known by its acronym REACH (Registration, Evaluation, Authorization and Restriction of Chemicals). The same must be done with regard to high-risk industrial plants falling within the scope of the ‘Seveso Directive’.
•	Proper land management is indispensable to develop the ‘adjustment’ measures to be identified at the end of the National Conference on Climate Change in order to remedy emergency situations that are made even worse by ongoing climate change. In this connection, the Government reasserts the central role of the ‘Water Directive’, that affords an integrated vision of water management and whose core objective is improving the quality of water, reducing water consumption, by saving it and preventing pipe leakage. In this framework, it is necessary to implement the guidelines for forest management planning to enhance farming and forestry policies, both for the impact they have on the hydro-geological balance and for the very close correlation with climate change.

•	Italy will have to strengthen its activity in the field of biodiversity, both by continuing to strongly support protected areas and through actions aimed at protecting species and habitats, by drawing up the final version of all planning and governance instruments, such as the charter of nature and the green network. Greater environmental awareness and government action as well as specifically designed regulations are needed to protect biodiversity.

•	It is necessary to start the clean-up of contaminated sites. In order to make up for the delays accumulated in this sector, it is necessary to give stronger impetus to clean-up operations, by envisaging dear and streamlined procedures, in line with the EU framework, that can boost research and the testing of new technologies, as well as training and skills. To this end, specific agreements between the parties concerned should be favoured. Ever increasing quantities of waste are being produced: it is necessary to reverse this trend and ensure integrated waste management and recycling. We need to identify ways to streamline regulatory requirements, with a view to simplifying rules and hence reducing costs, especially for SMEs. In meeting quality and environmental sustainability objectives, it is also necessary to strike a balance between efficient and cost-effective waste management. A key objective is to put an end to the waste crisis in some regions of the South. Within the limits of available resources, specific tax concessions may be envisaged such as tax breaks, with a view to cleaning up those sites where there is still a strong concentration of high-environmental-impact industrial plants (such as Sicily).

•	The protection of the marine environment requires the identification of actions and specific agreements to better protect species most at risk and to rationalise shipping and increasing its safety; and finally at preventing forms of pollution that may increase the impact of man-made activities on coastal areas. In this respect, Italy intends to play a leading role in the implementation of the Barcelona Convention for the protection of the Mediterranean Sea.
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V.7 ENERGY
     The ever increasing world population and the need to improve living standards in poorer areas will push up energy demand in the next decades. 80 per cent of the energy currently used in Italy comes from fossil fuels (oil, coal, natural gas); these are depletable sources and are already becoming scarce.
     An integrated approach to climate and energy policy, which is at the heart of the European Energy Policy and the framework for Italy’s future energy decisions, aims at reconciling energy use with environmental protection, in addition to ensuring the country’s competitiveness and securing the supply of energy at accessible prices.
     With this in mind, last year the Government took steps towards a full implementation of EU policies on the opening of the internal electricity and gas market, aware that an actual EU energy policy is only viable in a context of harmonised rules that remove the existing asymmetries in the opening of domestic markets.
     Increasing the security of supply, ensuring the competitiveness of EU firms while at the same time ensuring benefits for consumers are important challenges that can be met in a more interconnected market, with more incentives to investment in networks, thanks to the separation between the ownership and management of networks and the shift to autonomous management systems.
     However, there is still the crucial problem of upgrading energy infrastructures, especially in the sector of natural gas, where increasing domestic demand is compounded by the fact that the capacity of import infrastructure has remained unchanged. The construction of new re-gasification terminals of LNG and pipelines to import gas from abroad, the upgrade of existing pipelines and the rapid realization of new underground gas storage facilities as strategic reserve and to meet market needs are essential conditions to avoid recurring dangerous supply crises and to reduce gas prices and meet our long-term priority needs. Pursuing the diversification of gas supply routes and supplier countries is of strategic importance to increase the security of supplies and the functioning of the whole system.
     As to the reduction of greenhouse gas emissions, further measures will be developed based on the principle of efficiency to be combined with the notions of ‘emissions prevention’ and ‘active protection of the environment’. The notion of ‘emissions prevention’ suggests that policies ought to be developed that reduce the demand for energy without undermining development. The notion of ‘active protection of the environment’ calls for innovation and economic growth and, hence, major advances in technology and the development of renewable sources, including thermodynamic solar plants.
     In this respect, within a specific Action Plan on energy efficiency, within the constraints of available resources and in accordance with the major effort made with the 2007 Budget, we believe it is important to develop efficient production sub-sectors and reduce energy consumption in production processes: this means strengthening the ‘Industry 2015’ initiative, while maintaining and extending the tax measures to promote energy efficiency in buildings and appliances. In this way a double lever will be used: action on the supply of efficient products and action on the demand for efficient products. In addition, there will be a third regulatory lever: monitoring and upgrading of the energy efficiency of appliances, so that incentives to buy a new appliance are temporary and mainly serve the purpose of fostering a different energy culture.
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     Mainstream policy tools are effective in providing incentives to encourage the use of renewable sources; however, within the limits of available resources, it is important to support the development of existing technologies and promote new ones. In addition to the above tools, there will be the specific measures envisaged in the 2007-2013 National Strategic Framework (QSN) and in the Industry 2015 programme, again with the aim of establishing production sub-sectors and providing growth and employment opportunities. These are measures that, among other things, increase support for renewable sources, favouring the achievement of the objectives identified in order to implement EU directives on electricity and fuels from renewable sources.
     A structural innovation policy must be based on research that should be relaunched through a medium/long-term programme focused on the development of new technology for energy efficiency, the use of renewable sources, the capture and chemical sequestration of carbon dioxide, the hydrogen cycle and the new technological frontiers of energy production.
V.8 LABOUR POLICIES
     Government action will build upon the strategic lines already outlined in the first Economic and Financial Planning Document covering the five years of this Parliament. In implementing the above strategic lines significant regulatory efforts9 have been made and consistent action of all levels of government has been developed.
     The following are the five areas in which further action will be taken:
•	Combating illegal and unregistered work.

•	Improving the prevention of industrial accidents to ensure compliance with workplace health and safety regulations.

•	Promoting employment under permanent contracts as the main type of employment, with measures providing incentives, while combating the improper practice of using non-standard contracts, especially project-related contracts, following the successful practice already adopted for call-centres.

•	Re-launching proactive labour policies, through the integrated and coordinated action of employment services, training policies and safety nets;

•	Action targeted to the weak brackets of the labour market: women, young people, workers over 50.
     Specifically, it is necessary to insist first and foremost on action to combat work in the shadow economy and to improve the living and working conditions of people, also as far as workplace health and safety is concerned.

[9]	Art. 36-bis Decree Law No. 223/2006, 2007 Budget, etc...
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     As to unregistered work or work in the shadow economy, it is necessary to step up the efforts of the various central and local government agencies in cooperation with social partners aimed at combating this phenomenon. Its extent is still cause for concern in Italy: it must be eradicated, since it damages workers’ dignity and rights, in addition to jeopardising their safety, as it is often accompanied by failure to comply with industrial-accident prevention regulations; moreover, it is detrimental to public finances, as no taxes or social security contributions are paid; it is an element of unfair competition among firms.
     As to workplace health and safety, the reorganisation of regulations envisaged in the delegated legislation initiated by the Government, passed last April and which will hopefully be confirmed soon, will allow: initial measures for their direct implementation, such as strengthening the coordination of the various entities responsible for supervision; the adoption of delegated regulations, which, while reorganising and updating provisions that are too fragmented and often based on outdated organisational and production practices, will extend protection, thereby strengthening their effectiveness.
     Red tape and unnecessary form-filling, that is a burden on small firms, will be removed and truly effective prevention measures will be favoured. The whole action will therefore be based on an approach aimed at making the system effective, in a comprehensive and integrated vision of the various measures. To this end, the further increase in supervisory staff numbers envisaged in the delegated legislation on the reorganisation and reform of workplace health and safety regulations10 will ensure pervasive action throughout the community.
     As to labour policies and safety nets, the measures-foreshadowed during the debate between Government and social partners on the issue of ‘Growth and social justice’—will maintain the existing regulations, developing the potential of some of them, while correcting some provisions that have proved to be ineffective or to cause distorting effects on quality employment.
     As a matter of fact, Government action is aimed at enhancing provisions and measures that can contribute to creating quality employment and are therefore instrumental to the development of an efficient and competitive economy, while at the same time developing, workers’ professional skills. All this ought to be done in a framework where stable employment is considered the main tool as it can offer career paths to workers in a context of safe and secure employment and is thereby instrumental to the development of the country’s economy in terms of knowledge and professional skills. All levels of government will continue their efforts to combat improper recourse to flexible employment contracts, which are not used to meet the actual and legitimate flexibility requirements of industry, but as a mere surrogate for permanent employment.
     The reform of safety nets is a key-element to improve the quality of the labour market and the system of benefits protecting workers against the risk of unemployment. The Government is working with social partners to redesign our outdated system proactively, that is to say not just envisaging mere unemployment benefits, but providing actual opportunities for re-employment.

[10]	As approved by the Senate, on first reading on 27 June 2007
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     The support of employment services and educational and training institutions is essential to pursue this objective, because only the coordinated and integrated action of the various tools (income protection, jobs on offer, training schemes) can provide true employment opportunities, thereby allowing workers to update their professional skills and avoid marginalisation or the risk of permanent exit from the labour market.
     Special focus should be placed on the weak brackets of the labour market that are an absolute priority:
•	Women, on whom targeted action must be taken with a view to increasing their employment rate, especially in the South, as well as the quality of their employment.

•	Young people, worst affected by the new types of flexible employment contracts and for whom the so-called Protocollo (agreement) with the social partners identifies new targeted measures to improve protection and pension prospects.

•	Finally, workers over 50, the ones who are most vulnerable to the consequences and risks of corporate downsizing and therefore most vulnerable to the risk of not finding new employment, with negative consequences on their living conditions in that they are ‘too old to work, too young to retire’.
     Strong cooperation among the various actors is needed for the initiatives described so far to be successful. Each within their remit, Government, Local Authorities and social partners are all called upon to engage in a major concerted effort within a comprehensive and integrated action plan.
     A successful implementation of the action plan will contribute—on the labour policies side—to ensuring more social justice which is the main goal of Government action.
V.9 EDUCATION
     Government action to support the quality of education is a key factor in any era, in ensuring people’s rights, higher productivity and in promoting social mobility. Nowadays, these aspects are especially important in Italy, where underperformance requires action to use and allocate resources more efficiently, as well as at achieving targets that can be measured and providing incentives.
     In recent years some progress has been made, but Italy’s situation is still unsatisfactory, below the European average and far from the 2010 goals set in the renewed Lisbon Strategy. In particular, the proportion of young people dropping out of school is still high (the proportion of young people aged between 18 and 24 who have completed at most lower secondary education is 20.6 per cent, as against 15.1 per cent of the EU average and the Lisbon goal of 10 per cent). Italian students compare badly with those of other European countries in terms of knowledge and basic skills; as far as the ability to read is concerned, in 2003 20.9 per cent of 15-year old students had only
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minimum reading skills compared to 19.8 per cent of the European Union and a Lisbon objective of 15.2 per cent. The situation is even worse in the case of maths11.
     School performance in terms of student achievement varies greatly in the country’s three major areas: it is good in the North, definitely unsatisfactory in the Centre and very poor in the South. An analysis of this underachievement shows that there is room for improving the situation with targeted and concrete action at national level. This is what has been done by raising the compulsory education age, by adopting concrete steps to ensure the independence of schools, by overhauling the training system and recasting the role of INVALSI (National Institute for the assessment of the educational and training system), by improving the quality of technical and vocational schools, through programmes for the construction of new schools, by launching a National Education Programme in the South with additional EU and national funds already appropriated by the Government. Quality of education and continuous assessment of student achievement, long-term planning of educational requirements, enhancement of the work done by teachers through completely new requirements for entry into the teaching profession and career paths: these are the directions needed to give confidence and instil motivation in teachers and students. These are the directions of Government action, foreshadowed in the ‘Agreement’ (Intesa) with the unions, to be pursued with a consistent and steady strategy.
     In order to place the quality of education at the heart of Government action, we must first of all strengthen the systems that measure and assess performance and the various internal and external factors that have an impact on education and on which performance depends. By establishing a national assessment system for Italian schools, integrating it with self-assessment processes, re-launching educational research and assessing the impact of ongoing actions, it will be possible to identify the causes of underperformance and provide individual schools—especially those in challenging circumstances—with continuous support so as to improve student achievement. With a view to meeting these targets, contracts may also be envisaged with incentives for staff, so as to favour in particular the schools that, thanks to their situation at the outset, can make significant progress in terms of student achievement.
     In addition, it is necessary to address the organisational barriers that make the Italian school system more expensive than others—per hour of teaching and per student. A medium and long-term review of the local needs of teachers and the whole staff, and their recruitment procedures, that takes into account how situations may change (birth rate and migration flows, decrease in drop-out rates, raising of compulsory education age) will help remove the risk of school closure and teachers’ job insecurity, introduce changes in the students’ timetables (as has already been done for vocational schools with the provisions of last year’s Budget), make teachers’ timetables more flexible, modify criteria and methods with which classes are formed. The existing regulations envisage a number of students per class which is unbalanced, with classes that are too small also in municipalities that are neither small nor remote; on average, one class out of six in lower secondary schools and one class out of three in primary schools have less than 15

[11]	OCSE, ‘Education at a Glance’, 2006.
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students. These innovations may lead to permanent benefits, both in terms of school organisation and the efficiency and effectiveness with which resources are used.
     In the reallocation of public funds, it is crucial to emphasize the value of teaching and to enhance it through: (i) overhauling recruitment systems and initial training, which the Government will put in place by implementing the 2007 Budget12; (ii) strengthening life-long learning—which is at one time a right and a duty for those in the teaching profession—with special focus on teaching methods for scientific and technological subjects; (iii) the introduction of appropriate career development mechanisms, which will have to be accompanied by a review of the regulations on mobility, as envisaged in the Policy statement on negotiations in the education sector. The result of the assessment will then show a greater convergence between teachers’ aspirations and skills and the needs of schools. These are the essential preconditions to restore to the teaching profession the social status and clarity of purpose required to perform the difficult task entrusted to it by society.
     The Ministry of Education and the Ministry of the Economy and Finance will soon submit a White Paper on these aspects.
V.10 HIGHER EDUCATION AND RESEARCH
     Education and research targets must be ambitious yet consistent with available resources. While Italy must commit itself to bridging the gap with other countries as regards international practices for higher education and research, action must be taken within the constraints of available public resources.
     In a knowledge-based economy, a key driver of growth is high technology based on ‘permanent innovation systems’, a sector where Italy’s competitiveness has been declining, compared to both other European countries and the newly industrialised countries. An ever increasing number of countries rely on scientific research to provide sound foundations to their permanent innovation system and hence to their competitiveness. From 1990 to 2003 global investment in research and development (R&D) went up from $377 to $810 billion and in the newly industrialised countries it is growing at an even faster pace. In order to address major global challenges—such as energy, climate change, the fight against old and new diseases, growing migration flows, rapid urbanisation and the problems related to population ageing—scientific and technological advances as well as the development of high-technology firms and services are needed.
     In Italy, investment in R&D accounts for 1.1 per cent of GDP as against 1.81 per cent in EU-25, 2.7 per cent in the US and 3.15 per cent in Japan.
     Our medium-term target is to at least reach the average of OECD countries, that is to say 2.5 per cent, 2/3 of which in the private sectors, where the lack of investment is

[12]	Paragraph 604, letter c.
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most serious. One should also consider that this objective has been set against a ‘Lisbon target’ for Europe of 3 per cent GDP investment in R&D by 2010.
     In Italy the proportion of R&D funded by the Government as against total R&D investment is larger than that of other countries, while the opposite is true in the case of the share funded by industry.13 As a matter of fact, companies show a low propensity to research: they invest 30 per cent less than the European and OECD average. This problem cannot be solved by direct public investment (over two billion have been allotted to R&D by the Ministry of Research in 2002-2006). In addition to private funding, public resources must be earmarked for research infrastructure and for enhancing the status of researchers14. Compared to Government spending on R&D, the proportion of R&D funded by Italian universities is substantial and has remained stable in time.15
     Within the limits of available resources and prior to making direct investment in research, it is necessary to increase and improve the quality of investment in university education (from 0.88 per cent now to 1.2 per cent of GDP), by improving quality through reward systems, eliminating inefficiency, promoting rigour, transparency and better management practices. In addition, higher education makes a crucial contribution to high-quality life-long learning and training activities in the private sector and public administration, as well as to professionals and workers seeking to improve their skills.
     Some important innovations have already been put in place, such as: (i) the Agency for the assessment of higher education and research (ANVUR); (ii) the new system to recruit researchers for universities and research centres; (iii) the reorganisation of scientific-research funding, including the 2008-2010 National Research Plan; (iv) the so-called ‘Unified Fund’ (First); (v) a concerted policy for the ‘competitiveness fund’ known as ‘Industry 2015’ jointly designed by the Ministry of Economic Development and the Ministry of Innovation; (vi) CIPE’s (Interministerial Committee on Economic Planning) initiatives; (vii) the framework agreements with the Regional authorities; (viii) the reorganisation of research centres; (ix) the reform of the three university degree courses in accordance with the European space for higher education. Other innovations are needed with respect to human resources and the governance of universities and other institutions. Nonetheless action will be taken within the constraints of available resources.
     In addition, it is necessary to enhance the sector of high-level musical and artistic education, while at the same time implementing the 1999 reform. It is a key area for the promotion of specific aspects of our national tradition and cultural vocation, and for training talents that can innovate the country’s artistic production.

[13]	More specifically, in Italy the Government funds about 50 per cent of the overall R&D spending, as against 30 per cent in the US and 10 per cent in Japan. In Italy, industry finances 43 per cent of R&D as against approximately 64 per cent in the US and 75 per cent in Japan (data mainly from OECD sources).

[14]	In Italy, out of 1,000 employees 2.9 are researchers, as against 6 in the European Union and 7 in OECD countries.

[15]	Of the overall R&D spending funded by Government (about 50 per cent of the total), the proportion funded by Universities is about 67 per cent (Survey on research and development in Italy in 2001-2005 by ISTAT, ‘La ricerca e sviluppo in Italia nel periodo 2001-5’).
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     New public and especially private investment is needed, as well as tax and regulatory measures to be defined in the future. The European context is potentially favourable: the launch of the VII Framework Programme calls for an improvement in the ability of Italian research institutions to draw on EU funds (Italy is a net contributor to the EU budget). Within the constraints of available fiscal resources, funds shall be allotted to major sectoral programmes on networks, human resources, industrial research and the agreements with Regional Authorities.
     In compliance with the VII Framework Programme, a plan for major national research centres of European stature will be designed to support the technological upgrading and updating of research and research training in our country. It is nonetheless necessary to ensure that business-research incentives are not given unconditionally, but made dependent on outcomes that can be ascertained so as to boost innovation.
     Moreover, within the limits of available funds, it is necessary to increase the resources to support the right to study, with grants, exemptions from taxes and social security contributions, student loans with income-contingent repayments and other concessions, as well as through the construction of new halls of residence. It is also important to facilitate the internationalisation of our universities, especially high-level music and arts schools, in accordance with the 1999 reform which has turned art and music schools into university-level institutions. This is a key area for the promotion of specific aspects of the country’s cultural tradition.
     Enhancing higher education and research and supporting its internationalisation, as for all other sectors of Public Administration, must be part of an action aimed at greater efficiency and cost-effectiveness. A proper policy aimed at revitalising higher education and research must therefore also be implemented through rigorous measures financed with funds freed up through ‘better spending’ practices.
     In sectors with a high rate of technological innovation, the Government intends to invest in measures that can help bridge the gap with the most dynamic economies, especially by promoting a higher rate of innovation in the economy and increasing the economy’s competitiveness and productivity, through support to research, development and the production activities of high-tech sectors and the adoption and use of digital technologies, especially in the aerospace, electronic and shipbuilding industries, also in connection with national security. Special attention must be paid to upgrading and enhancing the efficiency of the defence sector’s industrial and logistic support facilities.
V.11 INFRASTRUCTURE
     After increasing up until 2002, when it reached 4.5 per cent of GDP, capital spending has declined, going down to 4.1 per cent of GDP (net of revenues from UMTS licenses and divestments). In particular, after an average annual growth of 7 per cent between 2000 and 2004 (net of divestments) investment showed a trend reversal and its ratio to GDP went back to the 2000 figure.
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TABLE V.1: GOVERNMENT CAPTIAL EXPENDITURE (as a proportation of GDP)

	2000	2001	2002	2003	2004	2005	2006

Investment (net of divestments)	2.4	2.5	2.6	2.7	2.7	2.6	2.4
Contributions to investment	1.2	1.4	1.4	1.8	1.4	1.6	1.5
Other capital outlays (net of UMTS)*	0.2	0.4	0.5	0.1	0.1	0.2	0.2
Capital expenditure (net of UMTS and divestments)	3.8	4.3	4.5	4.5	4.2	4.3	4.1

*	As of 2001 data do not include contributions to the capital stock of Gruppo Ferrovie dello Stato booked as transfers to firms. The 2006 data do not include the following extraordinary operations: VAT refunds on company cars (15,982 million); writing off of Government receivables from TAV (12,950 million) and transfer of social security contributions receivables from agricultural workers (734 million) to the securization firm:
     Government capital spending is to a large extent decentralised; in particular, 60 per cent of investment is made by Local Authorities and 20 per cent by Regional Authorities. Spending by the various levels of government varies depending on the areas and sectors where action is taken. Local Authorities play a major role in the educational, industrial, tertiary and the integrated water-cycle sectors (see Figure V.1).
     Central Government invests primarily in R&D and transport.
     Regional Authorities, which also play an important role in planning, directly allocate a comparatively smaller proportion of funds to all the sectors shown in the table below, and a proportion of over 25 per cent of investment funds to the environmental protection and waste-management.
     Capital spending as a proportion of GDP is more or less the same as the European average in terms of volume, and the same is true of resources earmarked for public investment only (65 per cent of the total).
     However, Italy still has poor infrastructure in some areas causing bottlenecks and lower quality in the levels of some services, which adversely affects economic activities and hampers growth throughout the country. In the next few years, the need to increase capital endowment can be met through a higher output growth, by cutting spending on business incentives, improving the quality of existing investment programmes and cutting unit costs.
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     Investment requirements vary from sector to sector (economic, environmental protection, social and research infrastructure), and involve responsibilities at different levels of government, which must act in compliance with ever tougher social, economic and environmental regulations and the ever more stringent fiscal sustainability constraints.
     Coordination among all levels of government is a prerequisite for complying with constraints and for satisfactorily meeting the expectations of citizens and firms. Government will continue its effort to ensure that, in all the areas directly falling within its remit, investment programmes are adjusted so as to be clearly consistent with the established priorities, thereby ensuring actual cooperation among all levels of government.
     Specifically, the criteria used in the selection of major works must include an assessment of cost-effectiveness and lead-time, with a distinction between works already in progress, contracts that have only been awarded and those for which the tender process has yet to be completed. The adoption of these criteria will make the capital spending review more effective; this effectiveness will be further increased if combined with the right mix of private funds and possible price adjustments.
     A large part of overall capital spending goes to development programmes financed by additional national and EU funds16 (about 25 per cent overall, over 50 per cent of which in the South where it represents 50 per cent of total investment). In accordance with the 2007-2013 National Strategic Framework—recently approved by the Government—mainstream investment policies and the relevant regulatory framework

[16]	At December 2006, 66 per cent of 2000-2006 Structural Funds had been used and 63 per cent of funds for Objective 1 (roughly corresponding to Italy’s South).
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will be designed to ensure a more effective use of the opportunities afforded by these additional resources (see Chapter VIII).
     The progress report on the 1st Strategic Infrastructure Programme of the so-called Legge Obiettivo and the relevant financial requirements show that it is necessary to: (i) complete the works that have already been approved as well as those that have to be started or are in progress, addressing the financial and implementation problems identified during the monitoring of the above Programme; (ii) review the priorities for the country’s infrastructure development, by sharing ideas and cooperating with Regional and Local Authorities, before making further financial commitments on new projects.
     The ‘Priority Infrastructure’ Master Plan, developed after consultation with Regional and Local Authorities, identifies works in each Italian region that are considered essential. The above Master Plan identifies priority criteria that shall apply in the proposal for the infrastructure plan for the next few years: agreement among all levels of government (central, regional, local) on the scale of priority; consistency with the general plan for the development of the whole country; progress and overall sustainability of projects, as well as consistency between the selected works and the resources actually available and the timeframe envisaged for their use.
     The development of the ‘Priority Infrastructure’ Master Plan entailed an overall review of the First Strategic Infrastructure Plan, as envisaged in the Legge Obiettivo, and identified projects to be financed in the 2008-2011 period with the relevant resources, bearing in mind the progress made, economic and financial needs, and existing or possible co-financing through local or EU funds. The identified projects, requiring funds amounting to about €32,149 million, aim at reducing the quantitative and qualitative infrastructure gaps typical of the regions in the Centre and in the North, while strengthening the potential of the South.
     The above targets will be met by: (i) building the rail links for the development of the 5th Priority Axis and the Southern sections of the 1st Priority Axis; (ii) putting in place actions to implement the ‘Motorways of the Sea’; (iii) initiating works on a rail link with the Malpensa airport hub to strengthen the Tyrrhenian and Adriatic axis; (iv) upgrading roads running across the peninsula; (v) building works to relieve congestion in urban areas, including the Milan, Turin, Bologna, Rome and Naples underground systems.
     In the upgrade of the Salerno-Reggio Calabria Motorway, included in the Tyrrhenian axis, a specific objective of the action plan provides for complete financing of the upgrade and a commitment by ANAS (Italy’s National Road Board) to significantly reduce the lead time and costs of the sections still in the design stage. The Master Plan has been the basis on which choices have been made at the various sectoral planning levels, in particular for the development of the Road System Plan and the Contratto di Programma between the Government and Rete Ferroviaria Italiana (RFI) for the 2007-2011 period. As to the road network under a concession agreement with ANAS, subject to the provisions of the 2007 Budget and the available resources, ordinary funds for a total of €4,291 million will be made available for appropriations during the programme term, to be
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allotted to projects selected consistently with the Master Plan targets and which either complete or supplement existing infrastructure or works under construction.
     Again within the limits of available financial resources, the above Contratto di Programma with RFI envisages investments amounting to €22.165 million over the five-year period, to be allocated to extraordinary maintenance work on the network, infrastructural upgrading of works under construction and building of new works mainly in the South and along the Naples-Bari and Palermo-Messina routes.
     Service contracts with ANAS and RFI will be based on the principle of payment for services rendered, according to efficiency and cost-effectiveness criteria based on quality standards and market benchmarks already developed and adopted at European level.
     Special focus has been placed on the South: a share of at least 30 per cent of national resources has been allotted to the above-mentioned programmes to correct existing weaknesses and preventing future risks of marginalisation. With particular reference to funds for development policies, the 2007-2013 Quadro Strategico Nazionale (QSN) envisages both the Programma Operativo Nazionale Convergenza ‘Reti e mobilità’, for Campania, Calabria, Apulia, and Sicily and the Programma Nazionale Mezzogiorno ‘Reti e mobilità’, for all of the eight regions in the country’s South. Overall, through the two programmes and within the constraints of available financial resources, €6,777 million will be invested in upgrading and strengthening the infrastructure system in the South and on the islands (European Regional Development Fund, Underdevelopment Areas Fund and national co-financing).
     As to housing, it is necessary—within the limits of available financial resources—to develop a regulatory framework in coordination with the regional regulatory framework to launch strategic programmes, mainly aimed at boosting the housing supply, to be built not only with public funds, but also through public-private partnerships. This framework should also be able to meet needs by providing affordable housing and make available an overall amount of funds that can significantly boost the building industry and have a positive impact on the whole economy.
V.12 MOBILITY
     In order to review infrastructure network projects, assessment systems should be used to select priority projects, on the basis of a rigorous cost-benefit analysis in accordance with the assessment procedures required by the European Commission. Economic and financial assessment of investment, that takes environmental externalities into account, already is a prerequisite for obtaining EU contributions from the TEN-T budget and European Regional Development Funds.
     In this light and within the constraints of available financial resources, the Ministry of Transport will make proposals for the 2008 Budget, including regulatory and financial proposals, in order to launch priority policy actions in accordance with the Mobility
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Master Plan targets which are aimed at implementing a safe, effective and sustainable transport system by putting in place the following:
•	The Mediterranean Sea and the Motorways of the Sea. To ensure our country is part of a global economy, it is necessary to improve international links with Europe, the Mediterranean area and the rest of the world. As far as links with Europe are concerned, it is necessary to consolidate border crossing policies, through joint decision-making, with the countries concerned, on land transport. As to the Mediterranean, it is necessary to implement the proposals made during the Barcelona process and put in place the Sea Highways priority project for efficient transport to and from countries in North Africa, and those bordering the Black Sea and the Eastern Mediterranean Sea. Our overall policy is also aimed at supporting trade with Asian countries. In this connection, there is a need to define the roles and functions of ports in relation to airport hubs and gateways. The South must play a key role in defining gateways, considering that it has already shown some of its dynamism, but has not yet revealed its full potential.

•	Intermodality Our target is to integrate and combine different transport modes and different services within the same mode, to optimise the potential use of each mode. Within the limits of available financial resources, a twofold action will be undertaken to support service companies for the rail and sea transport modes (Intermodality support fund—through re-financing of programmes envisaged by Law 166/2002—full implementation of the law on the so-called green bonus for the Motorways of the Sea) and the development of an interport system to serve industrial districts and logistics chains for the transportation of goods from production sites to markets. Forecasts of mobility in the alpine region confirm a high degree of saturation of mountain crossings requiring twofold strategic action: (i) in the short/medium term shifting of freight services from road haulage to a different transport mode (with priority given to hazardous materials); (ii) moving traffic from road to rail along the Modane route of the historic Turin-Lyons line, suitably upgraded along the Italian stretch to become operational in 2008; (iii) shift from road haulage to maritime transport services of the Motorway of the Sea of the Tyrrhenian shores of Spain, France and Italy; (iv) in the long-term, construction of the new AV/AC Lyons-Turin rail link and integration of the Lyons - Turin- Milan- Venice- Triest PP1 route with the system of ports along the Ligurian shore (Genoa, Savona, La Spezia) and development of intermodal centres (a port on the Ligurian shore) in Piedmont (Orbassano, Alessandria and Novata). Strong traffic congestion in the Strait of Messina requires actions to ensure safety and upgrade the capacity of mooring facilities and fleets, so as to improve the quality of services and intermodality. In order to relieve congestion it is necessary to build new berthing facilities, provide equipment to terminals and build new ferry fleets and IT systems.

•	Policies to support Italian ports. Improving the efficiency and competitiveness of Italian ports can be achieved through comprehensive action plans envisaging a system of ports connected via rail links to the major national and Trans-European networks. It would therefore be advisable to
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undertake the following strategic initiatives: (i) develop maritime intermodal systems linked to the Motorways of the Sea through integrated logistics platforms to be built within the port facilities and linked with interconnecting railway lines; (ii) further develop the major transhipment ports, by increasing their handling capacity and their links in major terminals and providing logistics platforms and duty-free areas for the large flows of containers coming from the Far East and from countries beyond Suez. Significantly boosting the competitiveness of Italian ports also means making port authorities financially independent, a process started with last year’s Budget and which must be further strengthened and based on the principle of accountability. In addition to mere freight transport, the port logistics platform must also allow partial ‘processing’ of goods so as to provide added value.

•	Sustainable transport. In accordance with EU policies, our target is to develop action to reduce the environmental, economic and social impact of the country’s transport system. More specifically the main concerns are: (i) reliability of services and rights of passengers; (ii) increasing energy efficiency and the use of green fuels; (iii) reducing environmental pollution resulting from the transport system, with special focus on air quality in metropolitan areas.

•	Quality services for commuters. In order to meet the increasing mobility needs of commuters who study and work in areas often far away from home as a result of ever increasing urban sprawl, it is necessary to strengthen public and private transport, while at the same time promoting measures discouraging the use of private cars, so as to partially shift transport demand from private to public transportation. It is necessary to improve the quality and efficiency of mass transit services, by deploying qualified human resources, investment, capital equipment and railway and underground systems. This would ensure continuity with efforts already underway—nonetheless consistent with the available resources—which are aimed at establishing an Investment Fund to purchase trains, underground trains, trams, trolleybuses and cleaner buses as well as rolling stock, so as to increase the provision of local and metropolitan transport services[17];

•	Airline services and tourism. The strong growth in air traffic requires a planning policy for the domestic airport network consistent with the deregulation process and the need to improve the quality of services. While ensuring that airlines operating in Italy fully comply with safety regulations, the Government has issued a Policy Paper aimed at laying down definite rules for carriers as well as definite criteria for a suitable pricing policy for baggage handling and other airport services;

•	Safety and security. Safety must mean prevention of accidents in the movement of people and goods resulting in reduced costs for the whole community, and security means protection against criminal acts. For the first time both aspects are viewed not just as a cost, but as an opportunity for technological, industrial and economic growth. Actions to improve road security must be as effective as possible by implementing the following three

[17]	Law No. 211/92.
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priorities: (i) fostering a new road safety culture among citizens; (ii) strengthening prevention, control, deterrence and law-enforcement measures, also through the use of new technology; (iii) increasing the ability of all levels of government — central, regional, provincial and municipal—to enforce road safety. For the Capitanerie di Porto and Guardia Costiera (Harbour Police and Coast Guard) ensuring safety and security at sea is an area needing suitable recasting of roles and functions in view of the tasks they are called upon to carry out.

•	Innovation and training. Innovation and training are a prerequisite for the country’s structural growth in all fields related to mobility. Therefore, they must be supported by a technological innovation programme, aimed at developing ICT technologies, so as to optimise the performance of means and services safely and in an environment-friendly way. Mobility education should be included as a subject in the curricula of mandatory schooling.
V.13 TELECOMMUNICATIONS NETWORKS AND DIGITALIZATION
     Internet infrastructure is a prerequisite for the country’s modernisation process. There is undoubtedly a close correlation between the development of telecommunications, the whole ICT sector and economic growth.
     At the end of September 2006, there were over 8 million broadband subscriptions in Italy: the market generated by broad-band is estimated at €2.6 billion. Italy’s performance is similar to that of other major European countries in terms of annual growth, whereas the penetration level in terms of access per 100 inhabitants is low (14 as against the top level of 29 in the Netherlands and 19 in the UK).
     The start of a new major development phase requires addressing the structural constraints hampering broadband penetration. In the last few years there have been several Government initiatives for the development of digital networks both at central and local level; however, these have been put in place in an unplanned and uncoordinated fashion.
     There are about 7 million people who are still on the wrong side of the ‘digital divide’. This is a problem affecting all Italian regions, even though situations vary greatly: In some cases the seriousness of the situation is also compounded by the fact that those who are on the wrong side of the digital divide live in small municipalities or deprived areas.
     In these areas, where the market is unable to provide digital services, the Government should undertake a major effort to provide the necessary infrastructure using the tools at its disposal, coordinating initiatives with Regional and Local Authorities, also taking into account new wireless technology. Our aim in this term is to make Internet access universally available.
     For 2008 the resources earmarked under CIPE’s deliberations (CIPE— Interministerial Committee on Economic Planning) concerning the allocation of sums
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drawn from the Fund for Underdeveloped Areas and the allocations envisaged in the Budget amount to about 125 million and 60 million for 2009.
     A further major objective to be pursued to encourage widespread adoption and use of broadband is upgrading the telecommunications network. Building Next Generation Networks (NGN) first of all requires a clear regulatory framework (rules governing the access network and for repaying private investment). This regulatory framework will make it possible to build NGNs more rapidly, especially in the least developed areas of the country, also with EU funds.
     Despite the initiatives of the last few years, the shift to digital technology in the field of ICT still seems to be difficult to achieve and therefore requires an investment effort, within the constraints of available fiscal resources. This would allow the whole Italian population to have access to television in the new digital format, with simultaneous analogue and digital delivery so as to comply with the deadlines set by the EU for the final shift to digital delivery.
     Therefore, in the next four years the Government hopes to speed up the adoption and use of digital technology nationwide, without discriminating against any broadcasting technology, thereby complying with the ‘principle of technological neutrality’ stated by the European Commission.
     Within the limits of available resources, the most important action will be to support new investment in digital infrastructure and services by the public concessionary company, both in terms of network development and design of a new schedule, offering new programmes. This project will of course be part of a multi-year programme, in compliance with the European deadline for the final shift to the digital system scheduled for 2012.
     Again within the constraints of available resources, in order to spread the use of digital technology nationwide, these actions will be accompanied by other programmes, such as: (i) incentives for the provision of socially useful interactive services nationwide; (ii) incentives to providers of high digital value content; (iii) assessment and monitoring of hardware upgrading; public information campaigns; granting of one-off benefits to economically and/or socially disadvantaged families to allow them to purchase a digital terrestrial or digital cable or satellite TV set.
     These initiatives will also be supported by efforts aimed at bridging the digital divide, especially in more marginal areas of the country, with provision of technologically advanced public services to simplify the relationship between citizens and Government, also through new procedures to forward and certify information. All this can be done by upgrading the physical and technological infrastructure of the national postal network with its 14,000 offices, that will be technologically upgraded to ensure people’s access to innovative services and solutions having a strong positive impact on citizens and businesses.
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V.14    INNOVATION AND COMPETITIVENESS
     The Government will continue its effort to boost the economy’s competitiveness, already set out in the Government bill ‘Actions for industrial innovations’ (the so-called Industry 2015), approved by the Cabinet at its meeting of 22 September 2006, whose main points have already been foreshadowed in Law No. 296 of 27 December 2006 (Budget for the year 2007), while at the same time designing the strategies of the 2007-2013 Community Strategic Guidelines.
     The Government intends to implement industrial policy actions aimed at supporting the development of Italy’s economy, focusing on targets and issues with a high technological content and fostering a culture based on innovation and research. Hence, the State aid regime as a whole must be reformed with these objectives in mind, redesigning its organization and implementation practices, with an approach aimed at streamlining and mainly using flexible tools in a context based on integrated cooperation with the Regional Authorities.
     Here the new system of actions will aim at achieving specific goals, consistent with the industrial policy choices that focus on:
•	Increasing the technological level of industrial investment, boosting and supporting a higher rate of research and innovation in the production sectors Italy is specialised in.

•	Supporting both productive investment and R&D spending by means of suitable automatic mechanisms.

•	Enhancing the quality of the industrial districts system and of local production systems.

•	Supporting the financial growth and development of the most dynamic firms, with special focus on SMEs operating in the South, facilitating their access to credit and capital markets.

•	Implementing an effective policy to attract investment.

•	Promoting the growth and supporting the development of new firms in non traditional sectors.
     Consistently with this approach, the Government’s action to support competitiveness will be based on two main points:
•	Strengthening automatic tax mechanisms aimed at ensuring stable and across-the-board aid to firms, with particular reference to aid for mainstream investment programmes in deprived areas and aid for research, technological development and innovation activities (nationwide). These mechanisms will have to be extended to include start-ups, by identifying the tax measures that can facilitate young innovative firms’ access to venture capital.

•	Implementation of the industrial innovation projects, already envisaged in the 2007 Budget, that are aimed at supporting the development and adoption of Italian technology in major key sectors for the development of advanced countries. This strategy will have to be linked up with the major technological innovation strands, defined by the European Commission, also with a view to help our economy benefit from EU research and innovation funds.
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     Finally, special focus will be placed on the clean-up of industrial sites, with a view to ensuring land protection and the development of production activities. In this perspective, we will address issues relating to the launch of major infrastructure projects to protect the environment, to be financed also with public funds, located in strategically important areas for industrial development.
V.15 INTERNATIONALIZATION OF ITALY’S EXPORTING FIRMS
     The growth rate of international trade (9.2 per cent in 2006) has largely exceeded that of worldwide GDP (5.4 per cent in 2006) for the third consecutive year, which confirms the importance of trade as a driver of economic development. As shown in paragraph III.1, the contribution of net exports to Italy’s economic growth proved to be significant also in the first quarter of last year.
     This increased export propensity must be encouraged and further developed. Italy can and must strengthen its presence in international markets, not only with a view to further increasing its growth rate, but also to support the implementation of structural reforms. It is an important objective for economic policy, given that Italy combines a strong export propensity with an economy made up of small- and medium-sized enterprises that often are not self-sufficient in their approach to the global market. The need to further develop the internationalisation rate of the economy, especially of smaller firms, is a key priority for Italy.
     This year the Ministry of International Trade has designed a policy aimed at supporting the internationalisation of small- and medium-sized firms while at the same time promoting typical Italian products. This policy has already had a major impact on the system: from refocusing the foreign network of ICE (Institute for Foreign Trade) on new or emerging markets, by opening new offices or enlarging new ones in China, India, Russia, Brazil, the US, the Gulf countries and the Caucasus, to the start of the so-called ‘anti-counterfeiting desks’ abroad; from ever greater coordination with the Regional and Local Authorities and more generally all the authorities dealing with internationalisation, to the protection of our trade interests at European level, including the adoption of strong actions, where necessary, to protect our exports.
     In the time that has elapsed since the last Economic and Financial Planning Document the results have been good also in terms of figures: whether in terms of the number of firms participating in missions (over 2,000), or the established business-to-business contacts (about 10,000) or especially growth in exports to countries where economic missions have been carried out—higher on average compared with that of other EU countries (for example, a few percentage points higher as far as China is concerned; nearly double to the so-called neighbourhood area; more than double to India and five times higher to the Gulf).
     As of 2007 and as a result of consultations with stakeholders, Italy’s promotional strategy will be based on three-year guidelines (the first three-year period is 2008-2010), so as to ensure greater continuity and ability to plan in internationalisation actions. The guidelines are based on:
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•	Established geographic priorities: here the novelty is the identification, on a yearly basis, of Focus Countries representing future markets.

•	Strategic promotion also at sectoral level—safeguarding the so-called four ‘As’ of products made in Italy (Automazione, Agroalimentare, Abbigliamento, Arredamento: automation, agro-food, clothing and furniture), but also relying on more innovative sectors.

•	The belief that leveraging internationalisation may favour the growth in size of SMEs—hence the opportunity for projects aiming at clustering by district or sub-sector.

•	Promotional actions jointly developed by Government and Regional Authorities—so as to maximise impact on foreign markets.
     In July the Ministry of International Trade will draw up, at the same time as the drafting of this Economic and Financial Planning document, a Policy paper for SIMEST to provide further guidance to financial support activities in the internationalisation action, which are sometimes crucial in providing assistance to SMEs in international markets. The same approach shall be followed to review, streamline or, where necessary, strengthen financial concessions granted by the Ministry of International Trade, thereby removing the barriers that still prevent firms from using them more often. The aim is simplification, ensuring an ever greater effectiveness of these tools, also by exploiting the opportunities afforded by the new Community Support Framework.
     Action to promote trade should also use the financial, organisational and human resources needed to adjust to rapidly changing world scenarios and to rise up to the potential challenge posed to typical Italian products by international competitors who have access to greater financial and human resources. Within the limits of available economic and financial resources, it is nonetheless necessary to significantly increase the funds available for these economic policy actions. In this connection and with a view to creating a new generation of experts of internationalisation policies, who can support Italy’s economy in its renewed effort to open up to world markets, we hope to launch a far-reaching programme to train human resources able to rise to the challenges facing Italy as a result of globalisation and the ongoing international geo-economic changes.
V.16 TOURISM
     Tourism has received a major boost since this Government took office. In the past, Government agencies have shown little interest in this sector nor has there been much cooperation with the Regional Authorities: these two factors, combined with a weak economic cycle, have made Italy less competitive at international level.
     The recovery of tourism has been accompanied by a significant improvement of relations between Central Government and the relevant Local Authorities, each acting in their specific responsibilities, in compliance with the Constitution and the case-law of the Constitutional Court.
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     The 2007-2011 Economic and Financial Planning Document and the 2007 Budget have adjusted the Government’s strategic approach to tourism policy, which now aims at gaining a new competitive edge as the key driver of the country’s economy.
     The Government intends to pursue the following objectives:
•	Define suitable production strategies shifting public resources to improving supply, especially to provide good value for money, and promoting projects leading to firms’ clustering and networking.

•	Develop an effective and unitary policy to promote Italy’s tourism in world markets.

•	Strengthening local tourism, also by improving the ability to respond to a highly seasonal demand.
     The financial resources that can be earmarked for achieving these objectives are the engine driving tourism and attracting international tourists back to Italy. This will have positive effects on other industries as well, as the tourism industry cuts across all sectors of the economy.
     It is necessary to recast the role and structures of the Government agencies that are involved in the tourist sector. Our aim here is to ensure better dovetailing of government action with market needs so that Italy’s tourism industry can find the place it deserves in the world.
V.17 CULTURE
     The Government is committed to enhancing cultural activities and the cultural heritage. Within the limits of available resources, the Government intends to adjust the funds available for cultural policies proportionally to the budget (currently equal to 0.26 per cent) to bring them more in line with the key target of 1 per cent.
     A progressive adjustment to the target will ensure the presence of human resources with the technical and professional skills needed to ensure effective and efficient government action in protecting, preserving and enhancing the cultural heritage.
     The Government also confirms its commitment to bring the resources of the Fondo Unico dello Spettacolo (Single Entertainment Fund) back to and above the 2001 levels by 2009.
     With a view to improving the quality and the ability to spend, targeted programmes will focus on:
•	The film industry, through tax incentives for investment in this sector, subject to financial constraints, aimed at attracting foreign high-level producers to Italy and providing a competitive network of cinemas, especially for young authors and auteur films.

•	Live performances, through an increase in the resources to be allotted to co-funding of joint Central and Local Authorities projects, and development of
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new rules to strengthen public policies. Special focus will be placed on policies to promote our products abroad.

•	Museums and other institutions of the Ministry, by identifying new organisational and operational practices to promote understanding of the cultural heritage and ensure better conditions for enjoying cultural assets, bearing in mind that Law 4/1993 has exhausted some of its original thrust.

•	Books and reading, envisaging the financial and economic independence of structures traditionally involved in promotional activities. As to libraries and archives, the main objective will be to increase the number of public and private entities and individuals interested in their activities.

•	Art works, by triggering virtuous circles of automatic incentives for the purchase and sale of modern art works as well as for donations to museums, similarly to what was done with the funds allotted in the 2007 Budget to the completion of the National Museum of Arts of the XXI century (MAXXI).
V.18 AGRO-FOOD SECTOR AND FISHING
     The 2007 Budget establishes a comprehensive framework of action to boost the economic development of this sector. The agro-food business has consolidated the widespread and systematic use of sustainable development practices that have become ever more necessary to effectively meet consumers’ demand for safe, quality food as well as the challenges of climate change and the new energy scenarios. Despite difficulties in the domestic market, the industry is faring well in international markets. Italian agro-food exports have grown for a number of years and at a much faster pace in 2006-2007.
     In order to support this trend, effective responses and targeted actions are needed, such as:
•	Promotion of the quality of products and production techniques, in terms of food-territory links (between the characteristics of certain products and their geographical origin) and in terms of organisational skills and market penetration.

•	Development of direct promotion tools and services in a perspective encompassing the whole economy, and through tools that can promote outward-looking business investment (including mergers and acquisitions abroad).

•	Action on infrastructure and introduction of innovative systems for sustainable development in farms, agro-food cooperatives and associations, such as efficient use of water and energy already introduced in the last few years.
     In order to promote the competitiveness of farming, fishing and the agro-food industry it is important to ensure: (i) stable taxation; (ii) the promotion of clustering and growth of firm size; (iii) the promotion of transparent and efficient relationships with retailing; (iv) a more widespread and systematic use of new financial instruments in
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VI. POLICIES FOR SOCIAL JUSTICE
VI. 1 SOCIAL JUSTICE
     Italy’s social plight situation is well known and has already been described in the Government’s agenda and the latest Economic and Financial Planning Document: it has a poverty rate higher than the European average and overall investment in welfare policies below the European average; non self-sufficient people are often totally dependent on their families, young people have no economic independence and the housing situation is critical, which is a further cause of exclusion and impoverishment.
     Against this backdrop, the 2007 Budget and the other measures adopted by the Government have been the first step in a trend reversal towards bringing our welfare state into line with those of the most advanced EU countries. It is necessary to strengthen our welfare state network, even though it presently allows the fruitful interaction of several players.
     Within the constraints of available financial resources, the Government intends to build upon these past efforts and take action on a number of more critical issues:
•	Implementation of income-support and poverty-reduction policies, mainly consisting in the increase of and universal access to child benefits; tax incentives that can favour those who do not earn enough to be entitled to benefits, by reintroducing Supplementary Benefits for poor families.

•	Increase in child-care services, especially nurseries;

•	Redefinition, on the basis of the revised constitutional provisions, of the professional skills of social-care workers (to include also what are presently called ‘carers’), and the Charter of Services[1].

•	Establishment of minimum service levels, starting from those for non self-sufficient people, to be provided on a standard basis nationwide in the form of individual entitlements that can be claimed immediately, subject to a sliding scale according to salary.

•	Establishment of a Welfare Services Information System[2].

•	Implementation of a three-year housing plan.

•	Strengthening of a three-year action plan on drug-abuse, to be implemented in cooperation with Regional authorities and in line with the National Action Plan on drug-abuse envisaged by the European Union[3];

•	Development of policies on the rights and opportunities of children and adolescents[4];

•	Promotion of social inclusion policies for immigrants.
     The development of these programmes is the basis underpinning truly universal welfare policies, which ensures that all citizens, regardless of birthplace, economic and

[1]	Law No. 328/2000.

[2]	Law No. 328/2000.

[3]	Law No. 45/1999.

[4]	Law No. 285/1997.
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social status, enjoy the fundamental rights that are the core of democratic legitimization. Furthermore, in a country of ‘structural immigration’ such as Italy, it is particularly important to extend benefits to all, including migrants.
     Implementing these policies requires a strong synergy among all players (with particular reference to the social networking of voluntary workers), an active and fruitful partnership among Central Government, Regional, Provincial and Municipal Authorities, each within their remit pursuant to Title V of the Constitution, and last but not least, the actual implementation of the guidance and monitoring functions typical of Government through the Open method of coordination adopted at EU level.
     The heavier burdens resulting from these Government processes may be partially offset by the savings achieved through an effective and preventive action of social inclusion and increased efficiency, obtained through citizens’ oversight envisaged in the above Charter of services, increasing the opportunities for democratic participation in public administration, and with sound management practices.
     In addition to their inherent constitutional value, effective social policies that promote social justice and inclusion have an immediate impact on social and economic development. They reduce the costs of unsystematic, emergency or belated action, increase the employability of the weak brackets in the labour market (especially women), prevent investment in education and educational assets from being mere hand-outs, and build the overall social security system that is a prerequisite for the development of creativity and active participation in economic activity.
VI.2 TAX POLICY BETWEEN GROWTH AND SOCIAL JUSTICE
     The Government has been engaged in an effort to combat tax evasion, which already showed some results in 2006 with a strong increase in tax revenues. About a third of revenues come from an improvement in taxpayers’ voluntary reporting compliance. In several sectors the growth in tax revenues has exceeded the growth in taxable income, with spontaneous reporting of higher income, for example, in the construction industry and retailing. The Government’s strong effort in this area may be seen in the decision to no longer grant tax amnesties and in a series of specific measures against tax evasion. Robust growth in tax revenues has continued in the early months of 2007, which confirms the fact that a great deal of taxable income, that previously went unreported to the tax authorities, continues to surface.
     Tax evasion in Italy still accounts for roughly 25-30 per cent of estimated taxable value added, a level which is higher than that of most European countries and advanced economies. Hence, the fight against tax evasion will continue to be one of the key priorities of the Government’s tax policy in the next few years.
     By steadily reducing tax evasion the Government will be able to implement its tax policy priorities more efficiently: reducing the burden of taxation and relieving low- and medium-income households and large families; increasing the competitiveness of firms
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and boosting economic development; simplifying compliance and reducing costs for taxpayers, strengthening fiscal federalism.
     Within the limits of available resources, the Government’s strategy will hinge on the following actions:
•	Income support for citizens and families. The 2007 Budget introduces a series of family-friendly actions[5] and reduces the burden of taxation on individuals, even though to a small extent Building upon these reforms, and in a system of individual taxation, it is necessary to adjust taxes and deductions so as to reduce the burden of taxation on personal income, support lower incomes, give more support to medium incomes and, as far as possible, extend benefits to medium- and high-income brackets. As far as families are concerned, the starting point will be combining monthly rebates for those whose income did not entitle them to child benefits with a further increase in family allowances; the aim here is to combine child benefits and family allowances into one income-support mechanism for families with children under age, according to the programmes set out in VI.3. This new mechanism will be tantamount to reducing the net tax burden on medium-income families and will introduce a form of negative tax in favour of low-income families and individuals, similarly to what already happens in other European countries, whereby these families’ disposable income will exceed their taxable income.

•	Lower property taxes. The way in which the housing and rent market works is still one of our main concerns, especially because of its impact on young people. As of 2008 and within the limits of available resources, the Government intends to reduce taxation on first homes (Imposta Comunale Immobili, ICI-local property tax) also in observance of the principle of the social right to housing. The tax system may help boost the development of a functional market, by reforming taxation on first homes and the tax burden on main residences. At present, the existing housing tax (ICI) deductions on first homes cause strong imbalances between homes in small municipalities, big cities and metropolitan areas. In small municipalities (with less than 5,000 inhabitants), the existing deduction results in exemption for almost 40 per cent of home owners, in big cities with over 500,000 inhabitants, only 8 per cent of home owners are exempt. A reform of deductions is needed to reduce taxation and favour a more even distribution of the tax burden. It is nonetheless necessary to protect the income of those who do not own their home but rent one, by envisaging a system of deductions based on geographical areas in line with the changes that will be adopted for ICI. In this connection, it is also necessary to consider a review of income from leased property as part of the more extensive implementation of delegated powers in the reform of capital income taxation.

[5]	Government action included the joint reform of family allowances, basing entitlements on income and extending them to include previously excluded income brackets, as well as personal income tax deductions for dependent persons so as to reinstate the progression principle.
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•	Reform of corporate income tax (IRES). Industry is the core of growth and is under growing competitive pressure in an ever more globalised world. In such a world a fair and balanced corporate income tax is a key tool to support the competitiveness of the Italian economy. Bringing our country into line with a tendency that has already been adopted in other countries, it is necessary to reduce corporate taxation and enlarge the taxable base, as well as implement a series of reform proposals developed by the Ministry’s Expert Committee (The Biasco Committee). A review of income-tax self-assessment for self-employed people and the taxation of SMEs is also important for the development and fairness of our taxation system. On this specific issue, the Government believes it is important to pursue concerted action in order to achieve shared objectives. Here priority should be given to identifying marginal firms, whose taxation should be reduced to a minimum, also by envisaging a simplified lump-sum taxation option. More generally, it will be necessary to encourage smooth relations and mutual respect between these taxpayers and the tax authorities;

•	Providing incentives for mergers and acquisitions and investment in research. Italy’s economy, with its multitude of small and very small firms, is finding it increasingly difficult to compete in globalised markets, where company size and the ability to innovate are the cornerstones of competition. In order to strengthen the structure of businesses, delegated powers will have to be implemented within the deregulation process, so as to encourage companies to go public and venture capital to open up to private equity, also by envisaging possible tax relief options.
     As to streamlining the tax system, the cost of compliance with tax regulations is a drain on the economy and society as a whole and must be reduced. These compliance costs are particularly regressive and therefore place a relatively heavier burden on SMEs. Hence, simplifying compliance for SMEs and reducing costs for taxpayers are among the key factors of a just and fair taxation system. It is necessary to improve the efficiency of the financial administration, speed up rebate procedures and implement delegated powers in tax collection and assessment to launch a reform process of tax litigation.
     Finally, implementing fiscal federalism pursuant to Article 119 of the Constitution requires a radical overhaul of the system through which local authorities are financed, allowing local authorities to have significant powers to raise their own taxes while, at the same time, providing decentralised tax authorities with a good measure of taxation equalisation among different areas. After years of ad-hoc action plans, the 2007 Budget reintroduces the tax decentralisation process; however, there are still several important issues to be addressed, including: (i) funding investment; (ii) keeping local authorities’ spending under control; (iii) introducing hard budget constraints (deficit rules instead of spending ceilings) for Regional Authorities. The reform process of local public finance requires a review of the Internal Stability Pact with local authorities and a new funding system. In this new system, regional and local taxes and a share of national tax revenues will be the main source of funding for local authority functions, while local authority tax revenues will allow flexibility in the reallocation of funding, and the system of equalisation
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transfers will ensure financing of minimum service levels. Furthermore, additional transfers aimed at meeting special needs will have to be envisaged.
VI.3 FAMILY ACTION PLAN
     The National Family Conference has increased the awareness that families are an asset for Italy and major players in the economic and social development of the country. Also the European Council, on May 30 last, agreed on the establishment of a European Alliance for Families to improve growth and social cohesion in the European Union.
     To pursue these objectives it is necessary to shed the welfare logic that has inspired family policies thus far. New work organisation practices and demographic imbalances have highlighted the shortcomings of our welfare state, where allowing families to act as a substitute for welfare may further increase inactivity and imbalances among different areas.
     It is necessary to develop new social policies that can identify and reconcile the rights and needs of families with those of individuals, also to achieve the quintessential political goals enshrined in the Constitution.
     The Government intends to promote the social citizenship of families by redesigning the National Family Action Plan together with Regional and Local Authorities and Parliament, as well as with social actors and associations and voluntary organisations working for the welfare of families.
     Within the limits of available resources, the Government intends to put in place a project based on a number of priorities: (i) remove barriers (job insecurity, difficulty in finding a home) hampering the independence of young people and preventing them from starting a family; (ii) develop a policy to support families with children to allow a greater presence of women in the labour market; (iii) improve the network of child-care services and family services, including those for non self-sufficient elderly people.
     In terms of economic action, within the limits of available financial resources, it is necessary to develop the policies started with last year’s Budget by: (i) providing income support for poorer families; (ii) making access to services easier for large families also through the review of a means-testing mechanism known as ISEE (Indicatore di Situazione Economica Equivalente); (iii) reconciling work with family, by providing new nurseries. In addition, within the limits of available resources, the Government intends to reduce taxation on first homes starting from 2008 (ICI, see Section VI..2), also in observance of the principle of the social right to housing.
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     The 2007 Budget has introduced significant changes to support families, set out in Section VL.2, and as fiscal adjustment frees up the necessary resources, the Government intends to take further steps towards income support to provide assistance to all families, with special focus on low- and medium-income households as well as large families.
     Within the limits of available resources, our aim is to design one benefit to support families with children under age, by combining personal income tax deductions and child benefits into a veritable endowment for children, regardless of their parents’ employment status.
     The provision will translate into an actual allowance, reducing the net tax burden on families and increasing their disposable income which, for low-income families, is tantamount to a negative tax (overall disposable income including the allowance will be higher than taxable income).
     Bearing in mind the findings of the National Family Conference and within the constraints of available resources, the Government intends to make further efforts to provide new social and educational childcare services (in compliance with the Lisbon target of a rate of coverage of at least 30 per cent of population aged between 0 and 3 by 2010), by providing new nurseries and supporting parenthood and social inclusion, as well as correcting existing imbalances among different geographical areas.
     Plans for the construction and operation of new facilities will also include opportunities for initiatives by the third sector and private entities operating in the social-care sector under a special-agreement regime, building upon the experience gained from the study of ‘best practices’ through a rigorous system of regulation, accreditation and quality assessment
     Strengthening policies to reconcile family and work will also include parental leave, through a possible reform of Law No. 53 of 2000 following consultations with social partners.
     The cornerstone of this whole strategy is helping parents meet the costs of bringing up and educating their offspring, so as to give equal opportunities to all children.
     Furthermore, it is also important to update regulations on the protection of children: (i) restore the proactive role of the International Adoption Commission, based on the new regulation; (ii) strengthen the preventive action of the Observatory for the fight against paedophilia and child pornography; (iii) ensuring that the National Family Observatory is fully operational; (iv) setting up special task forces in the administration of justice. One should also consider the possibility of turning family planning centres into centres for family social integration and health.
     It is also necessary to raise people’s awareness of the professional skills of carers, matching demand with supply, and more generally, to emphasise the value of care as part of family responsibilities, bearing in mind that care for non self-sufficient people is a priority of the Government’s social policy.
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VI. 4 EQUAL OPPORTUNITIES ACTION PLAN
     In order to promote Italy’s balanced and lasting growth and boost its competitiveness, the Government shall continue to pursue its action on equal opportunities and citizenship rights. As stated by the EU institutions, the promotion, protection and extension of human rights are the cornerstone of any citizenship and security policy. Hence the Government will continue the programmes envisaged in the last Economic and Financial Planning Document and Budget, gradually bringing them into line with the directives issued during the European Year on Equal Opportunities for All.
     Bearing in mind financial constraints, the Government intends to establish a Fund to finance three main action plans:
     1) An action plan to promote and protect human rights, including specific programmes on women’s safety, harassment and violence against women, as well as sexual orientation. In Italy women aged between 15 and 55 die more as a result of violence than disease or accident. 6 million women, over 30 per cent of those aged between 16 and 70, have suffered harassment or physical or sexual assault.
     Within the limits of available resources, the Government intends to extend the role of the National Family Observatory, to include the monitoring of acts of oppression or violence related to the new forms of fundamentalism, in close cooperation with the Government-Regions Conference as well as centres, associations and other entities concerned. With a view to ensuring that any violence suffered is reported, it is necessary to advertise the 1522 helpline, through public education and awareness campaigns.
     2) An action plan against all forms of discrimination based on gender, age, ethnicity, religion, culture, sexual orientation and disability as envisaged in the relevant European Directives and the delegated powers to the Minister of Equal Rights and Opportunities. In this framework and as part of human rights protection, the several activities of programmes for the protection and rehabilitation of victims of trafficking will be strengthened, including: establishing an observatory on trafficking in human beings, supporting the helpline 800290290, strengthening the existing tools and bodies, including the Human Rights Council, and promoting intercultural dialogue. In addition, plans to prevent and combat female genital mutilation will be supported.
     3) An extraordinary plan for women’s employment and access to career and business opportunities. There will be no economic growth or rise in birth rates unless women’s employment increases. Italy ranks lowest in Europe in the number of female employees, with a female employment rate of about 60 per cent in the North and roughly 30 per cent in the South. Consistently with last year’s Budget a programme should be launched to: favour the increase of female employment, especially in the South; recognise the right to maternity of women who do not work on a permanent basis; promote women’s entrepreneurship. Further action will be taken to promote the adoption and use of legal employment contracts and to recognise carers’ skills, starting from the care work provided by migrant women.
     Policies of life-long learning should also be pursued so as to increase the employability of women belonging to special risk groups, namely migrant women and women who are no longer employed.
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     A long-overdue investment is necessary in the independence, skills and talents of women so as to reduce the barriers that still prevent women from having access to all areas and sectors of society.
     In addition and also with a view to supporting regulatory action, the Government is committed to the development of a national plan of public education campaigns to foster respect for the dignity of the individual, emphasise the value of cultural differences and extend civil rights to all.
VI. 5 YOUTH POLICIES
     In order to make Italy more competitive it is necessary to invest in the country’s youth. The National Youth Plan (Piano Nazionale Giovani), developed after long consultations with representatives from Youth Organisations and other youth associations, shows that the promotion of the right of young people to cultural and vocational education as well as a more widespread and systematic adoption of the principles of accountability and active citizenship are high on the Government’s agenda. Government action must be further developed in coordination with initiatives undertaken by the relevant Ministries.
     As was done last year, the resources of the National Fund for Youth Policies, will be targeted even more to action aimed at removing the multiple barriers to access that still prevent the implementation of the rights of young generations: from the right to housing and employment to education and culture, as well as access to credit and mobility.
     The Programme Agreements (Accordi di Programma) that have and are still being developed with Regional Authorities, as well as the agreements with local authorities, provide a framework within an institutional partnership that mutually enhances their autonomy, with a view to implementing local policies that effectively meet young people’s strong demand for participation and cater to their desire to be at the forefront of society.
     Public policies will increasingly have to consider young people as a valuable asset and offer more opportunities and acknowledge the talent, merit, creativity and strength of young generations so as to make them the driving force of change in this country. It is necessary to develop their full potential to make the country more dynamic and competitive. The whole of Government action must be predicated on this belief which must pervade all major fiscal reform.
     Within the limits of available financial resources, the Government intends to carry on the development of comprehensive action cutting across all sectors and aiming at: facilitating young people’s access to employment, shoring up insecure jobs; developing and enhancing education and skills; favouring their access to housing with special focus on young low-income workers and out-of-town students; promoting creativity and fostering commendable cultural consumption; favouring and extending participation in public life and representation and bridging the digital divide.
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     More generally, tax policy must contribute to a fairer relationship among generations, by reducing the size of public debt and the debt-service burden shouldered by young people and future generations, which detract from social balance and solidarity. In the face of population ageing—which appears to be more marked in Italy compared to other industrialised countries—it is necessary to restore stable and lasting conditions for a more balanced deal within the family and society. Ensuring a rapid return to a substantial primary surplus and a downward trend in public debt as well as boosting economic growth are the priorities of the Government’s economic and social policy.
     Within the limits of available financial resources, a more widespread practice of sports and physical exercise at all levels should be promoted, as a major factor of social integration and inclusion, for mental and physical well-being, for the quality of life of citizens, especially young people. In primary and secondary schools physical exercise must be encouraged, also through the policy, which is already being implemented, of upgrading sports facilities. More generally, within the limits of fiscal constraints, a new policy on sports facilities must be developed for the promotion of a more widespread practice of sports, which was initiated with the Sports Facilities Programme.6
VI.6 HEALTH
     In the 2000-2006 period, health spending increased by 1.2 GDP percentage points. This increase, which cuts across all health sectors, was particularly marked in staff costs and the procurement of goods and services.
TABLE VI.1: 2000-2006 HEALTH SPENDING (in millions of euros)

	2000	2001	2002	2003	2004	2005	2006
Staff	26,285	28,156	29,367	29,684	32,508	33,803	36,285
Goods and other services	12,988	14,211	15,598	16,825	18,722	20,689	22,059
Service in kind	26,334	30,036	31,263	32,230	35,290	37,427	38,757
Medical services of under special which agreement	4,019	4,505	4,613	4,795	5,020	6,358	6,066
Pharmaceuticals Provided by the NHS	8,743	11,661	11,723	11,096	11,988	11,849	12,333
Other services	13,572	13,870	14,927	16,339	18,282	19,220	20,358
Other expenditure	1,967	2,341	2,878	3,075	3,368	3,908	4,326
SPENDING AS % OF GDP	5.7	6.0	6.1	6.1	6.5	6.7	6.9
OVERALL SPENDING	67,574	74,744	79,106	81,814	89,888	95,827	101,427
Source: Our own calculations on ISTAT data.
     In the 2007-2011 Planning and Financial Document and the Forecasting and Planning Report, health spending was projected to increase in line with GDP nominal growth, both in terms of long-term trend and expected borrowing requirements.

[6]	Art. 11 of the Decree Law No. 8/2007.
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     This forecast was based on the strengthening of the Spending review tools envisaged in the Budgets of the last few years providing for: (i) recourse to spending cut plans; (ii) administration by an external commissioner (amministrazione ad acta); (iii) the possible application of a penalty envisaging the automatic increase of tax rates to the maximum level in case of ascertained budget overruns. In the 2007 financial year, additional funding measures for 2005 and 2006 were taken by Regional Authorities to avoid the above penalty; additional revenues were also generated by these very penalties in 2007. Most of all, the 2007 financial year is reaping the benefits of the spending cuts introduced by the 2007 Budget and the spending cut plans devised with cash-strapped Regional Authorities.
     The total amount of funds allotted to the National Health Service was set in the New Health Agreement signed by the Government and Regional Authorities in September 2006. Embracing the Agreement’s proposals, the 2007 Budget has adjusted funding, increasing the Government’s yearly health appropriations by €6 billion and securing resources for the 2007-2009 period. The 2007 Budget has increased the funds earmarked for co-financing the Programme Agreements (Accordi di Programma) with the Regional Authorities (for the construction of new health facilities and the upgrade of existing ones) by about €2.6 billion, thereby increasing resources to a total of €20 billion. In addition to these funds, further resources for the so-called ‘health-economic development’ project have been earmarked by the Government and the Regional Authorities within the framework of the European Structural Funds 2007-2013.
     Finally, the Health Agreement and the Budget have established a temporary three-year facility to support the spending cut plans of Regional Authorities that have run high deficits, and have envisaged strong support measures by the Ministry of Health, the Ministry of the Economy and Finance and the Regional Coordination Council. The debt built up before 2005 by these Regional Authorities is being addressed by further debt rescheduling, thereby reducing their debt-servicing burden.
     Within the constraints of the above funds and in agreement with the Regions, the Government intends to strengthen the reorganisation programmes already identified in the previous Economic and Financial Planning Document by: (i) updating minimum health care levels (Livelli Essenziali di Assistenza, LEA), superseding obsolete health services and strengthening services that are beneficial to the community. In this connection the so-called 43 DRG (Diagnosis Related Groups) at high risk of inappropriate prescription or admission are being reviewed; (ii) implementation of a monitoring system by using a suitable ‘package’ of indicators; (iii) modernisation of the health system, focused on emphasising the value of human resources starting with medical and health-care staff, by shoring up insecure jobs, a practice which was initiated with the 2007 Budget; (iv) reorganisation and strengthening of primary health care, by promoting advanced types of medical associations and integration with the activities of health districts; (v) reorganisation of the hospital network and optimisation of goods and services procurement systems; (iv) programme for continuous improvement of the quality of the National Health Service through monitoring of citizens/users’ satisfaction with health services.
     Within the limits of available resources, the Government believes these actions should be accompanied by programmes aimed at increasing their impact, such as:
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adjustment of the resources available for co-financing investment in the construction of new health facilities and upgrade of existing ones; (ii) reform of pharmaceutical sector regulations, aiming at ensuring better control of spending on the one hand and providing firms with a new regulatory price framework that is reliable and establishes market conditions more conducive to competition and innovation and more likely to encourage R&D investment in Italy; (iii) review of prescription charges by citizens, with a view to creating a more equitable system that takes into account the economic situation of households through the so-called ISEE means-testing indicator (indicatore sulla situazione economica equivalente—ISEE); (iv) promotion of dental care also by improving regulation and encouraging supplementary health funds; (v) a programme envisaging the gradual shift of penitentiary health care to the national health service to ensure adequate treatment for serious medical conditions.
     Within the limits of available resources, the Government also confirms the need to develop social and health-care integration, starting with the care of non self-sufficient people, for whom integrated home care must be promoted, as it is a service that is more responsive to the needs of disabled people as opposed to care provided in residential facilities. Last but not least, the additional corollary is that it leads to remarkably lower expenditure per patient.
VI.7 DEVELOPMENT AID
     In a globalised world, social justice issues are global. A country like Italy does have instances of hardship and suffering, but their extent in terms of absolute poverty is small compared to those of other countries and continents. Above all, Italy is one of the richest countries in the world and this calls for a commitment on its part to help those in need, considering that that the problem of solidarity with those who suffer has now become a global concern.
     In the last few years Italy has been lagging behind in delivering on its financial commitments to development aid: these lags, that have become evident precisely when the international community has been setting itself ever more ambitious goals, translate into a loss of credibility and an erosion of its negotiating power in international fora. In the future, it will be necessary to remedy this situation with substantial appropriations of additional financial resources.
     At the European Council of June 2005 Italy pledged 0.51 per cent of its GDP to Government development aid by 2010, to be raised to 0.7 per cent by 2015.
     This commitment was reaffirmed at the Gleneagles G8 summit (July 2005) where Italy pledged to double its aid to Africa. In 2006 Italy’s Government aid—based on preliminary OECD data in March 2007—was 0.20 per cent of GDP, quite far from the 0.33 per cent target to be delivered by 2006 that Italy pledged to achieve at the Barcelona Council of May 2002 and at the UN Conference on Development funding in Monterrey (March 2002).
     Furthermore, the forecasts for the 2007-2009 period, if no changes are made to the existing laws, show a declining trend in Government development aid (0.20 per cent in
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2008, 0.16 per cent in 2009), in sharp contrasts with our commitments. Hence prompt corrective action must be taken, to reverse the development aid trend, by significantly increasing the relevant appropriations with the aim of achieving the 0.51 per cent target, also in view of Italy’s G8 presidency in 2009, when the Government will be called upon to deliver on its promises.
     To this end, the relevant Ministries (first and foremost the Ministry of Foreign Affairs and the Ministry of the Economy and Finance, that takes care of relationships with multilateral banks and development funds) will define annual objectives for the 2008-2010 period, which will have to aim (net of outstanding sums from previous years, for which the necessary resources will have to be identified) at reaching 0.33 per cent by 2008 (for a total of around 4.7 billion on estimate) and 0.42 per cent by 2009 (for a total of 6.1 billion on estimate), so as to reach 0.51 per cent by 2010 (for a total of 7.5 billion on estimate). Within these appropriations, priority shall be given to Africa, for which Italy has pledged to double its development aid at the Gleneagles summit.
     In a longer-term perspective the Government, in a piece of delegated legislation currently being considered by Parliament, has proposed a reform of development aid with a view to providing greater unity and consistency to Italy’s development cooperation and to designing an organisational structure that is better suited to rise up to the challenges of development and globalisation.
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VII. FISCAL SUSTAINABILITY
VII.1 QUALITY OF PUBLIC EXPENDITURE AND FISCAL REFORM
     Italy’s public expenditure tends to grow in size swith only marginal changes in its composition. In the last decade current expenditure, net of interest, has grown on average by 5.1 per cent as against nominal GDP growth of 3.9 per cent, Apart from few exceptions, its composition has basically remained unchanged, reflecting a certain degree of rigidity in the underlying mechanisms.
TABLE VII.1: PERCENTAGE COMPOSITION OF PRIMARY EXPENDITURE IN ITALY BY FUNCTION

	As a proportion of GDP				Percentage composition
	1990	1995	2000	2005	1990	1995	2000	2005

General Services	3.4	3.2	3.7	4.4	7.8	7.6	9.3	10.0
Defence	1.5	1.2	1.2	1.6	3.5	3.0	2.9	3.5
Law and order and security	2.0	2.0	2.0	2.0	4.7	4.9	5.0	4.6
Economic Affairs	6.0	4.6	3.0	4.3	13.9	11.2	7.6	9.7
Environmental Protection	0.4	0.3	0.4	0.4	0.9	0.8	1.0	1.0
Housing and land use	1.3	0.9	1.0	0.8	3.1	2.3	2.4	1.9
Health	6.2	5.2	5.9	6.8	14.5	12.7	14.8	15.5
Recreational cultural and religious activities	0.8	0.8	0.8	0.8	1.7	1.8	1.9	1.8
Education	5.5	4.7	4.5	4.7	12.6	11.3	11.4	10.6
Social security	16.1	18.3	17.4	18.1	37.3	44.4	43.7	41.3
TOTAL	43.2	41.2	39.9	43.9	100.0	100.0	100.0	100.0

Source ISTAT (data published in February 2007)
     Moreover, there are inefficiencies in the way resources are used1 Some sectoral indicators show that there are some areas of Government action where the amount of inputs used is not necessarily correlated to output and outcome. Two key sectors, such as education and the judicial system, which have been discussed previously — are a typical case in point.
     However, there are hindrances preventing a use of resources more in line with the actual needs of citizens and economic growth, such as: (i) the extreme rigidity of the budget, in which mandatory expenditure and programmes mandated by law account for over 90 per cent of total spending; (if) high staff expenditure as a percentage of total current expenditure of the Ministries (accounting for about 25 per cent of the State budget); (iii) poor effectiveness of Government action; (iv) incomplete implementation of the accountability principle.

[1]	In a comparative study of 2002 by the European Commission Italy was ranked the lowest among the EU 15 countries in terms of quality of public spending; the ‘Global Competitiveness Report 2006-2007’ Italy was ranked 71 st in the world in terms of quality of public and private institutions.
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      With a view to addressing some of the above rigidities, contributing to improving the quality of spending, while at the same time pursuing fiscal objectives more rapidly, the Government has been engaged in a multi-year effort, whose two main cornerstones are the resumption of the budget reform process and the spending review.
      This effort is in accordance with the reformed Stability and Growth Pact, which focuses not only on hard budget constraints (deficit rules as opposed to spending ceilings), but also on the quality of the public finances and is part of a far-reaching process aimed at improving the efficiency and effectiveness of public spending. To this end, the Ecofin Council of April 2007 urged member countries to use performance indicators in the decision-making process on public spending 2.
      The budget reform on the one hand responds to the need to make citizens and Government more aware of the amount of resources available to pursue specific Government objectives, and on the other it reduces the incidence of inertial factors on public spending, thus allowing some leeway to reallocate funds across programmes.
      The new budget classification has been designed by the Ministry of the Economy and Finance in agreement with all the relevant Ministries and with the support of the Technical Committee on Public Finance—established in the 2007 Budget—and with the participation of a number of Institutions, including the International Monetary Fund, which carried out a technical mission in Italy in March 2007 3.
      Parliamentary proceedings on the 2007 Financial Law (usually defined as Budget in this document) were the opportunity to resume a thorough technical and political discussion within the Budget Committees of both Houses of Parliament on the approaches to be used to reform budget tools and procedures.
      A synthesis of the main points of this discussion can be found in the final document of the fact-finding analysis of this crucial issue. The developments of the early months of this year are largely based on the directions set out in the above-mentioned document.
      All this ought to be interpreted in the light of the submission to Parliament of the delegated legislation for the implementation of Art. 119 of the Constitution relating to ‘fiscal federalism’: it is a key problem around which all of Italy’s fiscal issues revolve.
      The text of the delegated legislation opens up a new innovative phase in the architecture of Regional and Local Authorities, which, once completed, will enhance the pivotal role played by the Economic and Financial Planning Document and relieve the Financial Law of its regulatory burden, for the benefit of an institution which is responsible for dynamically updating the funding mechanisms envisaged in Art. 119 of the Constitution (see Section VIII.2).
      The new budget classification envisages breaking down public resources into two categories: missions and programmes. The 34 missions represent the main institutional functions and the strategic objectives pursued through government spending, and may be shared among various Ministries.
      Each mission is concretely implemented through programmes. The 169 programmes identified with the new budget classification represent homogeneous

[2]	See the Conclusions of the Berlin Ecofin Council (20-21 April 2007).

[3]	The final report of the IMF mission is available at www.mef.gov.it.
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aggregates of activities within each Ministry and set out the outcomes that the Government is supposed to deliver in its area of responsibility or in terms of output.
     Spending programmes, and the ‘macro-aggregates’ which make them up, become politically important aggregates for the purpose of parliamentary debate; they simplify the process of making the budget law and make it more transparent, establishing an immediate link between the Financial Law and the Budget. This new classification, which can certainly undergo further improvements that will be considered in the course of 2008, is the first major step which will allow the Government to be more effective in pursuing its objective of improving the quality of spending, and is instrumental to three goals:
•	Allocation. A budget in a more readable format allows Parliament to make decisions on the allocation of funding by comparing different objectives and to focus attention not only on the changes proposed in the Government’s Financial Law but also on the resources already allocated in the existing legislation. The Financial Law will be structured in a way that allows the identification of the missions and programmes the Government intends to act on through changes in regulations.

•	Information. As to the procedure for submitting the Budget, more information will be provided on the general purpose of the programme, the description of the underlying activities, the resources specified by individual purposes (operation, programmes and investment); the responsible entities and individuals and quantitative performance indicators. All this will ensure a better assessment of outcomes.

•	Management. A more flexible and transparent resource management will be ensured by transferring part of the resources currently allotted to the Ministry of the Economy and Finance to the Ministries responsible for implementing policies. Further changes may concern the identification of a new streamlined unit for the management of spending (superseding expenditure chapters used at present—capitoli) and the adoption of cost accounting and financial statements in addition to financial accounting.
     A budget structure based on functions simplifies the spending review of existing programmes. The spending review—envisaged in the 2007 Budget—is dictated by the need to go beyond a purely incremental approach in decisions on budget allocations, that merely focuses on ‘additional’ resources and neglects to review outstanding expenditure commitments, and hence by the need to regularly review all the spending policies that are in place.
     Other countries use the spending review when they need to introduce fiscal discipline and therefore have to curb spending by optimising it (rather than resorting to across-the-board cuts) as well as to increase the efficiency in resource allocation and improve the performance of Public Administration. Italy has to address both needs at present.
     In April 2007 the Prime Minister listed the first five Ministries that will carry out a spending review (Justice, Home Affairs, Infrastructure, Transport and Education), which will be coordinated by the already mentioned Technical Committee on Public Finance (Commissione Tecnica per la Finanza Pubblica). The spending review will enable the Government to take action on the mechanisms of funding reallocation, so as to save
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money to be reinvested in priority areas: the Government’s draft budget for 2008 will already show the first results that will enable such funding reallocation.
     This is how an effort at fiscal discipline can be reconciled with the need to strengthen some sectors that are crucial for development and social justice, thus preventing indiscriminate cuts across-the-board.
VII.2 MODERNISING PUBLIC ADMINISTRATION
     With the Memorandum of Understanding on civil service and the reorganisation of Public Administration, signed with the most important unions representing civil servants and with the so-called Intesa sulla conoscenza (schools, universities, excellence centres, research) the Government has linked the modernisation of the public sector with the objectives of higher economic growth and greater customers/users’ satisfaction. Improvements of the quality of services and the productivity of civil servants may be achieved if the organisation of work is reformed by acknowledging individual merit, assessing individual performance and skills, operating Government offices with a view to achieving the objectives of optimising the use of human, financial and capital resources and recognising the key contribution of technological innovation processes.
     To achieve these objectives regulatory efforts should be undertaken involving all levers of Government action. Specifically, the recruitment system for civil servants should be changed, by adopting practices based on disclosure, timely and streamlined procedures and training and mobility across departments (subject to agreements with the social partners). Furthermore, reorganisation measures must encourage the adoption and use of systems to appraise senior civil servants’ performance and outcome. More generally, reliable criteria should be developed for appraising the action of public administration, also through greater involvement of users.
     The directive sent to ARAN on the start of contract renewal rounds has established a framework within which the new contractual terms and conditions of service are to be drawn up. The Government will introduce and strengthen reform principles both during the current round of civil service contract renewal and through new regulatory actions. With a view to assessing progress on its targets of improving services for users and increasing the productivity of civil servants, the Government and the trade unions have been trying to reach a timely agreement so as to tentatively set the duration of the next civil service contracts for the 2008-2010 period, as far as remuneration and conditions of service are concerned.
     The funds appropriated for salaries in the 2006-2007 period in the previous Budget and those which the Government is committed to freeing up, following the agreements of 6 April 2007 and 29 May 2007 for all civil servants and the special agreement for the education sector of 6 April 2007, will contribute to supporting the innovative policies envisaged in the agreement with the civil service trade unions.
     Setting targets in terms of performance and outcomes of senior civil servants and officials will make a significant portion of pay dependent on delivering the targets, thereby
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preventing incentives from being given unconditionally. To this end, collective bargaining will have to develop performance-related criteria as well productivity brackets, so as to ensure that incentives are used selectively and not given unconditionally to all employees.
     Civil service contract renewal rounds will therefore provide an opportunity to put in place the innovative policies envisaged in the agreement for the civil service (intesa sul lavoro pubblico) by putting a premium on productivity and merit incentives, including individual quality, and providing the necessary contractual support to labour mobility policies. A further important step will be the establishment of an on-line database of vacancies. Here the Government wants to boost the provision of e-government services to citizens and firms and will focus especially on e-health, e-justice as well as the use of information technology in education4, by favouring specific cooperation efforts to ensure the adoption and use, as well as interoperability, of database.
     Finally, the Government is also committed to systematically addressing the issue of the recruitment and training of civil servants, as well as increasing their motivation and the quality of their working conditions. The modernisation of Public Administration requires investment in human capital. Within the overall financial constraints and consistently with the spending priorities identified in the spending review (see Section VII. 1) our aim is: to ensure an inflow—in a medium-term review outlook—of new human resources selected via efficient and rapid competitive examinations that reward skills; emphasise the value of employees already working in the Public Sector and acknowledge individual quality, so as to develop career paths conducive to motivation and accountability; accelerate executive turnover, again on the basis of skills and performance; reduce temporary employment contract in civil service, build upon the effort to shore up insecure jobs, initiated with the 2007 Budget. Specifically, without prejudice to executive employment contracts, new regulations will be devised to correct some aspects governing entry into the civil service and to better define the status of senior civil servants, by reasserting the primacy of performance appraisal, without prejudice to autonomy, whereby negative outcomes may justify removal from an executive position, subject to the relevant legislative and contractual provisions5.
     For example, with a view to reorganising its work, the Ministry of the Economy and Finance has overhauled its structure, thereby bringing the reform process started a few years ago to its natural completion. Reorganisation has been based on the principle of enhancement and specialization of the institutional functions of the Ministry’s departments, on the basis of the following criteria:
•	Recasting of roles and responsibilities and strengthening of the Ministry’s role as coordinator of public finances along with the integration of the relevant information flows.

•	Amalgamation of staff management, logistics and common services into the General Administration Department, which has become a services centre for the Ministry as a whole.

[4]	In this connection it should be pointed out that in 2008 many of the provisions envisaged in the decree law of 7 March 2005 No.82 will become effective (e-government code).

[5]	In accordance with the policy recently set by the Constitutional Court with rulings No. 103 and 104 of 23 March 2007.
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•	Review of the local structure made up of Provincial Public Accountancy Offices and the Provincial Head Offices of the various Services, so as to establish a local structure consistent with the institutional structure which is emerging as a result of the country’s evolution, also thanks to the widespread use of IT systems and technological development

•	Streamlining and reduction in the number of components making up consultancy and research units.
     In terms of staff numbers, general director positions have been cut by 10 per cent, deputy general director positions by 7.8 per cent, resulting in an overall cut of 87 positions and exceeding the Budget targets of 10 and 5 per cent respectively.
     In addition, consistently with the amalgamation of support functions, following the entry into force of the reorganisation regulations, non-senior staff numbers will be reviewed downwards.
     The reorganisation process will lead to savings in operational costs (rent and operational costs falling within the category of intermediate consumption, which, even though not amounting to a substantial sum, are over half the steady-state target identified in the Budget for all levels of local and central government). Consistently with the forecasts in the 2007 Budget, most Ministries have overhauled their structure by developing regulatory frameworks based on streamlined organisational practices dovetailed to technologies, also with a view to redesigning the relationship between staff performing institutional functions with staff responsible for support functions.
     The fiscal balances for the next few years show very conservative estimates of expected expenditure savings. However, overall medium- and long-term benefits will mainly affect the quality of the services supplied, the streamlining of government action and a prevalent use of information technologies as a tool of communication between government and citizens.
     Adjusting the costs and timeframes of Public Administration to bring them into line with European best practices has become a prerequisite for boosting competitiveness; therefore Government, Regional and Local Authorities will have to cooperate more in an effort to deliver the objectives.
     One of the causes of Italy’s low growth is its Public Administration that is too cumbersome in relation to the services it provides. Italy’s economy is underperforming also because the productivity of services is often poor. The low productivity of Public Administration lies concealed and protected under heavy armour which, like the five-layered shield of Achilles, is too heavy to wield and makes quick corrections difficult. For correction to be successful, it is necessary to cut into the various layers of the armour: regulations envisaged by law, the terms and conditions of civil service contracts, accounting rules and the budget structure, the internal organisation of Ministries and other government agencies, parliamentary procedures, the weakening of a culture of moderation in the administration of the public sector. A thorough understanding of
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problems and painstaking patience are needed for the pursuit of excellence in Public Administration.6
     In a broader perspective, the Government intends to optimise the costs of politics simplifying the system through which politics is funded, making it clearer and more consistent, thereby allowing true democratic control over politics. To this end, in addition to reorganising government agencies and offices and strengthening monitoring and assessment tools, it is crucially important to eliminate any duplication and overlap between the various levels of government and to introduce incompatibility rules prohibiting a person from holding an elective office at the same time with his/her civil service position.
VII.3 PENSIONS
     The long-term trend of pension spending as a proportion of GDP 7 is based on birth-rate, mortality and migration flows assumptions underlying the baseline scenario worked out by ISTAT on 2005 data. As far as the macroeconomic scenario is concerned, productivity by employee on average lies around 1.7 per cent a year (1.8 per cent starting from 2026 and gradually increasing towards that figure in the preceding years), while the labour-market assumptions imply an increase in the employment rate from 58.4 per cent in 2006 to 67.9 per cent in 2050 in the 15-64 age group.
     Endogenous GDP growth, based on our macroeconomic and demographic assumptions, lies around a yearly average of 1.4-1.5 per cent over the whole forecast period. With a view to capturing the long-term trends of factors determining the structural balance of our pension system, the baseline scenario for 2008-2011, in line with the methodological approach already followed in previous forecasts, assumes a GDP growth rate of about 1.5-1.6 per cent a year, basically equivalent to the annual average rate of change of the last 15-20 years.
     Finally, forecasts of pension spending are based on existing regulations and are affected by the ten-year review of transformation coefficients8.
     After a slight drop in the 2008-2015 period, as a result of the raising of the minimum eligibility requirements for early retirement9, spending as a proportion of GDP starts growing again as a result of worsening demographic trends10, reaching a maximum of 15.2 per cent by 2038 to then become stable, hovering around 13.8 per cent by 2050.
     An improvement in the ratio towards the end of the forecast period is basically due to the shift from a mixed (pay-as-you-go and fully-funded systems) calculation system to a fully-funded scheme and the gradual decline in the number of pensions paid to baby

[6]	Address by Minister of the Economy and Finance Tommaso Padoa-Schioppa to the Chamber of Deputies, ‘Economic and financial statement and draft budget statement’ Rome, 3 October 2006.

[7]	Implementing the provisions of Art. 1, paragraph 5 of Law No. 335 of 1995.

[8]	Envisaged by Art.l, paragraph 11 of Law No. 335/95.

[9]	Envisaged by Law No. 243/2004.

[10]	The impact of the expected deterioration is partly cushioned by the raising of the minimum eligibility requirements for retirement laid down by the above-mentioned law also under the mixed and fully-funded pension regime.
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boomers because of mortality. In the absence of a ten-year review of transformation coefficients, pension spending as a proportion of GDP is expected to be about 1.5 per cent higher in 2040 and slightly under 2 per cent at the end of the forecast period. These forecasts will have to be adjusted in the light of the outcomes of negotiations with social partners.
VII.4 PUBLIC DEBT
     Even though in the last few years the downward trend in market interest rates has stopped, in the course of 2006 Government overall spending on debt servicing as a proportion of GDP remained basically unchanged as against 2005, hovering around 4.6 per cent. However, the increase in interest rates has had an impact on the marginal cost of treasury bonds at issuance, which has gone from 2.47 per cent in 2005 to 3.32 per cent and will negatively affect debt-service costs as of 2008. One of the key factors contributing to curbing debt-service costs was an improvement in the public sector borrowing requirements, mainly due to increased tax revenues, which, as of June, has brought about a significant reduction in the issuance of both short-term securities, traditionally used to deal with temporary cash flow imbalances, and other securities, over which the Treasury has greater discretion, such as Euro-Area inflation linked bonds and nominal long-term bonds with over 10- year maturity.
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     However, the chosen management policy has been aimed at consolidating the results achieved in terms of debt exposure to financial risks, such as interest rate risk and refinancing risk. At the end of 2006 the duration of debt, as far as treasury bonds are concerned, was equal to 4.40 years, higher than the 2005 level of 0.15 years, while average maturity was equal to 6.77 years as against 6.56 years at the end of 2005. As to the government bonds of the domestic programme, the performance of the average refixing period11 was 5.61 years, therefore growing by 0.10 years as against 2005. Interest-rate risk sensitivity of the public debt, that is to say the impact of an unexpected increase in interest rates on debt-service spending12, is stable—hovering around the levels predicted in the Stability Programme Update in December 2006.

[11]	The average refixing period (ARP) measures the average time in which bond coupons are refixed. For zero-coupon bonds and fixed coupon bonds it corresponds to the residual maturity of bonds. For floating coupon bonds it corresponds to the time left until the fixing of the next coupon.

[12]	It should be noted that forecasts of debt-service spending in official documents are based on forward rates assuming the issuance strategy remains unchanged. Therefore these estimates already include an increasing trend in forward rates.
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     Lengthening of debt duration was accompanied by stabilisation in the proportion of fixed-rate securities, 68 per cent as against the total of domestic securities and of index-linked securities which have reached 5 per cent of the total. Short-term or floating-rate securities account for 27 per cent of domestic securities. Foreign currency bonds show a slight drop as against 2005, from 7 per cent to 6 per cent, due to lower borrowing requirements and market conditions more favourable to issuance in euro-denominated bonds.
     Consistently with the policy that has constantly been followed in the last few years, in 2006 the choice of debt instruments supplied to the market from time to time as well as issuing strategies have been aimed at ensuring even deeper penetration into the
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portfolios of international investors, with an ever larger number of different types of investors holding them.
     At the end of 2006 the share of non-resident bond holders was about 54 per cent, growing slightly as against the level reached at the end of 2005, while the share of bonds held by individuals and firms other than holdings was 14 per cent, as against 15 per cent, thus confirming the ever more important role played by investments in transferable securities.
     In 2006 the debt-to-GDP ratio was 106.8 per cent, slightly higher than in 2005 when it reached 106.2 per cent. This ratio has been increasing for the second consecutive year, after a progressive downward trend that started in 1994. It should be noted, however, that the growth in the debt-to-GDP ratio between 2005 and 2006 was about a fourth of growth between 2004 and 2005 (which reached 2.4 percentage points of GDP). Furthermore, if one considers the increase in the balance in the liquidity account with the Bank of Italy to pay VAT refunds following the European Court of Justice ruling—amounting to about €8,000 million—the 2006 data are more or less in line with those of 2005.
     An analysis of the debt-to-GDP ratio shows an increase in local government debt from 6.3 per cent in 2005 to 7.3 per cent in 2006. In addition to local governments tapping the bond market more frequently, this growth is also due to the replacement of loans with the Ministry of the Economy and Finance with loans taken with Cassa Depositi e Prestiti, which ceased to be a Government agency in 2003, and to the impact of the securitisation transactions of receivables made by Regional Health Authorities.
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VII.5 PRIVATISATION
     As set out in last year’s Economic and Financial Planning Document, the current ‘historical stage’—as opposed to that of the early 1990s—is characterised by a shareholding portfolio managed by the Ministry of the Economy and Finance (MEF) which, even though it has become ‘richer’ over the years as a result of a far-reaching ‘formal privatisation’ process (State-owned enterprises have been turned into public companies) or the purchase of former IRI shareholdings (Alitalia, RAI e Finmeccanica), still includes:
•	Stakes in publicly traded companies of substantial value, but with threshold values slightly higher than those necessary to ensure a significant presence in key sectors (energy and defence).

•	Stakes which, by size, type of firm, regulatory peculiarities, or due to the presence of serious economic and financial problems cannot be privatised.

•	Companies that are potentially attractive for the market, but are still undergoing restructuring or that in any case need painful downsizing as well as the establishment of a clear regulatory framework (Poste Italiane).
     Even though the situation is more complex than it was a few years ago, the Government, in addition to the forthcoming completion of Alitalia’s privatisation, is committed to pursuing a policy of gradual privatisation of the companies controlled by Ministry of the Economy and Finance (MEF) as it believes that these may significantly benefit from it.
     Hence, in the next few years, when certain conditions are in place (for example: removal of any regulatory constraints, implementation of industrial restructuring or shift in product specialisation, establishment of a suitable regulatory framework) the shares of Poste Italiane and Istituto Poligrafico e Zecca dello Stato — IPZS (the Mint) directly held by the Ministry could be floated.
     As to indirect shareholdings, in the next few months part of Fincantieri’s shares could be floated on the stock market. The Government will in any case continue to retain a stake of at least 51 per cent in Fincantieri. Tirrenia could also be privatised, consistently with what has been envisaged in the 2007 Budget13.
     The divestment of State Property goes on. The first phase is nearing completion and the first ‘package’ of real-estate assets, identified in the decree of 28 February 2007, is about to be handed over to the State Property Agency. At the same time, a second list is being drafted and an attempt is being made at drawing it up within the timefrarne set by the law envisaging the publication of the decree by 31 July and the handing over of the package to the Agency by 31 December. Due to a number of problems that have arisen recently, also the option of resorting to an exchange or to Programme Agreements (Accordi di Programma) with local authorities and/or private companies is being investigated, as already envisaged in the 2007 Budget. In order to implement the divestment programme in the light of the experience gained so far, the existing terms and conditions need to be reviewed as soon as possible, at no expense to the Government, by

[13]	Art. 1 paragraphs 998 and 999.
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redrafting the existing provision on the transfer of military real-estate assets to the State Property Agency.

2008-2011 Economic and Financial Planning Document

VIII.	SOUTHERN ITALY AND LOCAL GOVERNMENT FINANCE
VIII.1 ECONOMIC TRENDS, POLICY OBJECTIVES AND LOCAL GOVERNMENT POLICIES
     Development differs widely from region to region throughout Italy. Per capita GDP is high in the Centre and in the North, while in the South it is below the national average, there is little in the way of infrastructure and services and the proportion of less dynamic firms operating in traditional sectors is still very high.
     Even though the North and the Centre were affected by the strong downturn that has hit the whole country since the beginning of the new millennium, they have weathered the slowdown better than the South, especially thanks to stronger growth in the Centre. In 2006 economic recovery was stronger in the North, especially in the North East, with a GDP growth of 3.2 per cent, followed by the North West (2 per cent), while GDP growth in the Centre was lower, even though only slightly, than the national average (1.8 per cent).
     The upturn is confirmed in the Centre and the North also by the main 2007 indicators of consumer and business confidence and export trends. However, in the first quarter of 2007 there was a slowdown in the employment rate also due to a reduced participation of immigrants in the labour market. As far as 2007 is concerned, GDP growth in the Centre and the North is expected to be around 2 per cent and close to 2 per cent in the South, even though growth in the South is expected to be even lower than the national average.
     In 2006, also the South benefited from the recovery of the Italian economy: after four years of substantial stagnation, GDP grew again (by 1.4 per cent), even though at a slower pace than in the rest of the country. However, in the first quarter of the year growth did not pick up.
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     Against a backdrop of gradual improvement in business confidence and a positive export trend, even though with ups and downs, consumer demand was still weak, consistently with the uncertain evolution of consumer confidence, which, in turn, was linked to a weaker labour market. After declining for three consecutive years, in 2006 employment once again reached and exceeded the 2002 figure, but then remained stable between the end of 2006 and the beginning of 2007.
     In 2008 GDP in the South is already expected to show a faster growth rate thanks to economic policy measures aimed at sustaining competitiveness and relaunching actions to foster local growth (See Figure VIII.2). However, in order to reach higher growth rates, it will be necessary to improve the ability of all levels of government to take action in an effort to implement local development policies.
     More generally, one of the hurdles hampering economic growth in the South is the lack of two fundamental public goods: law and order and the rule of law.1
     The Government still invests too little in the South to meet the target of bridging the infrastructure and services gap. The share of capital expenditure allocated to the South has actually remained stable in the last few years and has not met the expected growth targets. The share of total capital spending was equal to the 2000-2006 average, around

[1]	Even though a disaggregated analysis of crimes committed against 10,000 inhabitants shows ever higher crime rates in the Centre-North in 2005 (in terms of widespread and violent offences) the financial and organised crime rates in the South are even higher (on a scale from 0 to 100 for Italy, the figure for the South is 105 and for the Centre-North 97.2). Conflicts between different mafia groups still cause a high, even though decreasing number of murders (108 mainly in Campania and Calabria). Racketeering and usury, mainly affecting retailers and entrepreneurs in the South, are still widespread. Environment-related crimes (cement and waste cycles) committed by the environmental crime syndicates mainly affect Campania, Calabria, Sicily and Apulia.
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37.5 per cent2 (see Table VIII.l); furthermore, there are still gaps in per capita expenditure. If one considers the whole of the public sector, about €1,200 per inhabitant have been spent in the South as against 1,270 in the North and Centre, which has further widened the gap between the South and the rest of the country in the last few years.
     One of the most important causes of this divide is the slow increase in investment in the South by major public investors and the insufficient effort at securing the envisaged share of ordinary capital funds for the South (at least 30 per cent)3.
     It is therefore necessary to fully leverage public spending policies in bridging the growth gap between the South and the rest of the country. Given that government capital spending as a proportion of GDP has basically remained unchanged, the target will be to increase the volume of investment in the South, while at the same time improving the quality of spending. The amount of resources that still have to be spent (and therefore the number of projects yet to be completed) under EU4 and national programmes already finalised and funded, as well as the new funds allocated in the 2007 Budget for the next 2007-2013 plan of the unified regional policy, will cover the necessary spending increase.
     In the 2007-2011 period the share of capital expenditure allocated to the South can therefore be gradually increased up to 41.4 per cent of the 2010-2011 overall national total (see Table VIII.1).
TABLE VIII. 1: GOVERNMENT CAPITAL SPENDING

		2007-2011
	2000-2006	2007-2009	2010-2011
CAPITAL SPENDING AS A PROPORTION OF GDP
Italy	4.2	4.1	4.1
Centre-North	3.4	3.4	3.2
South	6.5	6.6	7.1
PERCENTAGE COMPOSITION
Italy	100.0	100.0	100.0
Centre-North	62.5	62.1	58.6
South	37.5	37.9	41.4
Source: CPT database, Leading indicator for the 2000-2006 period, Estimates and review figures for the 2007-2011 period, see Yearly Report 2006 of DPS-MISE, Paragraph III. 2, page 196, Quadro Finanziano Unico.

[2]	The share of the whole of the public sector, which includes other central, regional and sub-regional entities, whose investments contribute to government capital formation, has been declining: in 2005 it was 32.3 per cent.

[3]	For more information on investment spending trends of some of the major national investors (such as, for example ANAS, Ferrovie dello Stato, ENEL, GRTN, EM, Poste Italiane,) see ‘Yearly Report’ of the Department of Development Policies (DPS) 2006, chapter. III, par. III.1.1 page 166 and National Strategic Framework (QSN) par. V.4.

[4]	The take-up rate of Structural Funds for the 2000-06 period at December 2006 was 66 per cent, whereas the rate of Objective 1, more or less corresponding to the South, was 63 per cent. According to EU rules, the deadline for spending the funds is the end of 2008.
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     In the South, the planned increase in capital expenditure (in volume terms) over the 2007-2013 period, to ensure compliance with the additionality principle governing access to European funds, is estimated to average 37 per cent in nominal terms of what was invested by the Government in the 2000-2006 period.
     Within the limits of available resources, each level of government will make suitable allocations accruing after 2010 with a view to achieving these objectives and ensuring a full take-up of funds for the 2000-2006 plan.
     The cash disbursements for the coming years (especially 2008 and 2009) will be adjusted in the light of the amount of the built-up funds that can be spent. Furthermore, the additionality principle of the EU regional policy envisages that major public investors comply with the ‘regional use constraint’ requiring them to use ordinary funds for local development purposes.
     Regional policy for the promotion of regional development strictly reconciles cohesion objectives with innovation and competitiveness. In the South it is targeted to removing the causes of lagging development and sustaining the convergence process; in the Centre and North it focuses on maintaining and strengthening their more advanced competitive positions on the European and global scene.
     The complex structure of different financial tools and funding sources has so far stifled the potential of regional policy. This has led to a decision to combine the spending review of additional development funding, EU Structural Funds and the Fund for Underutilised Areas into one single 2007-2013 National Strategic Framework (Quadro Strategico Nazionale 2007-2013 QSN), approved by the Government at the end of 2006 and which is now finally being adopted by the European Commission. The National Strategic Framework (QSN5 supported by a seven-year commitment envisaged in the Budget to be financed from the Fund for Underutilised Areas) is the first decisive step that has been taken to build a unitary and consistent regional development policy. It establishes a comprehensive framework characterised by clear policies, certainty and clarity of regulatory and financial terms and conditions as well as continuity of action.
     The priorities set in the QSN6 introduce corrections and changes to the previously tested strategic framework to enhance its role in support of competition, innovation and improvement of public services. Both corrections and changes are applied with different arrangements and to a different extent in the country’s two macro-regions, the Centre-

[5]	The National Strategic Framework (Quadro Strategico Nazionale), as envisaged in Art. 27 of the EC General Regulation 1083/2006 on Structural Funds is a strategic policy paper which Member States are supposed to draw up in compliance with the EU cohesion policy for the 2007-2013 period. The National Strategic Framework is part of a comprehensive national development strategy made up of Priorities. The list of operational programmes implementing the strategy with specific funds as well as compliance with the additionality principle for the use of EU funds are the subject of decisions by EU institutions. The 2007- 2013 National Strategic Framework (QSN) for Italy was approved by CIPE on 22 December 2006 and later negotiated with the European Commission with a view to its adoption of the relevant decision, now forthcoming.

[6]	Priorities by theme are: human resources and education, research and innovation, energy and the environment, social inclusion and quality of life, natural and cultural resources, networks and mobility, economic competitiveness, urban areas, international opening, governance systems. See ‘National Strategic Framework 2007-2013’—chapter III.
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North and the South, and across the EU framework objectives for the period 2007-2013, known as ‘Convergence’ and ‘Regional competitiveness and employment7’.
     The investment programme to promote development, initiated by the Strategic National Framework, is quite substantial: more than €124 billion, over 100 of which allotted to the Regional Authorities of the South and over 22 billion to those of the Centre-North (see Table VIII.2)
TABLE VIII.2: RESOURCES OF THE 2007-2013 NATIONAL STRATEGIC FRAMEWORK (€ billion)

	Structural	National co-
	funds	funding, tentative[1]	FAS[2]	TOTAL

Convergence	21.6	21.8
Regional competitiveness and employment[3]	6.3	9.6
Cooperation at local level	0.8	0.2
Total QSN 2007-2013	28.7	31.6	64.4	124.7
Of which Centre North[4]	4.9	7.5	9.7
South	23.0	23.9	54.7

1)	Approximate amounts — The amount will be set on the basis of Cipe’s deliberation concerning co-funding and the participation shares per axis laid down in the EC decision on the adoption of operational programmes.

2)	New resource of the Fund for Underutilised Areas (FAS) allotted by Law No. 296 of 27 December 2006 (2007 Budget).

3)	Objective also include the Regional Authorities receving temporary financial support.

4)	Funds of the Cooperation Objective not included.
Source: 2007-2013 National Strategic Framework.
     The sums allocated give rise to expectations of significant change, especially in terms of the provision of services to citizens. To this end it was agreed with the Regional Authorities to set measurable and assessable targets for essential services (whose level is still unsatisfactory) to be provided in the South for the well-being and development prospects of local communities. These ‘services target’, which, if delivered, would entitle Italy to performance reserve funds of about €3 billion, concern education levels, water and waste management services, the availability of social and health services for children and the elderly.
     In the Centre North, the National Strategic Framework aims at consolidating and innovating the competitiveness of the regions by strengthening the sustainable side of development, thereby encouraging businesses to adopt and use innovation and research application processes and promoting innovative services in urban areas, also by fostering innovative practices for skill acquisition and human resources enhancement.
     The planned allocation envisages a very large share of funding for the South, much larger than in the past, to be used for education, research and innovation programmes (see Figure VIII.3). Funds for the environment, social inclusion, cities and metropolitan areas have also been increased. In a limited number of urban areas, particularly deprived

[7]	The ‘Convergence’ Objective of the Community cohesion policy for 2007-2013 includes the following Italian regions: Campania, Calabria, Apulia, Sicily and Basilicata under a temporary support regime. All the regions not falling within the Convergence Objective, including Sardinia under a temporary support regime, are included in the “Competition and Employment” Objective.
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at social level and in terms of employment, development will also be encouraged through suitable long-term tax concessions to be granted on a tentative basis in the so-called Duty-Free Urban Areas (cities offering tax breaks), so as to boost the activities of small firms with growth potential. To this end, laws will be drafted laying down how to use the resources made available in the 2007 Budget. Greater participation of mainstream politics in the ‘horizontal’ support to firms8 will allow development programmes to be focused on direct action aimed at promoting competitiveness at regional level.
     The National Strategic Framework targets also require major changes in operational and planning practices. A new unified approach in regional policy lays the groundwork for avoiding inefficient duplication and overlap of heterogeneous rules governing funding sources and procedures. Its effectiveness requires good dovetailing with the overall economic policy, which is the responsibility of Central Government, but which also needs loyal cooperation among many and different government levels.
     Finally, the Government, in reiterating the importance of institutional cooperation and the involvement of the various levels of government in devising policies and socio-economic programmes in complex areas cutting across all sectors, wants to step up and support institutional dialogue and cooperation among different levels of government, building upon the efforts already initiated in 2007: the ‘Institutional Milan Forum’, the ‘special dialogue unit for the economic development of the Naples metropolitan area and Campania’, the ‘Institutional Forum of the Calabrian Regional Authority’, the

[8]	Specifically, the 2007 Budget introduces a tax rebate (as of January 1 2007 and up until 2013) for firms making new investment in the South for the purchase of plant and machinery.
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‘Institutional Forum of the Sardinian Regional Authority’, and the ‘Institutional Forum of the City of Taranto’.
VIII.2 REGIONAL FINANCE, RULES, TAX AUTHORITIES
     In the last few years, the reform of Title V of the Constitution and the relevant implementation provisions have speeded up devolution. Hence, the subsidiarity principle has been implemented and the action of Regional and Local Authorities has been brought closer to citizens. The most recent developments in this process consider giving Regional and Local Authorities more fiscal autonomy.
     In this perspective, the funding system of Regional and Local Authorities must be able to pursue a whole series of objectives which are difficult to reconcile. On the one hand Regional and Local Authorities must be given sufficient tax-raising powers to cover a significant proportion of their spending needs and manage resources responsibly, also bearing in mind the international fiscal commitments made by the Central Government; on the other, Government action ought to be tailored to the different needs of regions. At the same time, it is necessary to ensure that decentralised tax authorities have suitable margins of equalisation between Regional and Local Authorities having different financial resources (in terms of potential revenues) and needs, as is the case in a country like Italy with such a marked divide between the Centre-North and the South.
     During the previous Government the process aimed at establishing federalism suffered a heavy setback and more stringent constraints were introduced preventing any initiative in the way of fiscal autonomy that was not agreed through shared procedures. As the Regional and Local Authorities’ powers to change regional tax rates were suspended, the possibility for them to raise their own taxes vanished. With local budgets once again rigid on the revenue side, the focus of the Internal Stability Pact gradually shifted away from hard budget constraints (deficit rules) towards spending increases.
     The 2007 Budget has set the federalism process back into motion. The Regional Authorities have once again been given tax-raising powers; in fact, their autonomy has been extended. The reform of the Internal Stability Pact has been launched as a first step towards the new rules of fiscal federalism. For Local Authorities the introduction of hard budget constraints (deficit rules as opposed to spending ceilings—inclusive of investment spending), in addition to emphasising the combination of autonomy and accountability, which is the mainstay of federalism, brings the Internal Stability Pact closer into line with the rules envisaged by the European Stability and Growth Pact.
     The experience made in 2007 shifts the focus on the most critical aspects in the reformulation of the Pact. Specifically the need has been felt to find a suitable solution to the problem of investment spending in view of the key role that the local authorities have always played in supporting a policy concerned with development. Here a suitable solution will have to be found to the problem of using any surplus in accordance with the targets set every year in the Pact.
     The public finance targets have highlighted the need to agree on rules to manage local authority debt. It appears advisable to build upon and speed up the action already
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initiated with the 2007 Budget aimed at introducing hard budget constraints (deficit rules as opposed to spending ceilings) for Regional Authorities, as the baseline for the Internal Stability Pact, also in view of the rules that should be devised in the text of the Decree Law on fiscal federalism, which is currently being drafted.
     The best way to solve these critical issues is to approach the review of the draft Internal Stability Pact as part of a general reorganisation of the way in which financial resources are managed by local authorities, by implementing Art. 119 of the Constitution. This is accomplished with the delegated legislation being drafted which, seven years after the constitutional reform and envisaging far-reaching consultation with the Regional and Local Authorities, lays down the guiding principles and criteria for implementing Title V of the Constitution, together with the delegated legislation on the Code of Autonomy (implementing Art.117, paragraph II letter p) and Art.118 of the Constitution, currently being discussed in Parliament. In the strategic design to recast the roles and funding system of the various levels of government, the two Government bills complement each other and must therefore be mutually consistent.
     Pursuant to the provisions of the Constitution, regional and local taxes and a share of national tax revenues are the primary source of funds to finance local authority functions. Local authority tax revenues will allow flexibility in the reallocation of funding, the tailoring of government programmes to local needs, and local government accountability; whereas the share of national revenues is supposed to ensure the stability of funding in terms of volumes, should more resources at local level be needed. The enjoyment of civil and social rights is ensured nationwide by an equalisation system based on transfers that can provide complete funding of minimum levels of services to guarantee the enjoyment of the above rights and finance the essential functions of local authorities9.
     In addition to these resources and pursuant to paragraph V of Art 119, additional transfers are secured for local authorities, aimed at: removing specific economic and social imbalances, promoting economic development, social cohesion and solidarity, supporting the actual exercise of individual rights, subject to the commitments made by the Government at EU and national level for the 2007-2013 period.
     The equalisation of resources, which is partially based on spending needs, requires an accurate definition of these needs. Ultimately they must not simply be equal to historical spending, as is the case now. The delegated legislation drafted by the Government establishes a framework for the financial relationships between the various levels of government and sets general criteria to gradually rationalise the distribution of resources, making it consistent with actual needs and the standard cost of the services provided.
     The reform also defines the general coordination principles of public finance and the tax system with a view to involving all levels of government in the formulation of the planned objectives. The full implementation of Art. 119 puts an end to a phase characterised by fragmented measures and programmes, often dictated by the urgent need to introduce greater fiscal discipline in all public accounts, and provides the stability

[9]	Letters m) and p) Paragraph II Art. 117.
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and certainty needed to enable local authorities to plan their activities appropriately. The provisions of the additional budget package affecting regional and local finance (currently included in the Budget Law) will form part of a government bill to be submitted in June, after consultations and joint assessment with Regional, Provincial and Municipal Authorities. Its legal status will be that of an additional budget package and it will have to be approved by October. This additional budget package will achieve our twofold objective: it will relieve congestion during the approval of the budget, while giving local authorities sufficient time to devise their own autonomous fiscal policies. Last but not least, it will actively involve local authorities in the process leading up to the design of fiscal policy since its early stages, when sectoral objectives are set, thus launching a practical discussion and encouraging the sharing of information, effort and responsibility.
     After the start of Parliamentary proceedings on the delegated legislation on Title V of the Constitution, on the basis of consultation and loyal cooperation principles, Regional authorities and the other levels of government will be systematically involved in the definition of sectoral policies (improvement and optimisation of spending; action on housing and infrastructure, tax authorities and the South) building upon the positive experience made with the Health Agreement.
     While waiting for the approval of the delegated legislation on the code of local government and the delegated legislation on fiscal federalism, as well as for the enactment of the relevant legislative decrees, it is necessary to ensure the full implementation of the existing regulations governing the devolution of the government’s administrative functions to the local authorities. For some areas of responsibility which are being devolved to the local authorities, the procedure has not been completed yet, in some cases due to insufficient resources transferred (or yet to be transferred) to Regional and local authorities to fund functions to be brought under or taken away from the purview of central government.
     At local level it is essential to pursue a policy that supports mountain areas and mountain municipalities that is consistent and innovative, capable to enhance their economic potential, based on the principles of local specificities, sustainable development, economic cohesion and subsidiarity. To this end and within the limits of available resources, an increase in the financial endowment of the National Mountain Fund10 would allow a more extensive programme of special investments for mountain development, also through a new Government bill on the enhancement and protection of mountain regions, possibly turning the fund into an equalisation facility.
     Moreover, in local government, equal importance should be attached to islands, by enhancing and promoting the sustainable development of smaller islands. It is a significant objective, also envisaged by Art 158 of the Amsterdam Treaty, aiming at promoting those areas, by redressing the structural inequalities which mainly affect islands, through a concrete policy aimed at truly ensuring economic and social cohesion. In this connection, specific energy, transport, and competition policies are needed, aimed at improving the conditions and the quality of life in the above-mentioned areas; furthermore, measures are needed to assist firms based on islands, so as to allow them to be equally competitive with those headquartered in mainland Italy.

[10]	Envisaged by Law No. 97/94.
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     A further goal is improving the systems to assess the quality of the action of all levels of government, with the twofold objective of improving their efficiency and cost-effectiveness and reducing costs and gaps. These objectives may also be pursued by envisaging measures aimed at encouraging joint management of public services by more than one local authority.
     Within the limits of available resources, it is necessary to promote a Fund aimed at enhancing and promoting the socio-economic conditions of the border areas between ordinary Regional Authorities and Special-Status ones to discourage the phenomenon of municipalities seeking autonomy.
     In this connection, we would be remiss if we failed to mention minorities, pursuant to Art. 6 of the Constitution and Art. 22 of the EU Charter of fundamental rights. Within the limits of available resources but through the appropriation of sufficient funds, the protection of historic and linguistic minorities must be ensured, as they are an important factor for the country’s civil development.
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IX.	APPENDICES

IX.1	SOCIAL JUSTICE
     Social justice continues to be a priority objective of the Government’s policy strategy. Economic and social changes in Italy in recent years have impacted the income levels of Italian households. The latest available data about the distribution of income, which are comparable to the rest of the European Union, show that the richest 20 per cent of the population in Italy owns 5.6 times the income of the poorest 20 per cent, while the Gini concentration index (which measures inequality) is 0.33; the figures are higher than the European average, among the highest of the EU 15 countries, and significantly lower than Portugal only. Differences among the Italian regions are also significant, with Sicily and Campania having the highest indices, and Tuscany and Friuli-Venezia Giulia having the lowest.
     Social justice can also be measured through the concept of relative poverty, an indicator which is focused on the low end of the income distribution (or of consumption), counting the number of people whose income (consumption) is below a given threshold. Eurostat data—according to which a person with disposable income below 60 per cent of the national median income is at risk of poverty—indicate that 19 per cent of Italy’s population is living in state of relative poverty. The figure is similar to that for the other large Mediterranean countries, but well above the European average (16 per cent) and, in general, one of the highest in the European Union.
     ISTAT (Italian National Statistical Office) uses a different methodology, considering a two-person household as ‘poor’ when that household’s consumption is less than the national per capita average1. The national data are not comparable with the data from the other countries, but they do allow for making a comparison over time, given the availability of relatively long historical series of data. Though changing in line with economic trends, relative poverty has been basically stable over time. The 2005 data show the number of people living in poor families has remained constant at more than 13 per cent of the population, even though there has been a simultaneous decrease—due to a change in the composition of poor people by household type—in relative poverty among households (a change that is not statistically significant). The geographic distribution of poverty levels is extremely varied, with the rate in southern Italy (24 per cent) being four times higher than the rate for the central areas of the country and more than five times higher than the rate for the northern areas. At regional level, the values range from more than 30 per cent in Sicily to less than 3 per cent in Emilia Romagna.

[1]	In other words, ISTAT (The National Statistical Office) calculates the poverty threshold in terms of consumption (instead of income), using the average per-capita figure as a reference (instead of the equivalent median) and a different equivalence scale, the ‘Carbonaro scale’, instead of the ‘modified OECD scale’. ISTAT also publishes the figure almost exclusively in terms of poor households (instead of individuals who live in poor families).
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     As to the breakdown by household type, bigger families are at greater risk of poverty, with the rate thereof at just under 25 per cent and growing. Couples with at least one person over the age of 65 have a high rate of relative poverty, though it is declining. The rate of couples with one child is growing.
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     Similar indications are derived from the analysis based on the age of the head of the household, with a decrease in relatively poor families headed by an elderly person (though the rate is still the highest) and a parallel increase in relatively poor families headed by a person under the age of 35.
     The absence of a national initiative to combat poverty—at least in its extreme forms—affects the redistributive capacity of Italy’s social-protection system. Eurostat data are useful in this regard since, according to its methodology, they report the rates of relative poverty before and after family transfers. While the reduction of poverty ensured by pensions in Italy is just above the European average (19 points, or two points higher than the EU average), the effect of other social transfers is very limited (reducing the rate of poverty by five points, versus the EU average of ten) and is similar to that for other countries in southern Europe.
     However, the relative poverty figures do not indicate the worst economic situations of privation. Such situations are shown by an indicator of absolute poverty, which is currently not available in Italy2.
     Another approach is the so-called ‘subjective poverty’, an index elaborated by the Institute for Studies and Economic Analyses (ISAE) that measures the opinions of households about the extent to which their income is adequate to allow for living a dignified life. During the most recent year, subjective poverty essentially stabilised at the prior-year level, after having increased very dramatically between June 2003 and June 2005, when households noted a strong increase in the cost of living, probably due to the introduction of the euro. Thereafter, this perception gradually disappeared.

[2]	The absolute poverty index has been estimated by ISTAT (Italian National Statistical Office) to be around 4.5 per cent of households for the years from 1997 to 2002. ISTAT has set up a specific Commission for the purpose of reviewing the methodology since the previous absolute-poverty threshold had become obsolete.
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     An important aspect of assessing justice is equal opportunity. An individual’s background sharply influences his opportunities, and social mobility needs to be studied in order to measure this phenomenon. Equal opportunity is normally measured through absolute and relative inter-generational mobility indices.
     ISTAT’s most recent data on inter-generational mobility indicate that the percentage of individuals who changed social class in comparison with their parents (absolute mobility rate) was 63.6 per cent in 2003 and that the rate was higher for women than for men3. The data on relative mobility4 for the same year point to minimal social inter-generational fluidity, i.e. the limited nature of mobility opportunities from one class to another.
     Changes over time are not very rapid. In the case of absolute mobility, they depend on structural modifications that take place in the job market: as people have left the countryside and the services sector has expanded, the chances for improving social class have got better. Relative mobility, in turn, is linked to the rigidity of the social structure. Education represents an important element for promotion, but the opportunities for certain educational achievements are sharply influenced by family origins. For example, 71 per cent of the children of university graduates finishes secondary school, against 14 per cent of those whose father has only an elementary education. In addition, more than 90 per cent of university graduates’ children enrol at university, versus 42 per cent of the children of parents having completed elementary school only.
     An estimate of inter-generational mobility among job-related classes is represented by the inter-generational mobility of income. The inter-generational elasticity of income has been computed for the world’s leading industrialised countries; the indicator measures the average magnitude of change in children’s income to changes in their parents’ income.

[3]	ISTAT (Italian National Statistical Office), 2005 Annual report.

[4]	Relative mobility compares the opportunities to reach a certain objective for persons coming from different classes.
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As the value of elasticity increases, the value of the inter-generational mobility of income decreases. According to recent data gathered by the OECD5, Italy has inter-generational elasticity of income equal to around 0.5, which is one of the highest levels among the OECD nations and similar to the levels reported for the United States, Great Britain and France. The indicator for Italy thus shows a strong correlation between parents’ income and the income of their children. Countries such as Sweden, Germany and Spain are at an intermediate stage, while Canada, Finland, Norway, Austria and Denmark show stronger inter-generational mobility of income, with the elasticity values falling below 0.2.
IX.2 LABOUR PRODUCTIVITY
     With the recovery currently under way, Italy is moving beyond a period in which GDP growth came to a virtual standstill. The period, which lasted from 2001 to 2005, can be viewed from a historical perspective as part of a longer term period in which Italy’s economic growth has trended downward. The recent slowdown, however, was very intense, particularly with regard to the decline in the level of productivity. Relying on the traditional growth-accounting framework, the components of growth having the greatest impact on the economy’s negative performance over the five-year period are reviewed below. In order to formulate economic policies, it is important to consider the factors discussed here, monitor their performance and take due notice of changes in their behaviour. From this point of view, 2006 yielded some encouraging signs which — if confirmed in coming years — would indicate a turnaround in the trend.
     GDP growth can be achieved by increasing the number of employed or by increasing labour productivity, which is equal to the ratio between GDP (Y) and the number of employed (L). Reviewing the Italian economy’s performance in recent years, it is possible to note that increases in employment were seldom matched by increases in productivity. A growth-accounting analysis supports this argument. Starting from the assumption that GDP is the result of a Cobb-Douglas production function, with constant returns to scale, where A represents total factor productivity, K is the capital stock, H is the number of hours worked per capita and α is a technological parameter6, the previous relationship can be expressed as follows:

     The other variables introduced into the equation are: WP — the working age population; PART — the participation rate; and UR — the unemployment rate.

[5]	See d’Addio A.C., “Intergenerational transmission of disadvantage: mobility or immobility across generations? A review of the evidence for OECD countries”, OECD Working Papers n. 52, 2007. The value of the index for Italy is taken from Piraino P., “Comparable estimates of intergenerational income mobility in Italy”, Quaderno dell’Università di Siena, Dipartimento di Economia Politica n. 471, January 2006. The micro data used as the basis for calculating the index were taken from surveys conducted by the Bank of Italy about the wealth of Italian households. The data related to the income of fathers are from 1977, and those related to the children’s’ income are from 2002.

[6]	Assuming perfect competition, the α parameter is also equal to the share of labour to total GDP; for this analysis, the parameter has been kept constant and is equal to the historical average for the past 15 years.
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     Starting from the previous equation, it is possible to come up with a formula that attributes the change in GDP to the variables in the right-hand side of the equation. For example, the contribution of capital deepening (i.e. increase of intensity of the capital factor) is shown by the formula within the first parenthesis.
     The graph below shows a breakdown of GDP growth for the 2001-2005 period, as well as for the two preceding five-year periods. In order to provide an additional time perspective, the breakdown for 2006 has been included as well. The descriptive approach used does not capture the causality relationships between the variables; quite the opposite, in interpreting the evidence, it should be noted that some of the growth components can move in different directions because there are trade-offs between them, at least in the short run.
     The 2001-2005 period stands out for the significant decrease in GDP growth, to be attributed almost exclusively to a decrease in labour productivity. In growth-accounting terms, the latter decrease stems from a change (which is actually negative) in total factor productivity. The latter aims to measure a set of aspects such as technological advancement, the organisation of the factors of the productive process, market regulation, and so forth. The contribution of employment is favourable. The contribution of the participation rate remains positive, even though it does not look that impressive when compared with the 1996-2000 period. In addition, the contribution of the reduction of the unemployment rate dramatically improves, reversing the trend of the early nineties. The contribution of the working age population returns to being slightly positive; a more detailed breakdown thereof shows that this is due to the intensification of the flow of immigrants to Italy. Finally, the contribution in relation to the number of hours worked is clearly negative and getting worse.
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     Several summary conclusions can be drawn from the review of the evidence presented above. First, the decreases in total factor productivity and in the number of hours worked are, in part, a reflection of the favourable trend of the labour market The stepped-up use of certain types of contracts (i.e. contracts for part-time employment, and to a lesser extent, for temporary workers) has led to a reduction in the number of hours worked per capita. Given its greater flexibility as a result of the use of new types of contracts, the labour market has been able to accommodate the hiring of a significant number of people, thereby favouring a dramatic decline in the unemployment rate. At the same time, however, businesses have often recruited new workers for positions involving limited professional skills. In addition, the productivity of the ‘marginal worker’ generally tends to be lower than that of the ‘average worker’. This also contributes to explaining the decrease in total factor productivity.
     Several questions that remain open can be clarified, at least partially, by referring to various recent studies. The first question regards whether or not the setbacks in terms of total factor productivity can mostly be attributed to unfavourable sector trends. More detailed sector analyses7 (at the industry level) show that, with very few exceptions, the decrease in productivity affected all sectors of the Italian economy. Furthermore, a changing mix of employment, with jobs being shifted out of high productivity sectors to less productive sectors (typically the shifting of jobs from manufacturing to services) had a very limited impact.
     The contribution of capital to growth remained fairly stable during the 2001-2005 period, in comparison with the preceding five years, though it was significantly lower than in the early nineties. The lower cost of using the labour factor merely caused the accumulation process to slow down, even though the relative intensity of capital with respect to labour kept increasing. The higher return on capital—mostly in the service sector—explains why the flow of investments was not interrupted despite the economic stagnation and the greater convenience of the labour factor8. On the other hand, the positive contribution of both employment and capital deepening was matched by an abrupt decline in total factor productivity. Other countries (including European nations) have managed to achieve increases in employment and increases in productivity simultaneously. In this regard, authoritative analyses have shown how the problem in Italy is due to structural deficiencies that have afflicted the country’s economy for years9.
     This argument needs to be toned down, at least partially. The lower productivity growth can be partly considered a ‘side effect’ of labour market reforms. In addition, regularisation of illegal workers (such as Law 189 of 2002, the so-called Bossi-Fini Law, that concerned immigrants) may have contributed to increasing employment figures (for jobs that had previously not been counted), thus depressing productivity growth-assuming that ISTAT (Italian National Statistical Office) is adequately able to measure the

[7]	See, for example, Daveri, Jona-Lasinio (2005) “Italy’s decline: getting the facts right” II Giornale degli Economisti e Annali di Economia.

[8]	Torrini (2005) “Quota dei profitti e redditivita del capitale in Italy: un tentativo di interpretazione”, Temi di Discussione, Bank of Italy, documents this evidence.

[9]	See, for example: Faini, Gagliarducci (2005) “Competitivita e declino dell’economia italiana: un’anatomia del declino”, Astrid and the recent OECD Economic Survey: Italy (2005, 2007) and OECD Going for Growth (2005) and (2006), European Commission (2006), The EU Economy, 2006 Review.
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‘underground economy’. Indeed, a significant correlation has been seen between the increase in employment and the deceleration of productivity since 1997.
     A final note regards the data for 2006. It would obviously be incorrect to draw conclusions about trends in relation to a single year only, and one that ended on a positive note. The breakdown shown in the graph is thus given only for the purpose of hinting at what the future trends might be. In 2006, the decline in total factor productivity was interrupted; this should pave the way for a gradual rebound of the growth rates for the next few years. Such an outcome would mean a change in the framework represented by the 2001-2005 five-year period.
     Accordingly, as of 2007, the decrease in the number of hours worked should come to an end, partly as a result of the Government’s policies and also considering that the increases in atypical employment will not be of the magnitude seen in recent years. The effects of legalising immigrants will also fade away. This means the positive contribution of the change in employment to growth should be slightly smaller. The decrease in the unemployment rate is likely to be less pronounced, while it is reasonable to expect a more significant increase in the work force participation rate also as a result of the policies put into place by the Government. Capital deepening should, on the other hand, continue to provide a slightly positive contribution. The contribution to growth of total factor productivity is computed in growth accounting as a residual with respect to the performance of the other variables (including GDP). In reality, however, there are economic conditions that determine such a pattern. The strategies for economic policy outlined in the Economic and Financial Planning Document (DPEF) and illustrated in greater detail in the National Reforms Plan should, if effectively implemented, allow for a gradual increase in total factor productivity, and in general, the country’s potential growth.
     The exercise above is based on national accounting data, and thus provides indications that are sufficiently reliable. Still, there is an evident limit inasmuch as the level of sector detail is not adequate for carrying out microeconomic analyses about productivity trends. This limit generally becomes even more stringent in the event of international comparisons since the data in this regard — even when they are available — are rarely uniform or reliable.
     With the Lisbon Process aimed at improving the economic performance of the EU through structural reforms, high quality data are essential for monitoring the performance of key aggregates and evaluating the outcome of reforms. In addressing these needs, the European Commission sponsored a project to construct a database (known as EU KLEMS) that involved the input of various research institutes. The version of the database published in March 2007 is actually very detailed in terms of its breakdown of sectors (up to 60) and it covers almost 30 nations.
     At any rate, it should be noted that the data available are through 2004 only, and that the quality thereof is still being examined by the national statistics institutes. A version that is more up to date (with data through 2006), and more importantly, more reliable, is expected to be released during December 2007. The database will likely get its final validation and be made even more reliable in the future via the direct involvement of Eurostat.
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IX.3 ITALIAN HOUSEHOLDS’ FINANCIAL WEALTH
     According to the recent estimates published by ISTAT (Italian National Statistical Office) about Italian households’ disposable income, the propensity to consume in 2006 was 1.3 percentage points higher than 2005, with a consequent reversal of the decreasing trend of the previous five-year period.
     It should be noted that the figure for 2006 is not yet considered definitive given revisions being made to income statistics.
     In any event, the apparent turnaround in 2006 can be a starting point to try to explain the contraction in the propensity to consume during the 2001-2005 period. The dynamics of income and wealth can be numbered among the medium-term factors.
     The moderate growth of disposable income seen in the past five years was matched by stagnation in the growth of labour productivity and the economic system as a whole: within a ‘life-cycle income’ framework, this could have limited the growth of ‘permanent income’.
     The fact that households witnessed a decrease in their financial wealth after 2000 (also in relation to disposable income) may have been another factor responsible for depressing the propensity to consume. In other words, individuals may have opted to defer spending so as to rebuild the real value of their financial assets after having sustained huge capital losses. Despite the sharp rebound of stock prices in recent years, the value of net wealth has never climbed back to the pre-2000 level for two reasons.
     The first has to do with the fact that Italian households shifted a significant amount of their assets into liquid and short-term instruments. During the 2000-2006 period, the change in the mix of household financial assets benefited the more traditional instruments10: liquid assets as a percentage of the portfolio rose by almost 2 percentage points, while investments in securities were 2.5 points higher and the portion of the portfolio invested in insurance products rose by more than 6 percentage points. At the same time, the holdings in mutual funds decreased by 8 points, and the holdings in equities fell by more than 2 points. Today, the average portfolio for an Italian household is once again similar to that in the early nineties, with one important difference: back then, the portfolio was concentrated in government securities, whereas today it is more diversified.
     One can appreciate the peculiar nature of the re-allocation of assets by comparing what happened in the largest European countries. Portfolios for households in Germany, Spain, France and Italy were examined for the December 2003-September 2006 period in order to evaluate the way in which they were re-configured during the recovery of the equity markets. The comparison shows that the reconfiguration of portfolios had very different effects in the four countries, even though there were some similarities.
     In Italy and Germany, there was a general propensity for limited-risk investments. The weight of equities rose in both cases by a few percentage points, a figure well below the percentage gains in share prices. Among the four countries, Italy had the biggest

[10]	In addition to the marketing policies of banks and insurance companies, various financial scandals (e.g. Cirio and Parmalat) and the Argentine bond ordeal soured many Italians on the prospect of financial investments and/or higher risk securities. As a result, many households put their money into liquid assets or real estate.
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reduction in the weight of the mutual fund component. In Spain and France, the recovery of the equity component was instead more pronounced. In France, assets were shifted out of liquid instruments and into medium- and long-term instruments, mainly due to the widespread use of equity savings plans. The percentage of the portfolio held in liquid assets decreased by 3,3 points in France and around 2 points in Spain.
     The different mix of financial assets within the household portfolios for the various countries had an impact on the growth of the portfolios during the most recent three-year period: in Spain and France, the stock of financial wealth grew by rates of between 25 and 30 per cent, mainly due to the higher holdings of equities at the time of the market’s revaluation, while in Germany and Italy, the growth was around 15 per cent.
     The second reason for the limited growth of the net financial wealth of Italian households is related to the sharp expansion of consumer debt. Given the reduction of interest rates (6 points between 1997 and 2006), and the resulting changes in the credit market and in issuing policies of credit products, the debt of Italian households grew by an average annual rate of 13.4 per cent between 1985 and 2005, or by 9.3 per cent per year in real terms. Consumer debt amounted to 38.2 per cent of GDP at the end of 2005, compared with 11.9 per cent at the end of 1985. Measured against disposable income, consumer debt went from a very low 20 per cent during the eighties to more than 50 per cent in 2005.
     During the most recent four-year period, the trend has significantly accelerated as a result of the growth of the medium-/long-term debt outstanding under residential mortgage loans made available by banks and other lenders.
     If compared with the other countries in Europe, the ratio of consumer debt to disposable income in Italy is still quite low: 43 per cent in 2005 versus 66 per cent and 100 per cent, respectively, for France and Germany. On the other hand, the ratio between financial assets and financial liabilities for Italy is almost double the average for France and Germany, and is showing a decreasing trend versus a stable average for France and Germany.
     In recent months, too, the growth of household indebtedness has been very strong, spurred by financing conditions that are still favourable and by improvement in consumer confidence. The rate of growth of residential mortgage loans has tended to ease, though it is still robust11 and keeping pace with the rate of growth of consumer credit, which is still a very small part of total household debt (12 per cent versus 59 per cent for mortgages). Even though the expansion of consumer credit is marginal compared to the mortgage market, it may still have represented a stimulus to the growth of the market for consumer durable goods, which represent an increasing portion of total expenditures.
     The reduction of interest rates, on the one hand, and capital losses on the wealth invested in equities, on the other hand, have thus facilitated the allocation of savings to real property assets — first and foremost, to housing — and this may have had the effect of crowding out consumption. Unfortunately, data about the real wealth of Italian

[11]	In March 2007 the respective year-on-year rates stood at 10.6 per cent and 11.6 per cent.
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households are not available. Although with some caution (due to imprecision)12, the residential housing stock (which contains properties owned not only by families, but also, for example, properties owned by the public sector and insurance companies) used as a proxy of property assets would suggest that the stock of real wealth has grown, even though at rates that are not as high as anecdotal evidence might suggest.
     In summary, the stagnation of the economy’s productivity (which also encompasses expectations about the growth of future income), in reducing the life-cycle income, seems to have prompted households to act cautiously. Such caution seems to have been increased by uncertainties about the financial markets (and about the equity markets in particular), and reflected in consumer confidence in Italy. This probably caused a more defensive posture, including via the allocation of savings to liquid (low-risk, low-return) instruments and to the property market. While this may have made it possible to defend the real value of financial wealth and to increase the value of property assets, it nonetheless precluded the possibility of benefiting from the rebound of share prices (which, instead, was not the case in France or Spain) and it limited the possibilities for consumer spending (given the need to pay down the debt contracted).

[12]	According to data compiled by the Bank of Italy on Household Income and Wealth, total household wealth (financial and real assets) is around nine times the disposable income, whereas with the available data, the wealth figure would be equal to only about six times.
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IX.4 TREND OF THE PROPERTY MARKET IN ITALY
     In general, the real estate market around the world has enjoyed exceptional growth since the nineties. The only two major countries not participating in the recent property boom are Germany and Japan, both of which faced a serious real estate crisis during the nineties.
     The key attributes of the building cycle in recent years can be summarized as follows:
1.	Growth of demand for housing triggered by the fall of interest rates;

2.	Growth of investments in construction, spurred by the higher returns linked to high prices;

3.	Indirect effects of the building boom;

4.	Wealth effects in general. The increased value of housing has positively influenced the level of consumption.
     The aforementioned attributes have been seen in general in all of the economies involved, albeit in varying intensity. The enthusiasm about the sector has generated a heated debate about the possibility of a hidden bubble about to burst that could have adverse consequences on the economic system. Although there is no consensus about the existence of a bubble, the focus on the question has intensified during the past year as a result of the slump in various market indicators in the United States. More recently, signs of a downturn in the property market have also begun to emerge in the countries of Continental Europe. In Spain, Europe’s highest-growth property market by far, various indications of the market settling have caused conspicuous corrections in the share prices of property companies.
     In Italy, the real estate market constitutes traditionally one of the most difficult markets to analyze, especially because the market data are less detailed and not as accessible as they are in the Anglo-Saxon markets. There are big gaps in the data for two types of variables: short-term business indicators (for example, housing starts, building permits, and property sales) and housing prices. In many countries, such data are published monthly. However, the available data make it possible for getting an overview of market conditions. ISTAT (Italian National Statistical Office), for example, gathers and reports information about the activity of construction firms; the Italian Institute for Studies and Economic Analyses (ISAE) surveys of firms in the sector provide feedback about confidence and make it possible to come up with a sector overview at a qualitative level; finally, the Bank of Italy supplies information about the trend of loans made to households for the purchase of housing. Analyzing all of these data, it is possible to try to quantify the real estate boom in Italy.
     The first element is the relationship between highly expansionary monetary conditions of recent years and the propensity of households to incur debt in order to purchase a home. From this standpoint, it should be noted that the effect of structural change in the availability of credit to families has been more pronounced in Italy than anywhere else.
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     Indeed, for a long time, Italy had high interest rates that adversely affected the growth of the mortgage loan market13. Thus, with Italy’s entry in the Euro Area, it was very clear that Italian market for mortgages would do nothing but expand. Thereafter, exceptionally low interest rates generated a steady increase in the propensity to incur debt, and even though the debt stock of Italian households is still very low (given an extremely low starting point), the magnitude of disbursements each quarter has been constantly rising over the past decade. According to the Bank of Italy’s data, the financing (other than short-term financing) for the purchase of real estate by households amounted to around €16 billion per quarter during the second half of 2006. This is a key indicator, because in equalling more than 4 per cent of GDP, it compares with a value of just over 1 per cent of GDP at the start of 1998. The home mortgage boom has also removed the liquidity limitation that prevented many families from buying a home. This has contributed to raising the percentage of families living in a home which they own (which was already high at the end of the nineties) to more than 80 per cent today.
     Flooding the property market with additional resources (such as what occurred with the mortgage loan boom) could do nothing but prop up housing prices, thereby boosting the profitability of firms active in the sector. As in the case of what happened in other countries, the higher expected earnings fuelled the sector’s investment. An estimate of the intensity of the increase in economic activity can be obtained from the simple representation of the level of residential investment at constant prices. As shown by the graph below, Italy has never been as active in the construction market as it has been in recent years. For example, the cycle in the second half of the eighties palls in comparison with the trend of recent years.

[13]	Even though the real cost of debt is theoretically the most important variable for anyone borrowing money, the availability of credit is linked to the trend of nominal interests. With real rates being equal, it is possible that a higher nominal rate implies non-availability of credit if this makes consumers face liquidity limitations.
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     Between 2001 and 2006, the total investments in construction generated a contribution to GDP growth equal to 1.7 percentage points. The demand-driven effects (e.g. effects on consumption from the increase in employment) then need to be added. Considering that the cumulative growth of Italy’s GDP during the period was 7.6 per cent, it is easy to see how building provided important support to the economy during a weak phase in the cycle. As shown by employment data, building activity alone accounted for an increase of roughly 350,000 jobs. Considering that activity in the construction sector influences employment throughout the manufacturing sector (e.g. the non-metalliferous minerals processing industry and the wood processing industry) and the services sector (banks, real estate agents, design studios), it is easy to see how important the property boom has been with regard to employment overall.
     While Italian households modified their behaviour during the real estate boom, acting more like their Anglo-Saxon counterparts in relation to their propensity to borrow via a mortgage in order to finance the purchase of their homes, the same cannot be said with regard to the use of mortgages to borrow against the incremental value of the properties for financing consumer purchases (home-equity withdrawal), but this is probably more related to supply-side factors than to demand. The effect of the real estate boom on consumer spending has thus been restricted to the direct impact via the growth of the sector.
     The borrowing through mortgages in recent years has left Italian households with a higher debt stock. While the numbers are not exceptional (just under 45 per cent of disposable income, which compares with around 135 per cent in the United States), they are nonetheless to be weighted by taking into account the fact that Italy is a country with low private income, but with a high public debt. Thus, it cannot be presumed that the sensitivity of household budgets to changes in interest rates is much lower than in other countries, even through the transmission mechanism is evidently different.
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     It is naturally difficult to establish in Italy’s case — as in the case of other countries — if there really has been a ‘property bubble’. In any event, the sector in Italy has also witnessed significant growth of housing prices and of residential investments, led by the expansion of homeowner loans funded by the banking system. Accordingly, the recent growth of interest rates and the prospects for higher rates justify the apprehensions about the staying power of the construction sector. The impact of higher interest rates on the sector’s activity could also turn out to be significant The fact remains, however, that Italy has little exposure to two other risks. First of all, the link between housing prices and consumption is much weaker than in other countries. Secondly, the stock of household debt is much lower, and this minimizes the fears of insolvencies that might condition the future behaviour of banks.
IX.5 NON-FINANCIAL FIRMS: BALANCE SHEET ACCOUNTS AND SOURCES OF FINANCING
     The weight of the public sector within the Italian economy has fallen significantly since the start of the nineties as a result of both the reduction of direct and indirect subsidies to private-sector firms and the privatization of public financial and non-financial companies. At the same time, significant changes to the regulation of the financial services sector occurred, with the objective of promoting the use of stock and bond markets by both firms and investors. Finally, the introduction of the euro led to a decrease in real interest rates that may have favoured long-term borrowing by companies, and a wider market for bond and stock placements, particularly for large companies.
     It is thus interesting to analyze the change in the mix of the liability and equity accounts of Italian firms, and their sources of financing during this period of important changes. There is much literature dedicated to the analysis of the determinants of the corporate balance-sheet structure, and how that structure may influence a number of real variables and, in particular, the level and nature of corporate investments. While such literature is not conclusive about the optimal mix of financial instruments (debt and risk capital) for companies in advanced economies, the study of the mix of the liability and equity accounts allows some inferences about the extent to which the productive system relies on bank credit and the propensity of businesses to tap financing via stocks or bonds. The latter implies more in-depth monitoring of corporate governance by the markets.
     In comparison with the mid-nineties, Italian firms have dramatically restructured the right side of their balance sheet. The weight of shares has increased substantially, while a slight expansion of the weight of bonds has also occurred. The growth of the weight of publicly traded equities is also partially the result of the privatization programme. In the face of such increases, the weight of loans — particularly short-term loans — has declined significantly. As a result, debt/equity ratios have fallen substantially. Italian firms have also leaned towards lengthening the maturities of their debt, as shown by the reduction in the percentage of short-term debt to the total.
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TABLE IX.1: NON-FINANCIAL FIRMS IN ITALY — BALANCE-SHEET COMPOSITION, 1995, 2000, 2006 (end-of-period stocks, in %)

% of each component to the total	1995	2000	2006

Bonds	1.4	1.1	2.4
Loans	40.3	29.0	31.5
Shares and equity investments	35.9	54.6	50.1
of which: publicly traded equities	8.9	22.9	15.2
Other liabilities	22.4	15.3	16.0
TOTAL	100.0	100.0	100.0
Other balance-sheet indicators

Debt/equity ratio	116.2	55.1	67.8
Short term over medium to long term debt	137.2	131.0	79.1

Source: Our calculation on the basis of Bank of Italy, Financial accounts.
     In an international comparison, following the changes occurring in recent years, the liability-equity structure of Italian firms looks similar to the average for the Euro Area. In Germany and Italy, in particular, the weight of bank borrowing is still significant, whereas in France, the weight of shares and bonds is more pronounced. Outside of the Euro Area, the United Kingdom shows a predominant weight for shares, even though this has decreased compared to the mid-nineties. Finally, the short-term debt as a ratio of medium- to long-term debt is higher in Italy than on average in the Euro Area, though Italy’s ratio is in line with that observed in the United Kingdom14.
TABLE IX.2: COMPOSITION OF CORPORATE LIABILITIES, 2005 (end-of periods stocks, in %)

	Bonds	Loans	Shares	Other	Total

Italy	2.4	31.2	49.5	16.9	100.0
Euro Area[1]	4.2	30.5	50.7	14.7	100.0
Germany	2.9	34.7	47.4	15.0	100.0
France	5.8	19.8	62.4	11.9	100.0
United Kingdom	10.4	28.9	56.0	4.6	100.0

1)	2004.
Source: Bank of Italy, Annual Report, 2007.
     However, banks still represent an important source of financing for Italian firms. Even though the stock of loans has fallen in relation to total liabilities, the percentage of loans to total flows has shown a positive trend over the past 12 years. The percentage of equity financing was instead stable until 2001; thereafter, such percentage decreased in line with the decline in share prices, and then started to increase again in the 2005-2006 period.

[14]	According to EUROSTAT data, short-term debt as a ratio of medium-to-long-term debt was just under 80 per cent in Italy and United Kingdom in 2005, and less than 50 per cent in the Euro Area. In particular, in Germany, the ratio was equal to 35 per cent, while in France, it was slightly higher than the average for the Area (53 per cent).
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     Finally, alternative sources of financing such as venture capital are still not very important in Italy as in the rest of the Euro Area. Venture-capital investment experienced rather rapid growth in Europe during the late nineties, but then substantially decreased following the economic slowdown. In 2005, the level of venture-capital investment was still low, particularly in Italy and Germany, whereas France had the highest level of such investment than elsewhere. Outside of the Euro Area, venture-capital investments amounted to just under 0.4 per cent of GDP in the UK in 2005, close to the 2000 peak.
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     In conclusion, the financial structure of Italian firms is today much different than it was in the mid-nineties and it looks similar to that for the Euro Area, and for Germany, in particular. Still, the percentage of shares to total financial liabilities and equity is still significantly lower than in France and the UK, Furthermore, loans still represented the largest share of corporate financing in Italy during the first half of the present decade, probably helped by low interest rates. Finally, venture capital still accounts for only a marginal percentage of corporate financing in Italy, as it is the case in most of the other Euro Area countries. This may be interpreted both as a cause and a symptom of the limited propensity towards innovation that characterises the Italian productive system.
IX.6 QUALITATIVE UPGRADING OF ITALIAN EXPORTS IN TRADITIONAL SECTORS
     The gradual contraction of Italy’s share of the international export markets over the past 10 years has mainly affected those sectors in which Italy is mostly specialized, especially the traditional Made-in-Italy sectors in which competition from emerging economies has been particularly intense. During the last five years, the decline in market share has speeded up in terms of volumes. Recently, Italy’s share with respect to some important and representative sectors has fallen further. In textiles and footwear, the figures dropped, respectively, from 7.5 per cent and 13.1 per cent in 2005 to 7.1 per cent and 12.1 per cent in 2006, whilst market-share losses have been more limited for apparel. Even in sectors where global demand has been very dynamic (e.g. machinery and equipment and tooling), Italy’s loss of market share has been significant.
     On the other hand, market share in value terms has remained relatively stable in the face of a significant increase in the prices (average unit values or AUV) of exports. Overall, the growth of the AUV for Italian exports has been considerably stronger than in other leading EU countries. In general, the AUVs have increased the most in areas in which Italy has the greatest level of specialization, and it is also in these areas in which the quantities exported have contracted the most, including exports to other leading European partners. Only France seems to show a clearly comparable trend.
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     With reference to the debate described below, it is still widely believed that Italy’s current situation can be attributed to the use of the ‘wrong’ productive specialization model. According to this view, the model is too strongly oriented toward traditional non-specialised, labour-intensive sectors in which the size of the average firm is typically smaller relatively to that seen in main competitor countries, with there being thus little incentive for innovation.
     A less pessimistic interpretation comes from recent empirical studies on Italy’s trade patterns,15 according to which the increase in AUV may not reflect the loss of competitiveness of Italian products in the international markets, but rather the result of strategic decisions made by Italian firms in order to tackle competition from emerging markets. According to this view, Italian firms are reacting to market-share erosion by: (i) transferring offshore the low added-value phases of production, in line with increasing globalisation of productive processes or abandoning lower quality products; and (ii) vertically differentiating the goods produced via qualitative upgrading.

[15]	See the Masi Foundation’s forthcoming publication: “L’export italiano alla sfida della qualità”.
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     This strategy would allow Italian firms to ensure their market power while dealing with the competition from emerging markets.
     With the transformation under way, Italian exports should again be able to satisfy a greater share of global demand and Italian industry should thus be able to defend its share of world trade more successfully. In this context, the good export performance seen since early 2006, including in traditional sectors, could represent a favourable signal.
     From a theoretical perspective, while economies of scale and horizontal differentiation explain the occurrence of intra-industry trade,16 with specific factors of production and vertical product differentiation, the increased competition can force firms in advanced economies to upgrade quality17. More specifically, a country’s productive specialization does not only relate to the quantity and variety of the goods produced. In other words, some countries tend to specialize in high-quality sectors, while others produce (and export) lower quality goods.18 There is a broad, albeit controversial,19 range

[16]	Helpman E. and Krugman P., 1985, “Market structure and foreign trade”, MIT Press.

[17]	Petrucci A. and Quintieri B., 2001, “Will Italy survive globalisation — A specific factor model with vertical product differentiation”, in “Fragmentation — New product patterns in the world economy” compiled by Arndt S.W. and Kierzkowski H., Oxford University Press.

[18]	Hallak J., 2005, “Product quality and the direction of trade”, Journal of International Economics 68(1). Hummels D. and Klenow P., 2005, “The variety and quality of a nation’s exports”, American Economic Review, 95. Schott P., 2004, “Across-product versus within-product specialization in international trade, Quarterly Journal of Economics, 119(2).

[19]	Typically, in absence of information about the quality of traded goods, the empirical literature proxies quality with price indicators. The use of average unit values, i.e. ratios between values and quantities exported, adds another critical element since they reflect both the prices of exports and the mix of goods exported in a sector over a given period of time.
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of empirical literature about measuring the quality of goods, in particular, goods traded internationally.20
     Starting from the data in relation to the prices of exported products, the analysis below attempts to quantify a potential qualitative restructuring of Italian exports in traditional sectors (and in particular in the various sectors of the fashion business — textiles, apparel and footwear) on the basis of two indicators (absolute and relative qualitative change). The same exercise will then be carried out for three European competitors (Germany, France and Spain).21 According to Borin and Quintieri22, the absolute qualitative change is measured by breaking down, at time (t), the aggregate price-quantity index (PQt) into the sum of three effects, ‘internal effect’ (ΔPt) ‘composition effect’ (ΔCt) and ‘combined effect’ (ΔCBt):
     While the first effect captures the AUV change within the various outputs (in other words, it captures the general trend of prices of a country’s exports without taking into account productive specialization), the second effect takes into account the productive specialization and is positive if the country exports a higher percentage of products having an average unit value that is above the international average. The third effect, finally, identifies possible shifts towards outputs when AUV increases above (or below) the sector average.
     The relative qualitative change is instead measured by the price-quality difference index (GPQi) that quantifies, at time (t), the difference in terms of price and quality between exports of country (i) and those of a reference market23, and it is the sum of an ‘internal difference effect’ (GPi), ‘composition difference effect’ (GCi) and ‘combined difference effect’ (GCBi)
     If the first indicator is positive, it shows that the country exports goods whose AUV is higher than that of the reference market. The difference in composition is instead representative of the type of country’s specialization in a given sector (degree of specialization in goods with higher AUV). A positive value of the combined difference

[20]	See Borin A. and Lamieri M., 2007, “Misurare la qualita dei beni del commercio internazionale”, in the Masi Foundation’s “L’export italiano alla sfida della qualità, for a detailed review of the issue.

[21]	For more comprehensive information about all Made-in-Italy sectors, including food products, furniture, crystal and china, and jewellery, see the Masi Foundation’s forthcoming publication, “L’export italiano alla sfida della qualità.

[22]	Borin A. and Quintieri B., 2006, “Prezzi più alti o qualità migliore? II caso delle exports italiane di calzature”, in ‘Rapporto ICE 2005-2006 L’Italy nell’economia Internazionale’. The authors introduce a methodology based on Aw B. and Roberts M., 1986, “Measuring quality change in quota constrained import markets: The case of U.S. footwear”, Journal of International Economics, 21 and Menzler-Hokkanen I. and Langhammer R., 1994, “Product and country substitution in imports”, Weltwirtschaftliches Archiv, 130(2).

[23]	The index is computed as the percentage difference between the previous price-quality indicator calculated for a country, and that for a market of reference, e.g. the world.
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effect is instead suggestive of country’s specialization in outputs whose export AUV is higher than that of competitors.
     The results of the analysis earned out on EUROSTAT data over the 1998-2005 period are shown in Charts 3-6.24
     In the case of Italy and at an aggregate level, the absolute price-quality index for the textile-apparel sector (not reported here) has remained roughly stable, though fluctuating somewhat over time.25 This is the result of the diverging trends of the two sectors.
     In the apparel sector, the overall indicator rises gradually from 1998 to 2005, at a growth rate close to 4 per cent in annual terms. In the footwear sector, the trend of the indicator is particularly pronounced.
     As to the various components, it is noted that the internal effect is dominant in explaining the trend of AUVs in both the textile-apparel and footwear sectors.

[24]	The analysis confirms, on the basis of the most recent data, the results contained in the various reports included in the Masi Foundation’s publication “L’export italiano alla sfida della qualità”, widening, however, the investigation to France, Germany and Spain.

[25]	The price-quality indicator seems to accelerate as of 2005, in parallel with the elimination of trade barriers due to ‘Accordo Multifibre’. Provisional 2006 data seem to confirm this trend.
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     With reference to the first sector, the analysis was carried out by looking separately at the upstream and downstream developments of the production chain. In general, it was found that the export prices of textiles increased to a much lesser extent than those of apparel products. This can be explained by the fact that the textile sector is relatively more capital intensive, and it is thus better able to contain unit production costs. For apparel, the increase in the absolute qualitative change indicator seems to be mostly explained by the internal effect, in line with the aggregate result, while the two other effects have opposite signs and tend to offset one another26. The composition effect, in particular, could suggest the occurrence of a change towards goods with AVU higher than the sector average.
     In the case of footwear, both the composition and the combined effects are negative over almost the entire observed period, with the result that the internal effect indicator exceeds the total effect. Accordingly, the qualitative upgrading, if any, would be in this case within the various outputs, without having caused a change in the type of goods exported27. On the other hand, it should be noted that Italian footwear exports are already concentrated in products with high AUV, and thus the margins for further qualitative upgrading are limited.
     The chart below reports Italy’s relative quality indices vis-à-vis EU imports from the world.

[26]	Armenise et al. observe that Italian firms show different behaviors in the European and non-European markets, respectively, with the prevalence, in the former, of higher initial export prices. This is likely to reflect, in the foreign market, greater concentration of high quality merchandises. Armenise M., Giovanetti G. e Luchetti F., “Strategie di prezzo e qualità nelle esportazioni italiane: il settore tessile-abbigliamento”, in the Masi Foundation’s “L’export italiano alla sfida della qualita”.

[27]	See Borin A. and Qiuintieri B, “Prezzi più alti o qualità migliore? Le esportazioni italiane di calzature”, which is part of the Masi Foundation’s forthcoming publication “L’export italiano alla sfida della quaiità”.
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     The differential is positive for all sectors analysed and more pronounced in the most recent five-year period. As to various components, the internal difference effect dominates, thus implying that the AVUs of Italian exports are systematically higher than those of the main competitors in the international markets. The negative value observed in the combined difference indicator could infer losses of market share in those sectors where the trend of export prices has been more dynamic than competitors’, or, with market share being held constant, a process of gradual convergence of international prices vis-à-vis those set by Italian exporters.
     The international comparison with France, Germany and Spain shows that the process of qualitative upgrading in the sectors analyzed has mainly occurred in Italy, though traces of repositioning towards goods vertically differentiated upward can also be seen in the case of France, and, even more so, in the case of Spain, in the footwear sector.
     In conclusion, the trend of the prices of Italian exports in the past decade is not necessarily an indication of the inability to hold down production costs, including due to Italy’s productive specialization in traditional, non-capital intensive sectors with a high degree of unskilled labour intensity. Recent empirical literature suggests an additional explanation. Some Italian firms are gradually repositioning their production towards goods with a higher average unit value. This would allow them to gain market power through a strategy of quality upgrading. The analysis presented above provides some indications — albeit limited — that are consistent with this hypothesis. As to Italian main
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competitors in Europe, the differential in export prices (especially, in apparel) would reflect Italy’s repositioning of its output towards products with AVU higher than the average, instead of reflecting Italian firms’ mere loss of competitiveness in the international markets. On the other hand, there is no clear evidence of quality upgrading in the footwear sector, due to the fact that the Italian footwear industry is already positioned in production with high average unit values.
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IX.7 IMPACT OF DEREGULATION ON PRICES
     The reform process in Italy has resulted in major revisions to regulations, particularly in the services sector where additional initiatives were needed so that the previous deregulation efforts could wield their full effect. The Government’s action in this area is designed to go hand in hand with the progressive improvement of both economic growth indicators and price trends. In May, the national consumer price index computed by ISTAT (the Italian National Statistical Office) stood at 1.5 per cent, close to the lowest level on record since May 1999.
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     At present, it is difficult to evaluate even the partial economic impact of the legislative measures already implemented, but in the limited cases in which it is possible to measure the price trends, the first results are encouraging.
     The deregulation of the sale of over-the-counter drugs yielded appreciable results straight away: more than 1,200 retailers announced the start-up of the activity, with immediate positive effects in terms of selling prices. Surveys suggest that the retail prices of many non-prescription drugs have fallen by an average of 25-30 per cent, with some dropping by as much as 40 per cent. Competition at the retail level has mainly intensified as a result of the sales by parapharmacies; as of 31 December, such shops accounted for 85 per cent of the retailers active in the market, with the remaining 15 per cent consisting of large retail chains.
     The data on the number of new bakeries opened since the abolition of the fixed-quota licensing system are also significant: according to the business registers with the Chambers of Commerce some 2,834 new bakeries opened between July 2006 and February 2007.
     Turning to regulated professions, various professionals have started to use direct advertising with respect to their potential customer base. With regard to the deregulation of pricing, fees for some services have descended below the previous regulatory rninimums, particularly for services related to public procurement. Consumers have also taken advantage of regulations eliminating an exclusive previously held by notaries for the authentication of signatures for changes in ownership of registered personal property, and this has yielded savings currently estimated at around €160 million per annum.
     In the market for third-party motor insurance, premiums grew sharply following the deregulation of pricing in 1994. With this type of insurance being mandatory for all drivers, insurance companies have been able to apply higher prices instead of becoming — more efficient and offering a wider range of products. The findings of an investigation conducted by the Antitrust Authority in 1999 showed that various major insurance companies had exchanged significant amounts of strategic data, thereby rigging competition in the market. Insurance premiums thus continued to climb at rates that outpaced both inflation and the average rate of premium increases in Europe: over the 10-year period from 1996 to 2005, the prices for insurance in Italy rose by 112 per cent compared with an average increase of 25 per cent for the Euro Area. Subsequent regulatory provisions attempted to introduce corrective measures aimed at reducing the number of accidents and lowering the overall cost of loss claims. This translated into improved performance in terms of the insurance companies’ management of the third-party motor insurance line, with a positive trend in underwriting results that was followed nonetheless merely by a lower rate of increase in premiums as from 2002 and no signs of a reduction.
     In order to pave the way for greater competition between insurers, the Government introduced regulations to eliminate exclusive ties in contractual relationships between companies and agents. As of 1 February 2007, a new system for the direct settlement of auto-liability loss claims went into effect and some feedback on the first few months of the operation of the new system is aleady available: between February and May 2007, some 658,877 loss claims were opened, with 53 per cent of the total already having been settled.
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     The deregulation of the petrol-station network passed in 1998, and currently represents the second step of the Government’s policy aimed at opening up the market to competition. With the deregulation being implemented very gradually, and according to different schedules in the various regions, the benefits have been limited so far. The prices of oil products have repeatedly increased above the inflation rate, with the exception of the years of 1998, 2001,2002 and 2003 when the prices of crude oil sharply retreated. The Antitrust Authority has intervened various times with investigations aimed at eliminating behaviour to impede or prevent competition. The impact of the deregulation is expected to be more pronounced in the future as a result of the measures recently introduced by Government aimed at providing the public with more information about the sale prices set by the petrol stations.
     In the banking sector too, price increases over the past decade have been well above the European averages: between 1996 and 2005, prices rose by roughly 82 per cent in Italy versus an average of 37 per cent for the Euro Area. The legislation passed during the past year is designed to make it easier for individuals to change banks, and are thus aimed at eliminating obstacles to the actual workings of competition. A first step in this direction is the abolition of fees for the closing of accounts, a provision that has already had its initial effects on prices. In order to facilitate greater transparency, Law 248 also requires banks to provide at least 30 days’ advance notice to customers of any changes in the contractual conditions to the bank’s favour. Significant, immediate effects were also seen with respect to several measures implemented on 2 February 200728, including the elimination of penalties and portability for real estate mortgages and measures regarding the rescindability of insurance policies with a term of two or more years.
     The Government has also implemented reform measures to respond directly to the demands of the public presented to the various Government institutions and the Antitrust Authority. One example of such measures is the elimination of the recharge costs for prepaid telephone cards. Over the long term, this might allow for the rebalancing of demand toward more reasonably priced offers, potentially exerting an impact on competition in terms of the costs of the service.
IX.8 DEREGULATION IN 2007
Measures approved with the Decree-Law 7/2007, converted into Law 40/200729
MOBILE TELEPHONY
Credit recharging for mobile telephony services (Article 1, Paragraphs 1-2): Abolition of the cost of recharging prepaid telephone cards: the price paid must correspond to the telephone traffic acquired. The expiration of the telephone credit has also been abolished. Promotional offers must show all components of the actual cost of the telephone traffic in order to allow consumers to make a suitable comparison.

[28]	The measures were made definitively operative with the Conforming Bill No. 40.

[29]	“Urgent measures for consumer protection, the promotion of competition, the development of economic activity, the creation of new businesses, the enhancement of the value of technical/professional education, and the scrapping of auto vehicles.”
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TELEPHONY, TV AND INTERNET
Transparency of, and freedom to recede from, contracts with telephone, television and Internet service providers (Article 1, Paragraph 3): The contracts coveting services provided by telephone companies, television networks and Internet service providers must include the possibility of the contracting party receding from the contract at any time., without expenses other than those justified by the service provider’s costs. It is not possible to set an advance-notice obligation of more than 30 days. The Communications Authority (AGCOM) has responsibility for overseeing the implementation of the provisions.
FUEL DISTRIBUTION
Fuel price transparency (Article 2, Paragraphs 1 and 3): Information about petrol-station fuel prices must be displayed on signs placed at the entry to the stations and along the roads and toll highways.
TRAVEL
Timely reporting of accidents (Article 2, Paragraphs 2-3): Information about certain limitations to traffic must be posted on signs at the entry to roads and toll highways and along the roads and toll highways, prior to the payment of the tolls.
AIRLINE TICKET PRICES
Airline fare transparency (Article 3): Airlines must indicate the actual price of the service, specifying all additional components, including taxes. Any promotional offers not in compliance with the new regulations will be deemed to be misleading advertising, with the application of penalties. Airlines must also indicate the number of seats available at the price indicated in the promotion and the period of validity of the offer.
PACKAGED FOODS
Expiration dates on food products (Article 4): The expiration dates or the minimum conservation time for food products must be plainly legible and printed indelibly on the package.
INSURANCE
Non-exclusive agents for property-casualty lines (Article 5, Paragraph 1): Insurance companies may not execute contracts with agents incorporating exclusive distribution clauses for property-casualty lines (including fire, theft and accident insurance). The new legislation thus extends to all property-casualty lines the non-exclusivity clause already provided by Law 248/2006 for auto-liability policies, which is to be fully implemented as from 2008.
Abolition of requirement for 10-year property-casualty policies (Article 5, Paragraph 4): Insurance companies may not offer longer term policies that include a requirement for a term of at least ten years, as currently contemplated by the Italian Civil Code. The party taking out the policy will have the possibility to cancel the contract every year, at no cost, thereby being able to take advantage of better conditions, if any, offered by other companies.
Abolition of unjustified downgrading of the bonus-malus class for auto-liability insurance (Article 5, Paragraphs 2, 4 bis, 4 ter and 4 quater): A consumer entering into a new car insurance contract (whether for purchasing a second vehicle or due to an interruption in insurance coverage) shall maintain his/her class of merit, as certified by the most recently certified risk, regardless of the time elapsing in the event of the interruption of coverage. In the event of a loss claim, the insurance company may not downgrade the
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driver’s class of merit until the driver’s actual responsibility has been ascertained If that responsibility cannot be ascertained, then the responsibility for the accident will be split pro rata among the number of drivers involved.
Insurance companies must promptly advise drivers of any downgrading of the class of merit, in accordance with the principles of disclosure and transparency.
Comparison of auto-liability policies (Article 5, Paragraph 3): Consumers will be able to get up-to-date information about market rates. This responds to the need to “reduce the consumer’s information gap, thereby allowing the consumer to choose the product best corresponding to his/her preferences.” The Ministry of Economic Development will organize an online information service on its Internet site that will be based on data made available by the insurance regulator (ISVAP) so as to make it possible for consumers a comparison between the final prices of the different companies applicable to a person’s individual profile.
REAL ESTATE MORTGAGES
Extinction of mortgages (Article 13, Paragraphs 8 sexies -8 quaterdecies): Consumers having paid out their bank mortgages loans will not have to incur any new expenses in order to secure the cancellation of the mortgage and to regain full title to their property. The authentication of a notary is no longer needed in order to cancel the mortgage; it is now sufficient for the lending bank to advise the public records office within 30 days of the date on which the mortgage loan is repaid, and the public records office proceeds with the cancellation.
Prepayment of mortgage loans and prohibition against penalty clauses (Article 7): Consumers may request the full or partial prepayment of their mortgage loans without paying any penalties. Any clause to the contrary for mortgages executed after new regulations went into effect shall be considered void. With regard to mortgage loans outstanding, the Italian Banking Association and consumer associations signed an agreement on 2 May 2007 that is designed to remove the penalty clauses on mortgage loans taken out prior to 2 February 2007.
Mortgage portability; substitution (Article 8): Anyone who has contracted a mortgage loan can transfer the loan to a bank providing a new financing contract; the transfer can be made through a private contract and without losing the tax benefits contemplated for the first home.
BUSINESSES AND PROFESSIONS
Urgent measures for deregulation of certain business activities (Article 10): In order to start up activity as a hairdresser, beautician, cleaner, sanitation specialist, porter or driving school instructor, a statement of the start-up of activity will be sufficient, as the minimum-distance criteria and pre-established quotas have been eliminated Persons working as hairdressers, barbers and beauticians will still need to meet professional qualification requirements, if any, and ensure that their shop areas comply with urban, health and hygiene requirements. Shops are free to choose the day during the week on which they will close. Administrative and technical supervision of driving schools will continue to the responsibility of the provinces. Anyone wishing to work as a tour guide will need to meet the professional requirements established by regional laws, without any obligation for advance authorization. Persons working as tour guides no longer need to be residents and no quotas may be set in terms of their numbers.
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GAS MARKET
Measures for the gas market (Article 11): In order to increase trading of natural gas in the national market and to facilitate market access by small- and medium-sized companies, the Ministry of Economic Development will issue a decree defining the means with which the holders of exploration concessions will transfer to the regulated market the portions of their output due to the state. The Ministry’s decree will need to be issued after consultation with the Electricity and Gas Authority (AEEG). Once the decree goes into effect, a portion of the overall volumes imported on the basis of authorizations issued by the Ministry of Economic Development will need to be offered to the regulated market.
Measures approved with Decree-Law 73/200730
Protection: The provision provides the initial measures for the start-up of the market for domestic customers of the electric system who will become ‘non-captive’ as of 1 July, while the guarantee measures will also be maintained.
Guarantee system: Guarantee of service delivery, on a basis consistent with the current situation, for domestic customers and small- and medium-sized businesses (less than 50 employees and revenues of #eu#10 million or less), who do not select a new supplier on the free market: the two types of customers will be able to continue to benefit from the current service conditions, and thus from the economies of scale stemming from the supply through the Single Buyer. The Electricity and Gas Authority (AEEG) shall continue to have supervision and ex post intervention powers in order to safeguard the rights of the users, including in cases of unjustified price increases or changes to the service conditions for customers who have not yet exercised their right to choose a services provider.
Protection system: The continuation of supply and service will be ensured for (i) other non-domestic customers (companies with more than 50 employees which effectively have not yet left the restricted market) which have not chosen a new electric energy supplier, and (ii) anyone else remaining without a supplier. This service is to be temporarily provided by distribution companies or by their sales affiliates, but the Ministry of Economic Development will select the suppliers through competitive bidding.
Transparency rules for the start-up of the market for domestic customers: the unbundling of electricity sale from distribution activity and the functional separation of the management of the electricity and natural gas systems infrastructures and the rest of the activities (separation which also extends to the stocking of gas) will ensure correspondence between the opening up of demand and supply sides of the market. The framework created should thus facilitate the development of full-scale competition to the benefit of consumers, while also guaranteeing neutrality in the management of the network infrastructures.

[30]	“Urgent measures for implementation of EU provisions with regard to the deregulation of the energy markets”.
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Transparent information about the energy mix: The suppliers of electric energy will be required to inform their final customers about the mix of energy sources used for the production of the energy supplied, and to indicate the information available about the environmental impact of the production, in accordance with the operational guidelines to be defined by the Ministry of Economic Development, after its consultation with the Ministry of the Environment and as proposed by the Electricity and Gas Authority (AEEG).
Measures under discussion before Parliament
FUEL DISTRIBUTION
Elimination of obstacles to sales/marketing activity: The installation and the activity of a petrol station cannot be subordinated to the respect of the minimum-distance criterion or to pre-set parameters. Administrative constraints on the sale of complementary products and services (non-oil activity) will be lifted.
PROPANE GAS DISTRIBUTION
Measures for propane gas distribution: Propane gas tanks will no longer be installed only with the commodatum formula (generally for ten years) and with the limitation of an exclusive for supplying the gas. The tank must be made available under a lease, and the owner will have the option of purchasing the gas through a freely competitive market.
TRANSPORT
Measures regarding rail transport: The measures are based on the following key elements: the separation between the regulatory authority and the entity operating the network; the efficiency of the network’s operation, including through the non-discriminatory attribution of transportation capacity; professional skills and organizational capacity of the service providers; a portion of the revenues of the services contracts for the use of the networks to be used for maintenance of the railroad rolling stock. The measures needed for complete deregulation of the railway service will be adopted by the Minister of Transport after the completion of a sector survey.
Measures regarding innovative transport: In order to promote functional growth and innovation in the local public transport sector, a plan has been developed through which authorizations will be issued for innovative services (including multiple use, car sharing, ecological transport, and transportation for the needy and disabled). Municipalities will be responsible for promoting such services, including through the use of incentives.
FINANCIAL AND BANKING SECTOR
Invalidity of maximum overdraft clause: Contractual clauses referring to the maximum overdraft commissions are invalidated.
Proposal for promoting improvements to payment instruments: Around 90 per cent of business transactions in Italy are currently settled in cash versus an average of 63 per cent for the EU’s leading countries. The situation requires the re-ordering of the payment systems. First of all, the traceability of payments with respect to the public administration needs to be made available, with the public administration required to equip itself with the appropriate technologies therefore. Second, electronic payment systems will receive incentives (including fiscal incentives). Revisions will be made to the rules regarding the stamp tax on banking services for accounts with a limited financial or administrative
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impact. Finally, holders of VAT registration numbers will be able to use electronic billing systems, with the consequent easing of requirements for the transmission of customer/supplier lists.
BROKERAGE ACTIVITY
Brokerage activity: In order to streamline bureaucratic formalities, persons interested in exercising brokerage activity (business brokers, real estate agents, business agents, marketing representatives and agents, maritime agents and ship agents) will no longer need to register on the professional register and on the register of businesses maintained by the chamber of commerce. It will be sufficient to advise the chamber of commerce of the start-up of the activity.
IX.9 FIGHT AGAINST TAX EVASION
     Tax evasion represents a critical issue with regard to Italy’s economic development, as it takes away resources from the public budget, has the effect of increasing the fiscal burden for taxpayers who properly fulfil their fiscal obligations, alters the justice of the taxation system, causes bias in normal market competition prompting inefficiency of the economic system, and contributes to blurring the boundaries between legal and criminal activities.
     The level of tax evasion in Italy is generally considered to be very high. The reasons for the high level of evasion can be mainly explained by the characteristics of the country’s economic and productive structure, and by several institutional and organizational factors, such as the system of controls, the level of penalties, and the means for collecting taxes.
     Official national accounting data estimate that the underground economy is worth somewhere between 16.6 and 17.7 per cent of GDP31. Other studies carried out by reliable institutions and organizations indicate even higher figures. In any case, the estimates put Italy at the head of the list of EU countries in terms of tax evasion32, at a level much higher than that which could be considered as compatible with the size of the country’s economy. It is thus fundamental to reduce tax evasion in Italy, through adequate policies aiming at fighting and deterring the practice.
     Several studies, which have estimated the amount of income on which taxes are not paid, have shown that evasion is not uniformly distributed at a geographical or sector level. From a sector perspective, tax evasion appears to be more concentrated in the services sector (services to businesses and individuals, and in retailing), whereas from a

[31] ISTAT, “La misura dell’economia sommersa secondo le statistiche ufficiali — Anni 2000/2004”, December 2006.

[32] The methods used for estimating tax evasion are different in each country, and thus the results are not comparable. A study of 21 OECD countries effected by Schneider and Klinglmair in 2004 placed Italy as the second-ranking country (after Greece) in terms of the presence of the underground economy (which is a good approximation of tax evasion) and indicated that Italy’s level of underground economy was much greater than the OECD average.
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geographic standpoint, tax evaders are mostly found in the country’s northernmost and southernmost regions33.
     The actions inaugurated by the Government to fight tax evasion are designed to re-establish a proper relationship between taxpayers and public institutions, so that both parties in that relationship meet their fiscal obligations. The actions include the abandonment of any form of amnesty programme, so as to re-establish the taxpayers’ understanding that paying taxes is an obligation.
     As a result of various measures34, important regulatory changes have been recently adopted for the purpose of increasing the transparency of business transactions, improving the flows of information available to the taxation officials, reducing tax-avoidance practices, and favouring the detection of tax basis.
     The measures with the most significant impact are summarized below:
•	The measures applicable to real estate sales were implemented to limit fraud, in particular with regard to sales made by persons required to pay VAT; with only some exceptions, the measures have resulted in the application of VAT being replaced by the application of a registration tax.

•	The measures regarding ‘dummy companies’ have modified the criteria for the identification of the same, and likewise increase the presumed income in relation thereto. Some limits on the use of VAT credits by non-operating companies have also been introduced for the purpose of preventing tax evasion.

•	Other VAT measures include the introduction of the reverse charge in the construction industry, more careful monitoring of ‘parallel importation’ of vehicles (which has given rise to significant cases of fraud), and the possibility of the advance checking of automatic offsetting (which may entail incorrect refunds and offsetting) for certain specific cases.

•	The measures aimed at increasing the availability and quality of information that can be used for tax audits and assessments include: the creation of a general register of current accounts; the re-introduction of the customer/supplier lists; the obligation to use a special account for the receipt of payments; the obligation of electronic transmission of payments.

•	The tax authorities’ powers to launch investigations and to impose penalties have been increased, consistent with a strategy to bolster control and assessment procedures.

•	The system of sector studies used by the tax authorities for approximating income has also been changed. The changes include: the updating of the studies every three years; the analysis of general and specific consistency; the

[33] Studies conducted by the tax authorities (S.Pisani and C.Polito “Metodologia di integrazione tra data IRAP e di Contabilita Nazionale”, Revenue Authorities, 2006) and analyses carried out by the research and fiscal/economic policy office of the Department of Fiscal Policies.

[34] Decree-Law 223/06 “Urgent measures for relaunching the economy and social programmes, for holding down and streamlining public expenditure, and for revenues and the fight against tax evasion” converted, with amendments, by Law No. 248/2006; Decree-Law 262/06 “Urgent taxation and financial measures” converted, with amendments, by Law No. 286 of 24/11/2006; 2007 Budget Law.
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updating of the limit of revenues for their application; the re-definition of the causes of exclusion; and penalties for false data. The measures are designed to make the system more up-to-date and more powerful, as it represents a valid tool for checking on a vast mix of small- and medium-sized businesses.
     The policies and actions adopted by the Government to combat tax evasion have yielded positive results in terms of the revenue trend. A portion of the higher-than-forecast revenues for 2006 and 2007 can be attributed not only to a more rigorous programme of tax audits, but also to the measures to prevent tax evasion and tax avoidance that presumably prompted an increase in tax compliance and the revelation of taxable income.
     The effort to fight tax evasion must continue:
•	with the expansion of the range of information available and improved use of the same via greater integration of the various databases involved;

•	with the reorganization of the general tax records in relation to the individual taxpayers and not the taxes, so as to come up with a functional database that can be used for a comprehensive audit of an individual taxpayer’s earnings;

•	with increased actual probability that evaders will be subject to audits and the assessment of additional taxes. The audit activity needs to be intensified with respect to large taxpayers, joint-stock companies and the services sector; the activities to fight cases of fraud with respect to VAT and customs duties also need to be intensified. The time between the filing of tax returns and the use of the same for audit purposes also needs to be reduced.
IX.10 FISCAL RULES
     The growing sensitivity to budget discipline basically stems from the widely shared opinion within the EU and some of the most authoritative international institutions that the adoption of appropriate fiscal rules can constitute an indispensable basis for the sustainability of public finance over the medium/long term35. Such rules do not represent an automatic guarantee of success, as a serious commitment to the pursuit of budget discipline is also necessary. In any event, the presence of control mechanisms meaningfully reduces the risk of uncontrolled growth of expenditures.
     The Organization for Economic Cooperation and Development (OECD) has summarized as follows the arguments in favour of setting term limitations on the growth of public spending:
•	It mitigates the risk of getting close to the maximum deficit allowed (3 per cent in the case of the EU) during periods of economic prosperity, inevitably exceeding such limit during periods of recession or stagnation;

[35] According to Kopits and Symanski (1998), a fiscal rule is a “permanent constraint on fiscal policy, expressed in terms of a summary indicator of fiscal performance”. Fiscal rules may regard the deficit and the public debt, total revenues and expenditures, as well as individual spending components.
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•	It reduces the risk of the implementation of expansionary fiscal policy during periods of strong growth;

•	It allows automatic stabilisers to operate fully on the revenue side, during both positive and negative phases of the economic cycle;

•	It prevents unexpected cuts in public spending when tax revenues are lower than expected, as would occur in the case in which budget rules were to refer to the deficit;

•	It makes it possible to maintain public investment spending, establishing separate limits for each category of expenditures;

•	It can prompt improvements in the quality of public spending, by promoting a greater focus on the setting of spending priorities;

•	It makes the government’s future fiscal policy more predictable. Less uncertainty about the imposition of future taxes improves social well-being by allowing families to have more specific information about the medium-/long-term prospects for jobs, savings and consumption;

•	Finland, the Netherlands and Sweden have had positive experience with setting term spending limits. Empirical studies conducted by the European Commission have affirmed that the introduction of rules for public spending improves the ratio between primary expenditure, net of the cyclical component, and GDP.
     Spending rules can regard a range of the general government’s budget aggregates, and they may be defined in real or nominal terms, over a time horizon that can vary. The range of fiscal rules has increased in recent years, involving not only the central administrations and the main public budget aggregates (deficit, debt, total revenues, total expenditures), but also regional and local territorial entities and specific expenditure areas.
     Simplicity and transparency represent the advantages of covering the total spending aggregate. Instead, there are fundamentally two disadvantages: the introduction of an incentive to penalize the less politically sensitive spending categories (e.g. capital expenditures) and an incentive to steer pro-cyclical policies inasmuch as a reduction in interest expenditure or on categories of expenses linked to the trend of the economy (e.g. unemployment subsidies) could be offset by an increase in the categories of discretionary expenditures. Furthermore, defining a rule in nominal terms is advantageous because it implies simplicity and ease of monitoring. It does not, however, allow for taking due account of the impact of inflation on spending. Finally, the time horizon covered by the rule is not irrelevant. A shorter term horizon makes the rule less effective inasmuch as it is easier to postpone the achievement of the objective to a subsequent period, without any offsetting. With a longer term perspective, any deviations in a given year must be offset in subsequent years.
     Several statistical and econometric analyses have shown the existence of a positive link between number-based rules and budget results. Analyses show that the cyclically adjusted budget balance and the structural primary expenditure over the long term tend to improve in the years following the introduction of budget rules. Actual experience
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shows that expanding the number of areas covered by budget rules can lead to lower deficits or higher surpluses when all other conditions ate held constant36.
     Studies conducted in recent years in the main OECD countries have shown that fiscal rules based on the imposition of expenditure ceilings (instead of on budget balances) have produced broader budget adjustments in qualitative and quantitative terms. The research has also shown that fiscal rules must be adapted to the specific context in order to have the greatest impact on the budget results. In any event, it seems certain that the presence of several common elements is able to generate more favourable budget results37. More specifically, actual experience shows that positive results can be achieved from the definition of rules that are (i) rigid and based on transparency; (ii) associated with legislative or constitutional provisions; (iii) accompanied by automatic corrective and sanction measures to address cyclical fluctuations; and (iv) monitored by independent authorities.
     The application of fiscal rules has not yet produced any universally favourable outcomes for any national or local entity, but this is mostly to be attributed to the use of sanction mechanisms that are not sufficiently effective in the event of the non-observance of the rules. The experience in several countries (Sweden, Netherlands and the United States, in particular) shows that the imposition of rigid rules has turned out to be rather effective for the purposes of consolidating the public finances, and has not entailed negative economic consequences. In general, in the successful cases, it can be noted that the rules were reinforced by the presence of an ad-hoc structure supported by an adequate information reporting system. Furthermore, in various countries (United Kingdom, Sweden, Belgium, Netherlands, Australia, and New Zealand), the ex-post evaluation of the rules set turned out to be extremely important. Other elements confirming the scenario outlined can be drawn from an examination of the experience of the more virtuous countries (Sweden, Netherlands, Spain, United Kingdom and the United States).
     In Sweden, for example, a fiscal rule was introduced for annually establishing the limits for the next three years on the nominal expenses of the central government in relation to 27 areas. The rule also provides for the achievement of a budget surplus equal to an average of 2 per cent of GDP during the economic cycle. The rule is rounded out by the a-posteriori review of the results achieved versus the pre-set objectives.
     The Netherlands instead tested a term spending agreement which establishes ceilings for the spending by the central government, the healthcare sector and the social security administration, in relation to conservative growth forecasts. The agreement also contemplates an automatic mechanism for cutting taxes (equal to one-half of the incremental revenues collected) should the budget deficit fall below 0.75 per cent of GDP.
     In the United Kingdom, the Code for Fiscal Stability has provided a ‘golden rule’ that allows for the possibility of incurring loans only for the purpose of financing expenditures on investments. In addition, a system for the annual reporting of budget data has been introduced in order to increase transparency.
     In the United States, the Budget Enforcement Act (BEA) passed in 1990 sets ceilings (in nominal terms) on discretionary spending and specific limits for some

[36] See “Public Finance in EMU”, 2006.

[37] OECD, “Economic Outlook”, 2007.
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expenditure categories over a five-year period. In addition, the law provides that any legislative changes having repercussions on revenues or mandatory spending (such as healthcare spending, unemployment subsidies, and pharmaceutical price supports) must be neutral on the budget.
     The situation in Spain merits special attention since it has been cited by the European Commission as an example of reform capable of reducing the potential pro-cyclical effects arising from budget rules set in nominal terms. In 2003, legislation was enacted that imposed a ceiling on total spending and the achievement of a balanced budget or budget surplus at all government levels (central and local) and for all public-sector companies. The legislation also introduced a fund equal to 2 per cent of the spending in order to cover unexpected outlays.
     In 2006, the regulations underwent some changes. The budget objective for all levels of the public sector was defined on the basis of the economic cycle, computed by referring to Spain’s potential GDP growth rate. All public-sector levels are required to generate budget surpluses if economic growth is above 3 per cent, while a balanced budget is sufficient whenever the GDP growth rate is between 2 and 3 per cent. In the event of growth below 2 per cent, deficits are allowed, provided that net borrowing does not exceed 1 per cent of GDP. Another change in the law accommodates the need to relate the public accounts to productivity improvement. Regardless of the economic cycle, a total deficit equal to 0.5 per cent of GDP is allowed for financing investments that increase productivity (e.g. infrastructures and R&D). In any case, the possibility of incurring deficits is not automatic, and is instead evaluated on a case-by-case basis. Notwithstanding the various allowances, the deficit threshold of 1.5 per cent of GDP may not be surpassed.
     Taking into account the actual experience of other countries, the European Commission and leading international institutions have come up with specific recommendations for Italy with regard to the need to revise budgeting procedures so as to improve their efficiency and effectiveness in terms of controlling expenses.
     The final recommendations contained in the International Monetary Fund’s report on Italy (Article 4 of the Statute) include the explicit request for Italy to set term spending objectives as part of a more general recommendation to reform budgeting procedures. Increasing the efficiency of the process — including by planning controls over budget results and not only over formal legitimacy — is considered an absolute priority by the IMF.
     In a recent report on Italy, the OECD also proposed the setting of rigid spending limits via establishment of ceilings covering a period of two or more years. More specifically, the report recommends the central government’s primary spending be set within the limits for inflation growth, thereby impeding growth in real terms, at least until the primary surplus reaches 5 per cent of GDP, the objective which the government intends to achieve by 2011. Since spending by local entities accounts for a big portion of the aggregate growth of the primary expenditure, the internal stability pact needs to be amended in order to involve regions and municipalities in complying with the spending rule; in essence, this means cutting discretionary expenditures.
     As to the European Commission, the introduction of specific rules that reduce risks of senseless policies (particularly during specific periods, such as pre-election periods) has been cited numerous times as the possible solution to the problems of
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deferral in the fiscal-consolidation strategy. The Commission’s recommendations for Italy’s Stability Programme (which were later adopted by the Ecofin Council) explicitly request the country to implement expenditure control mechanisms, particularly in the healthcare area, as part of a general reform of budgeting procedures that will include strategic planning for over a period of years.
IX. 11 KYOTO OBJECTIVES
     Ratified by Italy with Law 120 of 2002, the Kyoto Protocol requires a 6.5 per cent reduction of the country’s CO2 emissions between 1990 and 2012. Considering a roughly 13 per cent increase in the country’s emissions since the law was enacted, Italy will need to cut a total of 98 million tons of emissions per annum over the 2008/2012 period.
     The implementation of the initiatives outlined below (supplemented by the measures already provided in the National Allocation Plan 2, pursuant to the EU Directive 87/2003) is thus absolutely necessary in order for Italy to meet binding international commitments. Moreover these initiatives will make it possible to cut emissions by more than 70 million tons per annum.
     It is important to reiterate that should the total cut foreseen not be achieved, the country will be liable for penalties equal to €100 for each ton of CO2 emissions counted in the planned reduction and not effectively cut. In addition to the penalty, Italy will also have the cost of acquiring the related CO2 quotas on the market, which is estimated for the period of reference at least €20 per ton. By way of illustration, if Italy were not to be able to count on forest sinks and purchase credits through the Clean Development Mechanism (CDM) and Joint Implementation (JI) provided by the Kyoto Protocol, the burden on the public accounts would be around €4 billion per annum.
     While these urgent measures are needed in order to meet the imminent objectives set by the Kyoto Protocol, other initiatives to deal with climate change need to be adopted immediately, on the basis of a long-term plan that is compatible with the public finance framework.
Measures to tackle climate change and its effects
TRANSPORT
Preparing a National Plan for Sustainable Mobility with regard to urban areas afflicted by environmental problems, leading to the shoring up of public transport.
Redefining circulation taxes on the basis of CO2 emissions per kilometre.
Facilitating access to the methane-gas distribution network.
Promoting collective use of vehicles (car-sharing, car-pooling, etc.).
Planning and building infrastructures useful for electrified public transport.
Stimulating the modal shifting of long-distance freight transport from road to rail transport and cabotage, and promoting intermodal transport.
Converting public transport to electric traction or to fuels with low CO2 emissions (methane, biofuels, GPL, etc.).
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Extending, and facilitating access to, pedestrian areas and bicycle lanes in urban settings, while promoting the security thereof.
Providing incentives for converting private transport to electrically powered vehicles and/or vehicles powered by fuels with low CO2 emissions (methane, biofuels, GPL, etc.).
Providing incentives for converting existing vehicles to the limits contemplated for the Euro 5 standard.
Setting up a regional market for trading of emissions quotas for initiatives in sectors not regulated by EU laws.
Promoting an adequate system of monitoring aimed at supporting the inclusion of aviation in the EU’s emission trading system.
THERMO-ELECTRIC ENERGY
Reformulating fiscal parameters for electricity on the basis of a single emissions benchmark per KWh produced.
Promoting small diffused tri-generation and cogeneration units.
Gradually adjusting the distribution network so as to respond to the need of diffused energy generation.
Gradually planning the substitution of fossil fuels with high rates of CO2 emissions.
RENEWABLE SOURCES
Revising mechanisms for the production of electricity from renewable sources through green certificates and an energy account.
Stabilizing the energy account incentives in order to support production of photovoltaic and thermal solar energy.
Achieving at least 500 MW of installed power from thermal solar energy.
Stabilizing the incentives aimed at promoting thermal solar energy to be used for heating water, heating and cooling systems.
Promoting thermal-solar district heating for large users.
Supporting entrepreneurial initiatives in developing components and technologies for the production of energy from renewable sources.
Developing the national platform for producing hydrogen from renewable sources.
Developing the potential of eolic energy, wave motion and submarine forces, and defining the responsibilities for off-shore initiatives.
Providing incentives and simplifying the authorizations for use of micro- and small eolic plants and micro-hydroelectric plants.
Promoting the use of low-enthalpy heat technology.
ENERGY EFFICIENCY AND SAVINGS
Planning and implementing a national energy-efficiency plan for government offices.
Simplifying the public administration’s access to financing through third parties, including with the assumption of a guarantee.
Promoting the market for energy services.
Extending white certificates, including for the purpose of making them the source of a guarantee on debtor positions.
Planning and implementing the national public-lighting plan, and promoting highly efficient lighting systems.
Promoting passive systems against network leakage.
Setting up a regional market for trading of emissions quotas for initiatives in sectors not regulated by EU laws.
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Building on current policies aimed at renewing the stock of household appliances to the advantage of products that are more efficient and less energy-consuming.
Involving small- and medium-sized businesses in adopting measures to limit demand for primary energy and the efficient use thereof, including through legislation regarding public tenders for goods and services.
WASTE RECYCLING
Defining minimum objectives for recycling materials coming from the separate collection of recyclable materials, for the purpose of the assignment of white certificates.
Providing incentives for the production of bio-gas coming from anaerobic digestion of organic material, including that from solid urban waste.
Reducing the use of primary packaging and promoting packaging that has lower carbon content and can actually be recycled.
CONSTRUCTION
Promoting measures in the construction sector that can reduce demand for primary energy.
Harmonizing building regulations, including for the purpose of the full application of the Decree-Law 311/2006.
Making bio-building techniques tax-exempt for new building and building renovation.
Promoting low energy-intensity heating and cooling systems.
Stabilizing tax measures aimed at the energy improvement of buildings.
Introducing energy and water-savings parameters among priority criteria for the access to public financing and contracts in the building sector.
FARMING AND FORESTRY
Increasing micro co-generation from wood biomasses, scrap materials, farm refuse and food-product transformation.
Promoting renewable energy for heating greenhouses.
Promoting the production of short chain bio-fuels.
Promoting farming practices that allow for increasing the carbon content in the soil.
Setting up and maintaining the register for forest sinks.
DEFENSE AND SOIL CONSUMPTION
Establishing measures for conserving organic soil, including for the purpose of absorbing CO2.
Reformulating urban-planning regulations with the aim of both reducing land consumption and defending the landscape.
Defining plans to safeguard the coastline, including with a view toward adapting to climate change.
Setting the parameters for suitable land-conservation incentives, to be applied at the time funds are transferred from the central to the local administration.
Completing the clean-up of contaminated sites, as well as promoting incentives and the streamlining of such initiatives so as to set up programme agreements, including for the purpose of reconverting cleaned up sites to sites for the production of energy from renewable sources.
BIO-DIVERSITY AND PROTECTED AREAS
Defining a bio-diversity protection plan aimed at safeguarding the areas most vulnerable to climate-related phenomena.
Completing the Network Nature 2000, the Nature Charter and the Ecological Network.
Ministero dell’Economia e delle Finanze

2008-2011 Economic and Financial Planning Document
Harmonizing institutional responsibility for the planning of vast areas, in particular mountainous and river areas.
Commitment to achieving the objectives set at an international level within the Bio-Diversity Safeguarding Convention, known as Countdown 2010.
Reinforcing the network of protected marine areas and geo-mineral parks.
WATER AND WATER CONSERVATION
Refinancing the National Irrigation Plan aimed at the maintenance and modernization of the network and the infrastructures, and at increasing the storage capacity.
Promoting technologies for water savings with regard to irrigation, the farming industry, and industrial and domestic use.
Reformulating concession tariffs for drawing water for food production purposes.
Defining the monitoring plan for artesian wells, also with the aim of repressing unauthorized use of the wells.
Defining an appropriate strategy aimed at reducing and preventing the introduction of pollutants in superficial and subterranean waters.
Relaunching of the EU Water Directive 2000/60/CE, including through the definition of hydrographic districts.
TECHNOLOGICAL INNOVATION
Defining and regulating Strategic Innovation Plans, aimed at boosting research activity not sufficiently profitable, including through the use of public resources and skills (universities, research centres, the Italian National Agency for New Technologies, Energy and the Environment-ENEA, etc.).
Channelling resources that fall within the general system charges managed by the Equalization Fund for the Electric Energy Sector to production of energy from renewable sources.
Setting up of Italian Carbon Fund for the purchase of emissions credits from the CDM and JI mechanisms set up under the Kyoto Protocol.
Ministero dell’Economia e delle Finanze